    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1998



                                                      REGISTRATION NO. 333-62265


                                                                       811-08969

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2                     /X/

                     FARM BUREAU LIFE VARIABLE ACCOUNT III
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             5400 University Avenue
                          West Des Moines, Iowa 50266
                    (Address of Principal Executive Office)
                            ------------------------

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 University Avenue
                          West Des Moines, Iowa 50266
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415
                            ------------------------

                 Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement.

  Securities being offered: Flexible Premium Variable Life Insurance Policies
                            ------------------------

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2                       Caption in Prospectus
------------   ------------------------------------------------------------
         1.    Cover Page
         2.    Cover Page
         3.    Not Applicable
         4.    Distribution of the Policies
         5.    Farm Bureau Life Insurance Company; The Variable Account
         6.    The Variable Account
         7.    Not Required
         8.    Not Required
         9.    Legal Proceedings
        10.    Summary; The Variable Account; Investment Options; Charges
                 and Deductions; Policy Benefits; Voting Rights; General
                 Provisions
        11.    Summary; Investment Options
        12.    Summary; Investment Options
        13.    Summary; Charges and Deductions; Investment Options
        14.    Summary; Premiums
        15.    Premiums
        16.    Premiums; Investment Options
        17.    Summary; Charges and Deductions; Policy Benefits; Investment
                 Options
        18.    Investment Options; Premiums
        19.    General Provisions; Voting Rights
        20.    Not Applicable
        21.    Policy Benefits; General Provisions
        22.    Not Applicable
        23.    Safekeeping of the Variable Account's Assets
        24.    General Provisions
        25.    Farm Bureau Life Insurance Company
        26.    Not Applicable
        27.    Farm Bureau Life Insurance Company
        28.    Executive Officers and Directors of Farm Bureau Life
                 Insurance Company
        29.    Farm Bureau Life Insurance Company; State Regulation and
                 Ownership of the Company
        30.    Not Applicable
        31.    Not Applicable
        32.    Not Applicable
        33.    Not Applicable
        34.    Not Applicable
        35.    Distribution of the Policies
        36.    Not Required
        37.    Not Applicable
        38.    Summary; Distribution of the Policies
        39.    Summary; Distribution of the Policies
        40.    Not Applicable
        41.    Farm Bureau Life Insurance Company; Distribution of the
                 Policies

Item No. of
Form N-8B-2                       Caption in Prospectus
------------   ------------------------------------------------------------
        42.    Not Applicable
        43.    Not Applicable
        44.    Premiums
        45.    Not Applicable
        46.    Policy Benefits
        47.    Investment Options
        48.    Not Applicable
        49.    Not Applicable
        50.    The Variable Account
        51.    Cover Page; Summary; Charges and Deductions; Policy
                 Benefits; Premiums
        52.    Investment Options
        53.    Federal Tax Matters
        54.    Not Applicable
        55.    Not Applicable
        56.    Not Required
        57.    Not Required
        58.    Not Required
        59.    Not Required

PROSPECTUS
--------------------------------------------------------------------------------

FARM BUREAU LIFE VARIABLE ACCOUNT III
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable life insurance policy (the "Policy") issued by Farm Bureau Life Insurance Company (the "Company"). This type of life insurance is also commonly called variable universal life. The Policy is designed to provide lifetime insurance protection to age 115. The Policy permits the policyowner to vary premium payments and adjust the death proceeds payable under the Policy. The Policy has been designed for maximum flexibility in meeting changing insurance needs.

The minimum specified amount for which a Policy will be issued is normally $50,000. The Policy provides for the payment of the death proceeds upon the death of the insured and for a net surrender value or net accumulated value that can be obtained upon surrender or partial withdrawal of the Policy. Death proceeds may, and accumulated value will, vary with the investment experience of Farm Bureau Life Variable Account III (the "Variable Account"). THE POLICYOWNER BEARS THE ENTIRE INVESTMENT RISK; THERE IS NO GUARANTEED MINIMUM ACCUMULATED VALUE. The Policy also provides for loans using the Policy as collateral. The Policy will remain in force so long as net accumulated value or net surrender value is sufficient to pay certain monthly charges imposed in connection with the Policy.


A policyowner may allocate net premiums under a Policy to one or more of the subaccounts of the Variable Account. Each Subaccount invests exclusively in shares of the corresponding Investment Options of EquiTrust Variable Insurance Series Fund: Value Growth Portfolio, High Grade Bond Portfolio, High Yield Bond Portfolio, Money Market Portfolio and Blue Chip Portfolio; T. Rowe Price Equity Series, Inc.: Equity Income Portfolio, Mid-Cap Growth Portfolio, New America Growth Portfolio and Personal Strategy Balanced Portfolio; T. Rowe Price International Series, Inc.: International Stock Portfolio; Fidelity Variable Insurance Products Fund ("VIP"): Growth Portfolio and Overseas Portfolio; Fidelity Variable Insurance Products Fund II ("VIP II"): Contrafund Portfolio and Index 500 Portfolio or Fidelity Variable Insurance Products Fund III ("VIP III"): Growth & Income Portfolio. The accompanying prospectus for each Fund describes the investment objectives and attendant risks of each Investment Option.


A policy owner may also allocate net premiums to the Declared Interest Option. The Declared Interest Option is supported by the Company's General Account. Accumulated value allocated to the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.

This Prospectus generally describes only the portion of the Policy involving the Variable Account. For a brief summary of the Declared Interest Option, see "THE DECLARED INTEREST OPTION."

A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. If a contract is a modified endowment contract, any loan, partial withdrawal, surrender and/or assignment of the policy could result in adverse tax consequences and/or penalties. (See "FEDERAL TAX MATTERS.")

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium variable life insurance policy.

THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH FUND'S INVESTMENT OPTIONS.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------

Issued By

Farm Bureau Life Insurance Company
5400 University Avenue
West Des Moines, Iowa 50266
1-800-247-4170

              THE DATE OF THIS PROSPECTUS IS               , 1998.

--------------------------------------------------------------------------------
                   TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----
DEFINITIONS...............................................................     3
--------------------------------------------------------------------------------
SUMMARY OF THE POLICY.....................................................     5
          The Policy......................................................     5
          The Variable Account............................................     5
          The Declared Interest Option....................................     5
          Premiums........................................................     5
          Policy Benefits.................................................     6
          Charges.........................................................     7
          Distribution of the Policies....................................     9
          Other Policies..................................................     9
          Tax Treatment...................................................     9
          Cancellation Privilege..........................................     9
          Illustrations...................................................     9
--------------------------------------------------------------------------------
FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT...............     9
          Farm Bureau Life Insurance Company..............................     9
          Iowa Farm Bureau Federation.....................................    10
          The Variable Account............................................    10
          Investment Options..............................................    10
          Addition, Deletion or Substitution of Investments...............    13
--------------------------------------------------------------------------------
THE POLICY................................................................    14
          Purpose of the Policy...........................................    14
          Purchasing the Policy...........................................    14
          Premiums........................................................    14
          Policy Lapse and Reinstatement..................................    16
          Examination of Policy (Cancellation Privilege)..................    17
          Special Transfer Privilege......................................    17
          Exchange Privilege..............................................    17
--------------------------------------------------------------------------------
POLICY BENEFITS...........................................................    19
          Accumulated Value Benefits......................................    19
          Transfers.......................................................    22
          Loan Benefits...................................................    22
          Death Proceeds..................................................    24
          Accelerated Payments of Death Proceeds..........................    26
          Benefits at Maturity............................................    27
          Payment Options.................................................    27
--------------------------------------------------------------------------------
CHARGES AND DEDUCTIONS....................................................    28
          Premium Expense Charge..........................................    28
          Monthly Deduction...............................................    29
          Transfer Charge.................................................    31
          Partial Withdrawal Fee..........................................    31
          Surrender Charge................................................    31
          Variable Account Charges........................................    32
--------------------------------------------------------------------------------
THE DECLARED INTEREST OPTION..............................................    32
--------------------------------------------------------------------------------
GENERAL PROVISIONS........................................................    33
--------------------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES..............................................    36
--------------------------------------------------------------------------------
FEDERAL TAX MATTERS.......................................................    36
--------------------------------------------------------------------------------
ADDITIONAL INFORMATION....................................................    40
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS......................................................    48
--------------------------------------------------------------------------------
APPENDIX A................................................................   A-1
--------------------------------------------------------------------------------
APPENDIX B................................................................   B-1
--------------------------------------------------------------------------------
APPENDIX C................................................................   C-1
--------------------------------------------------------------------------------


                   The Policy is not available in all States.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

--------------------------------------------------------------------------------
                   DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATED VALUE............  The total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account, the value of the
                               Policy in the Declared Interest Option and any outstanding Policy Debt.
ATTAINED AGE.................  The Insured's age on his or her last birthday on the Policy Date plus the number of Policy Years since the Policy Date.
BENEFICIARY..................  The person or entity named by the Policyowner in the application or by later designation to receive the death proceeds upon the death of the
                               Insured.
BUSINESS DAY.................  Each day that the New York Stock Exchange is open for trading, except the day after Thanksgiving, the day before Christmas (in 1998) and any day on which the Home Office is closed because of a weather-related or comparable type of emergency and is unable to segregate orders and redemption requests received on that day.
COMPANY......................  Farm Bureau Life Insurance Company.
DECLARED INTEREST OPTION.....  A part of the Company's General Account. Net Premiums may be allocated, and
                               Accumulated Value may be transferred, to the Declared Interest Option.
                               Accumulated Value in the Declared Interest Option is credited with interest at a declared annual rate guaranteed to be at least 4.0%.
DELIVERY DATE................  The date which the Policy is issued and mailed to the Policyowner.
DUE PROOF OF DEATH...........  Proof of death that is satisfactory to the Company. Such proof may consist of the following if acceptable to the Company:
                                   (a)  A certified copy of the death certificate;
                                   (b)  A certified copy of a court decree reciting a finding of death; or
                                   (c)  Any other proof satisfactory to the Company.
FUND.........................  An open-end diversified management investment company in which the Variable
                               Account invests.
GENERAL ACCOUNT..............  The assets of the Company other than those allocated to the Variable
                               Account or any other separate account.
GRACE PERIOD.................  The 61-day period beginning on the date the Company sends notice to the
                               Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.
HOME OFFICE..................  The principal offices of the Company at 5400 University Avenue, West Des
                               Moines, Iowa 50266.
INSURED......................  The person upon whose life the Policy is issued.
INVESTMENT OPTION............  A separate investment portfolio of a Fund.
MATURITY DATE................  The Insured's Attained Age 115. It is the date on which the Policy terminates and the Policy's Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner's estate.
MONTHLY DEDUCTION DAY........  The same date in each month as the Policy Date. The monthly deduction is made on the Business Day coinciding with or immediately following the
                               Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")
NET ASSET VALUE..............  The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.
NET ACCUMULATED VALUE........  The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.
NET PREMIUM..................  The amount of premium remaining after the premium expense charge (see
                               "CHARGES AND DEDUCTIONS--Premium Expense Charge") has been deducted. This amount will be allocated, according to the Policyowner's instructions, among the Subaccounts of the Variable Account and the Declared Interest
                               Option.
NET SURRENDER VALUE..........  The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE.......  A fee assessed at the time of any partial withdrawal, equal to the lesser of $25 or 2% of the amount withdrawn.
POLICY.......................  The flexible premium variable life insurance policy offered by the Company and described in this Prospectus, which term includes the Policy described in this Prospectus, the Policy application, any supplemental applications and any endorsements.
POLICY ANNIVERSARY...........  The same date in each year as the Policy Date.
POLICY DATE..................  The date set forth on the Policy data page which is used to determine
                               Policy Years, Policy Months and Policy Anniversaries. The Policy Date may,
                               but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")
POLICY DEBT..................  The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.
POLICY LOAN..................  An amount borrowed by the Policyowner from the Company for which the Policy serves as the sole security. Interest on Policy Loans is payable in advance
                               (for the remainder of the Policy Year) upon taking a Policy Loan and upon each Policy Anniversary thereafter (for the following Policy Year) until the Policy Loan is repaid.
POLICY MONTH.................  A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.
POLICYOWNER..................  The person who owns a Policy. The original Policyowner is named in the application.
POLICY YEAR..................  A twelve-month period that starts on the Policy Date or on a Policy
                               Anniversary.
SPECIFIED AMOUNT.............  The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.
SUBACCOUNT...................  A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.
SURRENDER CHARGE.............  A charge assessed at the time of any surrender during the first ten Policy
                               Years and for ten years following an increase in Specified Amount.
SURRENDER VALUE..............  The Accumulated Value minus the Surrender Charge.
TARGET PREMIUM...............  A premium amount specified by the Company. It is used to calculate the premium expense charge during time periods when the Company has declared a premium expense charge less than the 7.0% guaranteed premium expense charge. The Company may declare a lower percentage of premium expense charge on premiums paid in excess of the Target Premium during a Policy
                               Year. It is also used to calculate compensation to registered representatives.
UNIT VALUE...................  The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.
VALUATION PERIOD.............  The period between the close of business (3:00 p.m. central time) on a
                               Business Day and the close of business on the next Business Day.
VARIABLE ACCOUNT.............  Farm Bureau Life Variable Account III, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policies.

--------------------------------------------------------------------------------
                   SUMMARY OF THE POLICY
--------------------------------------------------------------------------------
                        THE FOLLOWING SUMMARY OF PROSPECTUS INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE AND THAT THERE IS NO OUTSTANDING POLICY DEBT.
--------------------------------------------------------------------------------
THE POLICY             Under the Policy, subject to certain limitations, the
                       Policyowner has flexibility in determining the frequency
                       and amount of premiums. (See "THE POLICY-- Premiums.")
                       The amount and/or duration of the life insurance coverage
                       and the Accumulated Value of the Policy is not guaranteed
                       and may increase or decrease, depending upon the
                       investment experience of the assets supporting the
                       Policy. Accordingly, the Policyowner bears the investment
                       risk of any depreciation of, but reaps the benefit of any
                       appreciation in, the value of the underlying assets. As
                       long as the Policy remains in force, the Policy will
                       provide for death proceeds payable to the Beneficiary
                       upon the Insured's death, the accumulation of Accumulated
                       Value, withdrawal and surrender options and policy loan
                       privileges. The minimum Specified Amount for which a
                       Policy will be issued is normally $50,000, although the
                       Company may in its discretion issue Policies with
                       Specified Amounts of less than $50,000.
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT   Net Premiums will be allocated to the Declared Interest
                       Option if they are received either before the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or before the end of 25-days after the Delivery Date. Upon the earlier of (i) the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or (ii) 25 days after the Delivery Date, the Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and Declared Interest Option in accordance with the Policyowner's allocation instructions. Net Premiums received on or after (i) or (ii) above are allocated in accordance with the instructions of the Policyowner, to the Variable Account, the Declared Interest Option, or both. (See "THE POLICY--Premiums--ALLOCATION OF NET
                       PREMIUMS.") The Variable Account consists of fifteen
                       Subaccounts: the Value Growth Subaccount, the High Grade
                       Bond Subaccount, the High Yield Bond Subaccount, the
                       Money Market Subaccount, the Blue Chip Subaccount, the
                       Equity Income Subaccount, the Mid-Cap Growth Subaccount, the New America Growth Subaccount, the Personal Strategy
                       Balanced Subaccount, the International Stock Subaccount, the Growth Subaccount, the Overseas Subaccount, the
                       Contrafund Subaccount, the Index 500 Subaccount and the
                       Growth & Income Subaccount. Each Subaccount invests exclusively in shares of the corresponding Investment
                       Option.


                       Accumulated Value will, and death proceeds may, vary with the investment experience of the Subaccounts, as well as with the frequency and amount of premium payments, any partial withdrawals and any charges imposed in connection with the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits.")
--------------------------------------------------------------------------------
THE DECLARED INTEREST OPTION
                       As an alternative to the Variable Account, the Policyowner may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return. (See "THE DECLARED INTEREST OPTION.")
--------------------------------------------------------------------------------
PREMIUMS The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Each Policyowner will determine a planned periodic premium schedule. The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. (See "THE POLICY--Premiums--PLANNED PERIODIC PREMIUMS.") The schedule will provide for a premium payment of a level amount at a fixed interval over a specified period of time. Failure to pay premiums in accordance with the schedule will not itself cause the Policy to lapse. (See "THE POLICY--Policy Lapse and Reinstatement--LAPSE.") Subject to certain restrictions, unscheduled premium payments may also be made. (See "THE POLICY-- Premiums--UNSCHEDULED PREMIUMS.")

                       A Policy will lapse during the first three Policy Years when Net Accumulated Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, or after three Policy Years when Net Surrender Value is insufficient on a Monthly Deduction

                       Day to cover the monthly deduction (see "CHARGES AND
                       DEDUCTIONS--Monthly Deduction"), and a Grace Period
                       expires without a sufficient payment (see "THE
                       POLICY--Policy Lapse and Reinstatement--LAPSE"). With
                       respect to premiums, therefore, the Policy differs in two
                       important ways from a conventional life insurance policy.
                       First, the failure to pay a planned periodic premium will
                       not in itself automatically cause the Policy to lapse.
                       Second, a Policy can lapse even if planned periodic
                       premiums or premiums in other amounts have been paid.
--------------------------------------------------------------------------------
POLICY BENEFITS        ACCUMULATED VALUE BENEFITS. The Policy provides for an
                       Accumulated Value. The Accumulated Value will reflect the amount and frequency of premium payments, the investment experience of the chosen subaccounts of the Variable
                       Account, the interest earned on the Accumulated Value in the Declared Interest Option, any Policy Loans, any partial surrenders and the charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Variable Account is borne by the Policyowner; the Company does not guarantee a minimum
                       Accumulated Value. (See "POLICY BENEFITS--Accumulated
                       Value Benefits--CALCULATION OF ACCUMULATED VALUE.")

                       The Policyowner may, at any time, surrender a Policy and receive the Net Surrender Value. Subject to certain limitations, the Policyowner may also obtain a partial withdrawal of Net Accumulated Value (minimum $500) at any time prior to the Maturity Date. Partial withdrawals will reduce both the Accumulated Value and death proceeds payable under the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") A charge will be assessed upon surrender or partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.")

                       TRANSFERS. A Policyowner may transfer amounts (minimum $100) among the subaccounts of the Variable Account an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account. The first transfer in a Policy Year is free; subsequent transfers in that Policy Year will be assessed a charge of $25. The transfer charge, unless paid in cash, will be deducted from the amount transferred. (See "POLICY BENEFITS--Transfers.") A transfer from the Variable Account to the Declared Interest Option requested in connection with the exercise of the special transfer privilege under the Policy (see "THE POLICY--Special Transfer Privilege") will not be considered a transfer for purposes of the one-transfer limit or the $25 charge. A transfer made in connection with the initial allocation of Net Premiums (See "THE POLICY--Premiums--ALLOCATION OF NET PREMIUMS") will not be considered a transfer for purposes of the one-transfer limit or the $25 charge.

                       POLICY LOANS. So long as a Policy is in force and has a positive Net Surrender Value, the Policyowner may borrow up to 90% of the Policy's Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office, less any previously outstanding Policy Debt. (See "POLICY BENEFITS-- Loan Benefits.") A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Policy Proceeds.")

                       DEATH PROCEEDS. The Policies provide for the payment of death proceeds following receipt by the Company (at its Home Office) of Due Proof of Death of the Insured. The Policy contains two death benefit options. Under Option A, the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. Under Option B, the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy. For this purpose, all calculations are made as of the end of the Business Day coinciding with or immediately following the date of death.

                       Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the date of death. The death benefit may, however, exceed the Specified Amount. The amount by which the death benefit exceeds the Specified Amount depends upon the death benefit option chosen and the Accumulated Value of the Policy. (See "POLICY BENEFITS-- Death Proceeds.") To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. The proceeds may be paid in a lump sum or in accordance with a payment option. (See "POLICY BENEFITS--Payment Options.")

                       Anytime after the first Policy Year, the Policyowner may, subject to certain restrictions, adjust the death benefit payable under the Policy by increasing or decreasing the Specified Amount. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN EXISTING COVERAGE.") In addition, the Policyowner may, at any time, change the death benefit option in effect. (See "POLICY BENEFITS--Death Proceeds--CHANGE IN DEATH BENEFIT OPTION.")

                       BENEFITS AT MATURITY. If the Insured is alive and the Policy is in force on the Maturity Date, the Policyowner will be paid the Accumulated Value of the Policy as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.
--------------------------------------------------------------------------------
CHARGES PREMIUM EXPENSE CHARGE. The Net Premium equals the premium paid less a premium expense charge. The premium expense charge is 7.0% of each premium up to the Target Premium (or 2% for each premium over the Target Premium) and is used to compensate the Company for expenses incurred in connection with the distribution of the Policies and for premium taxes imposed by various states and subdivisions thereof. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

                       ACCUMULATED VALUE CHARGES. Accumulated Value will be reduced each Policy Month on the Monthly Deduction Day by a monthly deduction equal to the sum of a cost of insurance charge, the cost of any additional insurance benefits added by rider and a policy expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). In addition, during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge. This charge is $0.05 per $1,000 of Specified Amount or increase in Specified Amount and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount. Also, during the first twelve Policy Months, the monthly deduction will include a first year monthly expense charge of $5.00 per month (guaranteed not to exceed $7.00 per month). The monthly deduction will vary in amount from month to month. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")


                       Upon partial withdrawal of a Policy, a fee of the lesser of $25 or 2% of the amount withdrawn will be assessed. At the time of surrender, a charge will apply during the first ten Policy Years, as well as during the first ten Policy Years following an increase in Specified Amount. The surrender charge is an amount per $1,000 of Specified Amount which varies by age, sex, underwriting category and Policy Year. Tables showing the maximum surrender charges for select ages, sex and underwriting categories are included in Appendix C. The surrender charge applicable to each Policyowner will be listed in the Policy. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") During a Policy Year, a $25 charge may be assessed for the second and subsequent transfers of assets among the Subaccounts and between the Variable Account and the Declared Interest Option. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")


                       CHARGES AGAINST THE VARIABLE ACCOUNT. A daily charge at the rate of .0024548% of the average daily net assets of each Subaccount will be imposed to compensate the Company for certain mortality and expense risks incurred in connection with the Policies. (See "CHARGES AND DEDUCTIONS--Variable Account Charges.") This corresponds to an effective annual rate of 0.90%. (This charge is guaranteed not to exceed .0028618% of the average daily net assets of each Subaccount, which corresponds to an effective annual rate of 1.05%.)

                       Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future.

                       INVESTMENT OPTION EXPENSES. In addition, because the Variable Account purchases shares of the selected Investment Options, the value of the net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each

                       Investment Option. The fees and expenses for 1997 were as indicated in the table below. (See "CHARGES AND DEDUCTIONS--Variable Account Charges--INVESTMENT OPTION EXPENSES.")


                                                      OTHER EXPENSES         TOTAL EXPENSES
                                       ADVISORY        (AFTER WAIVER          (AFTER WAIVER
INVESTMENT OPTION                         FEE        OR REIMBURSEMENT)      OR REIMBURSEMENT)
------------------------------------  -----------  ---------------------  ---------------------
EquiTrust Variable Insurance
 Series Fund*
  Value Growth                             0.45%             0.10%                  0.55%(1)
  High Grade Bond                          0.30%             0.22%                  0.52%
  High Yield Bond                          0.45%             0.12%                  0.57%(1)
  Money Market                             0.25%             0.33%                  0.48%(1)
  Blue Chip                                0.20%             0.13%                  0.33%
T. Rowe Price Equity Series, Inc.
  Equity Income                            0.85%             0.00%                  0.85%(2)
  Mid-Cap Growth                           0.85%             0.00%                  0.85%(2)
  New America Growth                       0.85%             0.00%                  0.85%(2)
  Personal Strategy Balanced               0.90%             0.00%                  0.90%(2)
T. Rowe Price International Series,
 Inc.
  International Stock                      1.05%             0.00%                  1.05%(2)
Fidelity VIP
  Growth                                   0.60%             0.09%                  0.69%(4)
  Overseas                                 0.75%             0.17%                  0.92%(4)
Fidelity VIP II
  Contrafund                               0.60%             0.11%                  0.71%(4)
  Index 500                                0.24%(3)           0.04%                 0.28%(5)
Fidelity VIP III
  Growth & Income                          0.49%             0.21%                  0.70%


                            * The annual investment option expenses for each Investment Option of the Fund are net of certain reimbursements by the Fund's investment adviser. Operating expenses (including the investment advisory fee but excluding brokerage, interest, taxes and extraordinary expenses) of an Investment Option that exceed 1.50% of the Investment Option's average daily net assets for any fiscal year are reimbursed by the Fund's investment adviser up to the amount of the advisory fee. In addition, the investment adviser has voluntarily agreed to reimburse each Portfolio for expenses that exceed 0.65%. Absent the reimbursements, the total expenses for the Investment Options for the 1997 fiscal year would have been: Value Growth 0.58%, High Grade Bond 0.57%, High Yield Bond 0.65% and Money Market 0.55%.

                            (1) Total annual investment option expenses have
                                been restated for the reduction in management fees from 0.50% to 0.45% for the Value Growth and High Yield Bond Investment Options and 0.30% to 0.25% for the Money Market Investment Option, effective May 1, 1997.

                            (2) Total annual investment option expenses are an
                                all-inclusive fee and pay for investment management services and other operating costs.


                            (3) Effective December 1, 1997, the Index 500
                                Investment Option's management fee was reduced from 0.28% to 0.24%.



                            (4) A portion of the brokerage commissions that
                                certain Investment Options pay is used to reduce Fund expenses. In addition, certain Investment Options have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total Investment Option operating expenses presented in the preceding table would have been: Growth 0.67%, Overseas 0.90% and Contrafund 0.68%.



                            (5) The investment advisor has voluntarily agreed to
                                reimburse the Index 500 Investment Option to the extent that total operating expenses (with the exceptions noted in the prospectus for the Investment Option) as a percentage of its average net assets exceed 0.28%. If this agreement had not been in effect, total operating expenses for the fiscal year ended December 31, 1997, as a percentage of the Index 500 Investment Option's average net assets would have been 0.40%.

--------------------------------------------------------------------------------
DISTRIBUTION OF THE POLICIES
                       The Policies will be distributed by registered
                       representatives of EquiTrust Marketing Services, Inc.
                       ("EquiTrust Marketing"), a broker-dealer having a selling
                       agreement with EquiTrust Marketing or a broker-dealer
                       having a selling agreement with such broker-dealer.
                       EquiTrust Marketing (formerly FBL Marketing Services,
                       Inc.), a wholly-owned indirect subsidiary of FBL
                       Financial Group, Inc. is registered as a broker-dealer
                       with the Securities and Exchange Commission and is a
                       member of the National Association of Securities Dealers,
                       Inc.
--------------------------------------------------------------------------------
OTHER POLICIES         The Company offers other variable life insurance policies
                       that invest in the same Investment Options of the Funds.
                       These policies may have different charges that could
                       affect Subaccount performance, and may offer different
                       benefits more suitable to a person's needs. To obtain
                       more information about these policies, contact the
                       Company.
--------------------------------------------------------------------------------
TAX TREATMENT          If a Policy is issued on the basis of a standard premium
                       class, while there is some uncertainty, the Company
                       believes that the Policy should qualify as a life
                       insurance contract for federal income tax purposes. If a
                       Policy is issued on a substandard basis, it is not clear
                       whether or not the Policy would qualify as a life
                       insurance contract for federal income tax purposes.
                       Assuming that a Policy qualifies as a life insurance
                       contract for federal income tax purposes, the Accumulated
                       Value under a Policy should be subject to the same
                       federal income tax treatment as Accumulated value under a
                       conventional fixed-benefit Policy. Under existing tax
                       law, the Policyowner is not deemed to be in constructive
                       receipt of Accumulated Values under a Policy until there
                       is a distribution from the Policy. Like death benefits
                       payable under conventional life insurance policies, death
                       proceeds payable under a Policy should be completely
                       excludable from the gross income of the Beneficiary. As a
                       result, the Beneficiary generally will not be taxed on
                       these proceeds. (See "FEDERAL TAX MATTERS.")
--------------------------------------------------------------------------------
CANCELLATION PRIVILEGE The Policyowner is granted a 20-day period following receipt of the Policy in which to examine and return the
                       Policy. The Policyowner will receive the greater of
                       premiums paid or the Policy's Accumulated Value plus an
                       amount equal to any charges which have been deducted from
                       premiums, Accumulated Value and the Variable Account.
                       (See "THE POLICY--Examination of Policy (Cancellation
                       Privilege).")
--------------------------------------------------------------------------------
ILLUSTRATIONS          Sample projections of hypothetical Policy values are
                       included starting at page A-1 of this Prospectus. These projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions, electing one or the other death benefit option and generally in comparing this Policy to other life insurance policies. NONETHELESS, THE ILLUSTRATIONS ARE
                       BASED ON HYPOTHETICAL INVESTMENT RATES OF RETURN AND ARE
                       NOT A REPRESENTATION OF PAST OR FUTURE PERFORMANCE.
                       Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will be different from those illustrated.

                       This Prospectus describes only those aspects of the Policy that relate to the Variable Account, except where Declared Interest Option matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the Declared Interest Option, see "THE DECLARED INTEREST OPTION."
--------------------------------------------------------------------------------
                   FARM BUREAU LIFE INSURANCE COMPANY
                   AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------
FARM BUREAU LIFE INSURANCE COMPANY
                       The Company is a stock life insurance company which was incorporated in the State of Iowa on October 30, 1944. One hundred percent of the outstanding voting shares of the Company are owned by FBL Financial Group, Inc. At December 31, 1997, 66.36% of the outstanding voting shares of FBL Financial Group, Inc. was owned by Iowa Farm Bureau Federation. The Company is principally engaged in the offering of life insurance policies, disability income insurance policies and annuity contracts and is admitted to do business in fifteen states--Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Utah, Wisconsin and Wyoming. The principal offices of the Company are at 5400 University Avenue, West Des Moines, Iowa 50266.

--------------------------------------------------------------------------------
IOWA FARM BUREAU FEDERATION
                       Iowa Farm Bureau Federation is an Iowa not-for-profit
                       corporation, the members of which are county Farm Bureau
                       organizations and their individual members. Iowa Farm
                       Bureau Federation is primarily engaged, through various
                       divisions and subsidiaries, in the formulation, analysis
                       and promotion of programs (at local, state, national and
                       international levels) that are designed to foster the
                       educational, social and economic advancement of its
                       members. The principal offices of Iowa Farm Bureau
                       Federation are at 5400 University Avenue, West Des
                       Moines, Iowa 50266.
--------------------------------------------------------------------------------
THE VARIABLE ACCOUNT   The Variable Account was established by the Company as a
                       separate account on January 6, 1998. The Variable Account will receive and invest the Net Premiums paid under the Policies. In addition, the Variable Account may receive and invest net premiums for any other variable life insurance policies issued in the future by the Company.

                       Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Policies generally are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account are available to cover the general liabilities of the Company only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Variable Account. The Company has the right to transfer to the General Account any assets of the Variable Account which are in excess of such reserves and other policy liabilities.

                       The Variable Account currently is divided into fifteen Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

                       The Variable Account has been registered as a unit investment trust under the Investment Company Act of 1940 and meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Variable Account or the Company by the Commission. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS     The Variable Account invests in shares of the Investment
                       Options. The Investment Options currently include the
                       Value Growth Portfolio, High Grade Bond Portfolio, High
                       Yield Bond Portfolio, Money Market Portfolio and Blue
                       Chip Portfolio of EquiTrust Variable Insurance Series
                       Fund; the Equity Income Portfolio, Mid-Cap Growth
                       Portfolio, New America Portfolio and Personal Strategy
                       Balanced Portfolio of T. Rowe Price Equity Series, Inc.
                       and International Stock Portfolio of T. Rowe Price
                       International Series, Inc; and the Growth Portfolio and
                       Overseas Portfolio of Fidelity VIP; the Contrafund
                       Portfolio and Index 500 Portfolio of Fidelity VIP II; and the Growth & Income Portfolio of Fidelity VIP III. The
                       Variable Account may, in the future, provide for additional investment options. Each Investment Option has its own investment objectives and the income and losses for each Investment Option will be determined separately.


                       Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser, sub-investment adviser or manager. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, sub-investment adviser or manager.

                       The investment objectives and policies of each Investment Option are summarized below. There is no assurance that any Investment Option will achieve its stated objectives. More detailed information, including a description of risks, may be found in the prospectus for each Investment Option, which must accompany or precede this Prospectus and which should be read carefully and retained for future reference.

                       EQUITRUST VARIABLE INSURANCE SERIES FUND

                       EquiTrust Investment Management Services, Inc. is the investment adviser to the Fund. The Fund is comprised of six portfolios, the following five of which are available under the Contract:

                           VALUE GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies that the investment adviser believes have a potential to earn a high return on equity and/or in equity securities that the investment adviser believes are undervalued by the market place. Such equity securities may include common stock, preferred stock and securities convertible or exchangeable into common stock.

                           HIGH GRADE BOND PORTFOLIO. This Portfolio seeks as high a level of current income as is consistent with a high grade portfolio of debt securities. The Portfolio will pursue this objective by investing primarily in debt securities rated AAA, AA or A by Standard & Poor's Corporation and/or Aaa, Aa or A by Moody's Investors Service, Inc., and in securities issued or guaranteed by the United States government or its agencies or instrumentalities.

                           HIGH YIELD BOND PORTFOLIO. This Portfolio seeks, as a primary objective, as high a level of current income as is consistent with investment in a portfolio of fixed-income securities rated in the lower categories of established rating services. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio pursues these objectives by investing primarily in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. and/or BBB or lower by Standard & Poor's Corporation, or in unrated securities of comparable quality. AN INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL RISK. (See the Fund Prospectus "PRINCIPAL RISK FACTORS--Special Considerations--High Yield Bonds.")

                           MONEY MARKET PORTFOLIO. This Portfolio seeks maximum current income consistent with liquidity and stability of principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                           BLUE CHIP PORTFOLIO. This Portfolio seeks growth of capital and income. The Portfolio pursues this objective by investing primarily in common stocks of well-capitalized, established companies. Because this Portfolio may be invested heavily in particular stocks or industries, an investment in this Portfolio may entail relatively greater risk of loss.

                       T. ROWE PRICE EQUITY SERIES, INC.

                       T. Rowe Price Associates, Inc. is the investment adviser to the Fund.

                           EQUITY INCOME PORTFOLIO. This Portfolio seeks to provide substantial dividend income and long-term capital appreciation by investing primarily in established companies considered by the adviser to have favorable prospects for both increasing dividends and capital appreciation.

                           MID-CAP GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies which offer the potential for above-average earnings growth.

                           NEW AMERICA GROWTH PORTFOLIO. This Portfolio seeks long-term capital growth by investing primarily in common stocks of U.S. growth companies operating in service industries.

                           PERSONAL STRATEGY BALANCED PORTFOLIO. This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation and income.

                       T. ROWE PRICE INTERNATIONAL SERIES, INC.

                       Rowe Price-Fleming International, Inc. is the investment adviser to the Fund.

                           INTERNATIONAL STOCK PORTFOLIO. This Portfolio seeks to provide capital appreciation through investments primarily in established companies based outside the United States.


                       FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS



                       Fidelity Management & Research Company serves as the investment adviser to the Funds. Bankers Trust Company serves as sub-investment adviser to the Index 500 Portfolio. The following Fund portfolios are available under the Contract.



                           VIP GROWTH PORTFOLIO: This Portfolio seeks capital appreciation by investing primarily in common stocks. The Portfolio, however, is not restricted to any one type of security and may pursue capital appreciation through the purchase of bonds and preferred stocks. The Portfolio does not place any emphasis on dividend income from its investments, except when the adviser believes this income will have a favorable influence on the market value of the security. Growth may be measured by factors such as earnings or gross sales.



                           VIP OVERSEAS PORTFOLIO: This Portfolio seeks long-term growth of capital by investing primarily in foreign securities. The Portfolio defines foreign securities as securities of issuers whose principal activities are located outside the United States. Normally, at least 65% of the Portfolio's total assets will be invested in foreign securities. The Portfolio may also invest in U.S. issuers.



                           VIP II CONTRAFUND PORTFOLIO: This Portfolio seeks capital appreciation by investing in securities of companies whose value the adviser believes is not fully recognized by the public. The Portfolio normally invests primarily in common stocks and securities convertible into common stock, but it has the flexibility to invest in other types of securities.



                           VIP II INDEX 500 PORTFOLIO: This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common stocks publicly traded in the United States. To achieve this objective, the Portfolio attempts to duplicate the composition and total return of the S&P 500.



                           VIP III GROWTH & INCOME PORTFOLIO: This Portfolio seeks high total return through a combination of current income and capital appreciation by investing mainly in equity securities. The Portfolio expects to invest the majority of its assets in domestic and foreign equity securities, with a focus on those that pay current dividends and show potential earnings growth. However, the Portfolio may buy debt securities as well as equity securities that are not currently paying dividends, but offer prospects for capital appreciation or future income.


                       The Funds currently sell shares: (a) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. The Company currently does not foresee any disadvantages to Policyowners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, the Company intends to monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, it would determine what action, if any, should be taken in response to those events or conflicts. In addition, if the Company believes that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, it will take appropriate action on its own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

                       The Company may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets held in the Investment Options by the Company. These amounts are intended to compensate the Company for administrative and other services provided by the Company to the Funds and/or affiliate(s).

                       Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Securities and Exchange Commission.
--------------------------------------------------------------------------------
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
                       The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that are held by the Variable Account or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in its judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, the Company reserves the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. The Company will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

                       The Company also reserves the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing, tax or investment conditions warrant, and any new subaccounts may be made available to existing Policyowners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in the sole discretion of the Company, marketing, tax or investment conditions warrant.

                       In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by the Company to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, may be deregistered under that Act in the event such registration is no longer required, or, subject to obtaining any approvals or consents required by applicable law, may be combined with other Company separate accounts. To the extent permitted by applicable law, the Company may also transfer the assets of the Variable Account associated with the Policies to another separate account. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

--------------------------------------------------------------------------------
                   THE POLICY
--------------------------------------------------------------------------------
PURPOSE OF THE POLICY  The Policy is designed to provide the Policyowner with both lifetime insurance protection and significant flexibility in connection with the amount and frequency of premium payments and the level of death proceeds payable under a Policy. Unlike conventional life insurance, the Policyowner is not required to pay scheduled premiums to keep a Policy in force, but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, the Policy allows a Policyowner to adjust the level of death proceeds payable under a Policy, without having to purchase a new policy, by increasing or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust death proceeds and vary premium payments.

                       The Policy varies from conventional fixed-benefit life insurance in a number of additional respects. Because the death proceeds may, and the Accumulated Value will, vary with the investment experience of the chosen Subaccounts, the Policyowner bears the investment risk of any depreciation of, but reaps the benefit of any appreciation in, the value of the underlying assets. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a planned periodic premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if planned periodic premiums have been paid, depending upon the investment experience of the Variable Account.

                       Life Insurance is not a short-term investment. Prospective policyowners should consider their need for insurance coverage and the Policy's long-term investment potential. A prospective policyowner who already has life insurance coverage should consider whether or not changing or adding to existing coverage would be advantageous. Generally, it is not advisable to purchase another policy to replace an existing policy.
--------------------------------------------------------------------------------
PURCHASING THE POLICY  Before it will issue a Policy, the Company must receive a completed application, including payment of the initial premium, at its Home Office. A Policy ordinarily will be issued only for Insureds who are 0 to 80 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to the Company's underwriting rules and the Company may, in its sole discretion, reject any application or premium for any reason. The minimum Specified Amount for which a Policy will be issued is normally $50,000, although the Company may, in its discretion, issue Policies with Specified Amounts of less than $50,000.

                       The Policy Date will be the later of (i) the date of the initial application, or (ii) if additional medical or other information is required pursuant to the Company's underwriting rules, the date all such additional information is received by the Company at its Home Office. The Policy Date may also be any other date mutually agreed to by the Company and the Policyowner. If the later of (i) and (ii) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. The Policy Date is the date used to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

                       The effective date of insurance coverage under the Policy will be the later of (i) the Policy Date, (ii) if an amendment to the initial application is required pursuant to the Company's underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Company at its Home Office.
--------------------------------------------------------------------------------
PREMIUMS Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

                       PREMIUM FLEXIBILITY. Unlike conventional insurance policies, the Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. The Company may require the Policyowner to pay an initial premium that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may also make unscheduled premium payments at any time prior to the Maturity Date.

                       The Company offers a conversion program for its term insurance or Executive Term policies. Under the program, owners of a term policy issued by the Company can elect to convert their term insurance policy to a permanent insurance policy, including the Policy, at any time between the first and sixth policy anniversaries of their term policy. Upon conversion, the Company will credit to the initial premium for the Policy an amount equal to the annual premium paid on the term policy, up to a limit of $5.00 per $1,000 of their term insurance face amount. Custom Term II contains a Premium Credit Benefit that allows the policy owner credit towards the purchase of a Policy at any time between the first and sixth policy anniversaries of their term policy. Upon exercise of this benefit, the Company will credit to the initial premium for the Policy an amount equal to the annual premium paid on the term policy, up to a limit of $5.00 per $1,000 of the term insurance face amount. The existing Custom Term II policy need not be canceled to use this benefit. These credits will be treated as a premium for purposes of Policy provisions applicable to premiums, such as deduction of the premium expense charge. Please see your registered representative for more information. A commission is paid to a registered representative upon a conversion.

                       PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. The Company may, at its discretion, permit planned periodic payments to be made on a monthly basis. Periodic reminder notices ordinarily will be sent to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy. (See "FEDERAL TAX MATTERS.")

                       The Policyowner is not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency and the time period over which planned periodic premiums are paid; however, no planned periodic payment may be less than $100 without the Company's consent. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       The payment of a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Thus, even if planned periodic premiums are paid by the Policyowner, the Policy will nevertheless lapse if, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE").

                       UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, the Company may, in its discretion, waive this minimum requirement. The Company reserves the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time a premium is paid which would result in total premiums exceeding the applicable maximum premium limitation, the Company will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the applicable maximum premium limitation.

                       PAYMENT OF PREMIUMS. Payments made by the Policyowner will be treated first as payment of any outstanding Policy Debt unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                       NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

                       ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policyowner can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. Net Premiums will be allocated to the Declared Interest Option if they are received either before the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or before the end of 25-days after the Delivery Date. Upon the earlier of (i) the date the Company obtains a signed notice from the Policyowner that the Policy has been received, or (ii) 25 days after the Delivery Date, the Accumulated Value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and Declared Interest Option in accordance with the Policyowner's allocation instructions. Net Premiums received on or after (i) or
                       (ii) above are allocated in accordance with the instructions of the Policyowner, to the Variable Account, the Declared Interest Option, or both. The Policyowner does not waive his cancellation privilege by sending the signed notice of receipt of the Policy to the Company (see "THE POLICY-- Examination of Policy (Cancellation Privilege)").

                       The minimum percentage of each premium that may be allocated to any subaccount of the Variable Account or to the Declared Interest Option is 10%; no fractional percentages will be permitted. The allocation for future Net Premiums may be changed without charge, at any time while the Policy is in force, by providing the Company with written notice on a form acceptable to the Company signed by the Policyowner. The change will take effect on the date the written notice is received at the Home Office and will have no effect on prior cash values.
--------------------------------------------------------------------------------
POLICY LAPSE AND REINSTATEMENT
                       LAPSE. Unlike conventional life insurance policies, the failure to make a planned periodic premium payment will not itself cause a Policy to lapse. Lapse will only occur during the first three Policy Years when Net Accumulated Value is insufficient on a Monthly Deduction Day to cover the monthly deduction, or after three Policy Years when Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), and a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but the Policy will be deemed to have no Accumulated Value for purposes of Policy Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

                       To avoid lapse and termination of the Policy without value, the Company must receive from the Policyowner during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS-- Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). A Grace Period of 61 days will commence on the date the Company sends a notice of any insufficiency to the Policyowner.

                       REINSTATEMENT. Prior to the Maturity Date, a lapsed Policy may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. Reinstatement is effected by submitting the following items to the Company:

                            1. A written application for reinstatement signed by the Policyowner and the Insured;

                            2. Evidence of insurability satisfactory to the Company;

                            3. A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

                            4. An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

                       (State law may limit the premium to be paid on reinstatement to an amount less than that described.) To the extent that the first year monthly administrative charge was not deducted for a total of twelve Policy Months prior to lapse, such charge will continue to be deducted following reinstatement of the Policy until such charge has been assessed, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") The Company will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS--Policy Proceeds").

                       The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date the Company approves the application for reinstatement.
--------------------------------------------------------------------------------
EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)
                       The Policyowner may cancel the Policy by delivering or mailing written notice or sending a telegram to the Company at its Home Office, and returning the Policy to the Company at its Home Office before midnight of the twentieth day after the Policyowner receives the Policy. Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.

                       With respect to all Policies, the Company will refund,
                       within seven days after receipt of satisfactory notice of
                       cancellation and the returned Policy at its Home Office,
                       the greater of premiums paid or the Policy's Accumulated
                       Value plus an amount equal to any charges which have been
                       deducted from premiums, Accumulated Value and the
                       Variable Account.
--------------------------------------------------------------------------------
SPECIAL TRANSFER PRIVILEGE
                       A Policyowner may, at any time prior to the Maturity Date
                       while the Policy is in force, convert the Policy to a
                       flexible premium fixed-benefit life insurance policy by
                       requesting that all of the Accumulated Value in the
                       Variable Account be transferred to the Declared Interest
                       Option. The Policyowner may exercise this special
                       transfer privilege once each Policy Year. Once a
                       Policyowner exercises the special transfer privilege, all
                       future premium payments automatically will be credited to
                       the Declared Interest Option, until such time as the
                       Policyowner requests a change in allocation. No charge
                       will be imposed for any transfers resulting from the
                       exercise of the special transfer privilege.
--------------------------------------------------------------------------------
EXCHANGE PRIVILEGE     The Company will permit the owner of a flexible premium
                       fixed-benefit life insurance policy ("fixed-benefit policy") issued by the Company or Western Farm Bureau
                       Life Insurance Company (a company held by the same holding company as the Company), within 12 months of the policy date shown in such policy, to exchange the fixed-benefit policy (forms #434-112 and #834-112 only) for a Policy on the life of the Insured. After the first
                       12 months following the policy date shown in these fixed-benefit policies (as well as certain other fixed benefit policies issued by the Company or Western Farm Bureau
                       Life Insurance Company), the Company will permit the owner of such policy to exchange the fixed-benefit policy for a Policy when the owner applies for an increase of $25,000 or more in Specified Amount.

                       The Policy Date will be the date the application for the Policy is signed. If an exchange occurs in the first 12 months, the Policy will have a Specified Amount equal to the specified amount of the fixed-benefit policy and will require no evidence of insurability to exercise the exchange privilege. The Insured will be placed in the premium class applicable to the initial specified amount under the fixed-benefit policy, unless there has been an underwritten increase in specified amount, in which event the Insured will be placed, with respect to the entire Specified Amount under the Policy, in the premium class applicable to such increase in specified amount.

                       If an exchange occurs after the first 12 months, the Policy will have a Specified Amount equal to the specified amount of the fixed-benefit policy plus the increase to purchase a Policy, and the increase will require underwriting to exercise the exchange privilege. The Insured will be placed in the premium class applicable to the initial specified amount under the fixed-benefit policy, unless there has been an underwritten increase in specified amount, in which event the Insured will be placed, with respect to the entire amount exchanged, in the premium class applicable to such increase in specified amount. With regard to the increase in Specified Amount, the Insured will be placed in the premium class applicable to the increase.

                       The net cash value of the fixed-benefit policy will initially be allocated to the Declared Interest Option. When the Company receives, at its Home Office, a notice signed by the Policyowner that the Policy has been received and accepted, the Policy's accumulated value in the Declared Interest Option automatically will be allocated, without charge, among the Subaccounts and the Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy.

                       The Company will waive the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge") on the net cash value of the fixed-benefit policy applied to the Policy pursuant to an exchange. In addition, the Company will assess the First Year Monthly Administrative Charge (see "CHARGES AND DEDUCTIONS--Monthly Deduction--FIRST
                       YEAR MONTHLY ADMINISTRATIVE CHARGE") only to the extent
                        that 12 monthly per $1,000 charges under the fixed-
                       benefit policy have not been assessed. An increase in
                       Specified Amount related to a fixed-benefit policy exchanged after the first 12 months will be assessed the First Year Monthly Administrative Charge. Otherwise, charges and deductions will be made in the manner and amounts described elsewhere in the Prospectus.

                       With regard to an exchange after the first 12 months of the fixed-benefit policy, the incontestable and suicide provisions of the Policy will apply only to the increased amount of coverage, except for any period remaining on the fixed-benefit policy.

                       An exchanging owner will not be permitted to carry over an outstanding loan under his fixed-benefit policy. Any outstanding loan and loan interest must be repaid prior to the date of exchange. If not repaid prior to the date of exchange, the amount of the outstanding loan and interest thereon will be reflected in the net cash value of the fixed-benefit policy. To the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       Riders issued on the original fixed-benefit policy which are not offered in the Policy will not be available on the new Policy. Riders which are available may be exchanged to the new Policy.

                       Registered representatives will receive commissions on the increase in face amount only.

                       The Policy differs from a fixed-benefit policy in many significant respects. Most importantly, the Accumulated Value under this Policy may consist, entirely or in part, of Subaccount value which fluctuates in response to the net investment return of the Variable Account. In contrast, the cash values under a fixed-benefit policy always reflect interest credited by the Company. While a minimum rate of interest is guaranteed, the Company in the past has credited interest at higher rates. Accordingly, cash values under a fixed-benefit policy reflect changing current interest rates and do not vary with the investment performance of the Variable Account.

                       Other significant differences between the Policy and a fixed-benefit policy include: (1) additional charges applicable under the Policy not found in a fixed-benefit policy; (2) different surrender charges; (3) different death benefits; and (4) differences in federal and state laws and regulations applicable to each of the types of policies.

                       Owners of a fixed-benefit policy should carefully consider whether it will be advantageous to replace a fixed-benefit policy with a Policy. It may not be advantageous to exchange a fixed-benefit policy for a Policy (or to surrender in full or in part a fixed-benefit policy and use the surrender or partial surrender proceeds to purchase a Policy).

                       The Company believes that an exchange of a fixed-benefit policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code of 1986, as amended. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. This could have various tax consequences. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       If you surrender your fixed-benefit policy in whole or in part and after receipt of the proceeds you use the surrender proceeds or partial surrender proceeds to purchase a Policy, it will not be treated as a non-taxable exchange. The surrender proceeds will generally be includible in income.

                       Owners of a fixed-benefit policy should consult their tax advisers before exchanging a fixed-benefit policy for this Policy, or before surrendering in whole or in part their fixed-benefit policy and using the proceeds to purchase a Policy.
--------------------------------------------------------------------------------
                   POLICY BENEFITS
--------------------------------------------------------------------------------
                       While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, the Policyowner may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, the Policyowner has certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by the Policyowner (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").
--------------------------------------------------------------------------------
ACCUMULATED VALUE BENEFITS
                       SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, a Policyowner may surrender the Policy or make a partial withdrawal by sending a written request to the Company at its Home Office. A surrender charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. A Partial Withdrawal Fee to cover the cost of processing a withdrawal will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Partial Withdrawal Fee, and --Surrender Charge.") Surrender and withdrawal proceeds ordinarily will be mailed to the Policyowner within seven days after the Company receives a signed request for a surrender at its Home Office, although payments may be postponed under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

                       SURRENDERS. The amount payable upon surrender of the Policy is the Net Surrender Value at the end of the Valuation Period during which the request is received. This amount may be paid in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options.") Upon surrender, all insurance in force will terminate. For a discussion of the tax consequences associated with Surrenders, see "FEDERAL TAX MATTERS."

                       PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Surrender Value. The amount requested for partial withdrawal must be at least $500 and cannot exceed the lesser of (1) the Net Surrender Value less $500, or (2) 90% of the Net Surrender Value. The Partial Withdrawal Fee will be deducted from the remaining Accumulated Value. The Policyowner may request that the proceeds of a partial withdrawal be paid in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options.")

                       A partial withdrawal (together with the Partial Withdrawal Fee) will be allocated among the Subaccounts and the Declared Interest Option in accordance with the written instructions of the Policyowner. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value on the date the request is received at the Home Office.

                       Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal. If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect. If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal. (See "POLICY BENEFITS--Death Proceeds.")

                       Partial withdrawals will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn if Option B is in effect at the time of the withdrawal. If Option A is in effect at the time of the withdrawal, there will be no effect on Specified Amount. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, the Company will not process any partial withdrawal that would reduce the Specified Amount below this minimum. If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."

                       NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

                       CALCULATION OF ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. Accumulated Value will be determined on each Business Day. A Policy's Accumulated Value will reflect a number of factors, including Net Premiums paid, partial withdrawals, Policy Loans, charges assessed in connection with the Policy, the interest earned on the Accumulated Value in the Declared Interest Option and the investment performance of the Subaccounts to which the Accumulated Value is allocated. There is no guaranteed minimum Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt.

                       As of the Policy Date, the Policy's Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

                       On the Business Day coinciding with or immediately following the date the Company receives notice that the Policy has been received by the Policyowner, but no later than 25 days after the Delivery Date, the Policy's Accumulated Value (all of which is in the Declared Interest Option) be transferred automatically among the Subaccounts and the Declared Interest Option in accordance with such percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

                                (1) The total Subaccount units represented by
                                    the accumulated value at the end of the
                                    preceding valuation period, multiplied by the Subaccount's unit value for the current valuation period; PLUS

                                (2) Any Net Premiums received during the current
                                    Valuation Period which are allocated to the Subaccount; PLUS

                                (3) All Accumulated Values transferred to the
                                    Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

                                (4) All Accumulated Values transferred from the
                                    Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

                                (5) All partial withdrawals (and any portion of
                                    the Partial Withdrawal Fee) deducted from the Subaccount during the current Valuation Period; MINUS

                                (6) The portion of any monthly deduction charged
                                    to the Subaccount during the current
                                    Valuation Period to cover the Policy Month following the Monthly Deduction Day.

                       The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

                       UNIT VALUE. Each Subaccount has a Unit Value. When Net Premiums are allocated to, or other amounts are transferred into, a Subaccount, a number of units are purchased based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

                       For each Subaccount, the Unit Value was initially set at $10 when the Subaccount first purchased shares of the designated Investment Option. The Unit Value for each subsequent valuation period is calculated by dividing (a) by (b) where:

                                (a) is (1) the Net Asset Value of the Subaccount
                                    at the end of the preceding Valuation
                                    Period, plus (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (4) any amount charged against the Subaccount for taxes, or any amount set aside during the Valuation Period by the Company as a provision for taxes attributable to the operation or maintenance of that Subaccount; and minus (5) a charge equal to .0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an effective annual rate of 0.90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies. (This charge is guaranteed not to exceed .0028618% of the average daily net assets on each Subaccount, which corresponds to an effective annual rate of 1.05%.)

                                (b) is the number of units outstanding at the
                                    end of the preceding Valuation Period.

                       The Unit Value for a Valuation Period applies for each
                       day in the period. The assets in the Variable Account
                       will be valued at their fair market value in accordance
                       with accepted accounting practices and applicable laws
                       and regulations.
--------------------------------------------------------------------------------
TRANSFERS              Policyowners may transfer amounts among the Subaccounts
                       an unlimited number of times in a Policy Year; however, only one transfer per Policy Year may be made between the Declared Interest Option and the Variable Account.
                       Transfers are made by written request to the Home Office or, if the Policyowner has elected the "Telephone
                       Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at 800-247-4170. The amount of the transfer must be at least $100 or the total
                       Accumulated Value in the Subaccount or in the Declared
                       Interest Option (reduced, in the case of the Declared
                       Interest Option, by any outstanding Policy Debt), if less than $100. The Company may, at its discretion, waive the $100 minimum requirement. The transfer will be effective as of the end of the Valuation Period during which the request is received at the Home Office.

                       The first transfer in each Policy Year will be made without charge; each time amounts are subsequently transferred in that Policy Year, a transfer charge of $25 may be assessed. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of the transfer charge is guaranteed for the life of the Policy. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

                       For purposes of these limitations and charges, all
                       transfers effected on the same day will be considered a
                       single transfer.
--------------------------------------------------------------------------------
LOAN BENEFITS          POLICY LOANS. So long as the Policy remains in force and
                       has a positive Net Surrender Value, a Policyowner may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       The maximum amount that may be borrowed at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

                       During any time that there is outstanding Policy Debt, payments made by the Policyowner will be treated first as payment of outstanding Policy Debt, unless the Policyowner indicates that the payment should be treated otherwise. Where no indication is made, any portion of a payment that exceeds the amount of any outstanding Policy Debt will be treated as a premium payment.

                       ALLOCATION OF POLICY LOAN. When a Policy Loan is made, an amount equal to the Policy Loan will be segregated within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, the difference will be transferred from the subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Policy Loan is received at the Home Office.

                       Loan proceeds will normally be mailed to the Policyowner within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL
                       PROVISIONS--Postponement of Payments.")

                       Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

                       LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate will be no greater than the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by

                       Moody's Investors Service, Inc. or any successor thereto for the calendar month ending two months before the date on which the rate is determined; or 5.5%. The Company may at any time elect to change the interest rate. The Company will send notice of any change in rate to the Policyowner. The new rate will take effect on the Policy Anniversary coinciding with or next following the date the rate is changed.

                       Interest is payable in advance at the time any Policy Loan is made (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. Interest payable at the time a Policy Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Policy Debt and bear interest at the same rate charged for Policy Loans. The amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS-- Loan Benefits--ALLOCATION OF POLICY LOAN.")

                       Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

                       EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. All amounts held in the Declared Interest Option as security for Policy Debt will be credited with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4.0% or the current effective loan interest rate minus no more than 3.0%, as determined and declared by the Company. No additional interest will be credited to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

                       From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years.

                       Even though Policy Debt may be repaid in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be greater where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

                       POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If, during the first three Policy Years, Net Accumulated Value or, after three Policy Years, Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "Charges and Deductions--Monthly Deduction"), the Company will notify the Policyowner. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE"), the Policyowner must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly

                       Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore the greater the Policy Debt under a Policy, the more likely it would be to lapse.

                       REPAYMENT OF POLICY DEBT. Policy Debt may be repaid in whole or in part any time during the Insured's life and before the Maturity Date so long as the Policy is in force. Any Policy Debt not repaid is subtracted from the death benefit payable at the Insured's death, from Surrender Value upon surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon repayment of Policy Debt, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the Policy Debt will no longer be segregated within the Declared Interest Option as security for Policy Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner.

                       For a discussion of the tax consequences associated with
                       Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------
DEATH PROCEEDS         So long as the Policy remains in force, the Policy
                       provides for the payment of death proceeds upon the death of the Insured. Proceeds will be paid to the primary
                       Beneficiary or a contingent Beneficiary. One or more primary Beneficiaries or contingent Beneficiaries may be named. If no Beneficiary survives the Insured, the death proceeds will be paid to the Policyowner or his estate.
                       Death proceeds may be paid in a lump sum or under a payment option. (See "POLICY BENEFITS--Payment Options.")
                       To determine the death proceeds, the death benefit will be reduced by any outstanding Policy Debt and increased by any unearned loan interest and any premiums paid after the date of death. Proceeds will ordinarily be mailed within seven days after receipt by the Company of Due
                       Proof of Death. Payment may, however, be postponed under certain circumstances. (See "GENERAL PROVISIONS--
                       Postponement of Payments.") The Company pays interest on those proceeds, at an annual rate of no less than 3.0% or any rate required by law, from the date of death to the date payment is made.

                       DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the Insured's death. Under Option A, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the specified amount factor. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B. Accordingly, under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). Policyowners who prefer to have favorable investment performance and additional premiums reflected in increased death benefits generally should select Option A.

                       Under Option B, the death benefit will be equal to the greater of the current Specified Amount or the Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the date of death) multiplied by the specified amount factor. The specified amount factor is the same as under Option
                       A. Accordingly, under Option B the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. Policyowners who are satisfied with the amount of their insurance coverage under the Policy and who prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value, rather than increased death benefits, generally should select Option B.

                       Examples illustrating Option A and Option B can be found in Appendix B.

                       CHANGE IN DEATH BENEFIT OPTION. The death benefit option in effect may be changed at any time by sending a written request for the change to the Company at its Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date the change is approved by the Company. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

                       If the death benefit option is changed from Option A to Option B, the current Specified Amount will not change. If the benefit option is changed from Option B to Option A, the current Specified Amount will be reduced by an amount equal to the Accumulated Value on the effective date of the change. A change in the death benefit option may not be made if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change or if after the change the Policy would no longer qualify as life insurance under federal tax law.

                       No charges will be imposed in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

                       CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, a Policyowner may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, the Policyowner must send a written request to the Company at its Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect a Policyowner's cost of insurance charge. (See "CHARGES AND DEDUCTIONS-- Monthly Deduction--COST OF INSURANCE RATE, and --NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums-- PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

                       Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

                       To apply for an increase, evidence of insurability satisfactory to the Company must be provided. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date the request is approved by the Company. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month. A Specified Amount increase is subject to its own Surrender Charge.

                       CHANGES IN INSURANCE PROTECTION. A Policyowner may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value. Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

                                (a) A decrease in the Specified Amount will,
                                    subject to the applicable specified amount factor limitations (see "POLICY BENEFITS--Death Proceeds--

                                    DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

                                (b) An increase in the Specified Amount may
                                    increase the amount of pure insurance
                                    protection, depending on the amount of
                                    Accumulated Value and the resultant
                                    applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

                                (c) If Option B is elected, an increased level
                                    of premium payments will increase the
                                    Accumulated Value and reduce the pure
                                    insurance protection, until the Accumulated
                                    Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

                                (d) If Option B is elected, a reduced level of
                                    premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.

                                (e) A partial withdrawal will reduce the death
                                    benefit. (See "POLICY BENEFITS--Accumulated
                                    Value Benefits--SURRENDER AND WITHDRAWAL
                                    PRIVILEGES.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary use of a partial withdrawal is to withdraw cash and reduce Accumulated Value.

                       In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased.
--------------------------------------------------------------------------------
ACCELERATED PAYMENTS OF DEATH PROCEEDS
                       In the event that the Insured becomes terminally ill (as defined below), the Policyowner (if residing in a state that has approved such an endorsement) may, by written request and subject to the conditions stated below, have the Company pay all or a portion of the accelerated death benefit immediately to the Policyowner. If not attached to the Policy beforehand, the Company will issue an accelerated death benefit endorsement (the "Endorsement") providing for this right.

                       For this purpose, an Insured is terminally ill when a physician (as defined by the Endorsement) certifies that he or she has a life expectancy of 12 months or less.

                       The accelerated death benefit is equal to the Policy's death benefit as described on page 6, up to a maximum of $250,000 (the $250,000 maximum applies in aggregate to all policies issued by the Company on the Insured), less an amount representing a discount for 12 months at the interest rate charged for loans under the Policy. The accelerated death benefit does not include the amount of any death benefit payable under a rider that covers the life of someone other than the Insured.

                       In the event that there is a loan outstanding under the Policy on the date that the Policyowner requests a payment under the Endorsement, the accelerated death benefit is reduced by a portion of the outstanding loan in the same proportion that the requested payment under the Endorsement bears to the total death benefit under the Policy. If the amount requested by the Policyowner to be paid under the Endorsement is less than the total death benefit under the Policy and the Specified Amount of the Policy is equal to or greater than the minimum Specified Amount, the

                       Policy will remain in force with all values and benefits under the Policy being reduced in the same proportion that the new Policy benefit bears to the Policy benefit before exercise of the Endorsement.

                       There are several other restrictions associated with the Endorsement. These are: (1) the Endorsement is not valid if the Policy is within five years of being matured, (2) the consent of any irrevocable beneficiary or assignee is required to exercise the Endorsement, (3) the Company reserves the right, in its sole discretion, to require the consent of the Insured or of any beneficiary, assignee, spouse or other party of interest before permitting the exercise of the Endorsement, (4) the Company reserves the right to obtain the concurrence of a second medical opinion as to whether any Insured is terminally ill and (5) the Endorsement is not effective where (a) the Insured or the Policyowner would be otherwise required by law to use the Endorsement to meet the claims of creditors, or (b) the Insured would be otherwise required by any government agency to exercise the Endorsement in order to apply for, obtain or keep a government benefit or entitlement.

                       The Endorsement will terminate at the earlier of the end of the grace period for which any premium is unpaid, upon receipt in the Home Office of a written request from the Policyowner to cancel the Endorsement or upon termination of the Policy.

                       Pursuant to the recently enacted Health Insurance
                       Portability and Accountability Act of 1996, the Company
                       believes that for federal income tax purposes, an
                       accelerated death benefit payment received under an
                       accelerated death benefit endorsement should be fully
                       excludable from the gross income of the beneficiary, as
                       long as the beneficiary is the insured under the Policy.
                       However, the Policyowner should consult a qualified tax
                       adviser about the consequences of adding this Endorsement
                       to a Policy or requesting an accelerated death benefit
                       payment under this Endorsement.
--------------------------------------------------------------------------------
BENEFITS AT MATURITY   If the Insured is alive and the Policy is in force on the
                       Maturity Date, the Company will pay to the Policyowner
                       the Policy's Accumulated Value as of the end of the
                       Business Day coinciding with or immediately following the
                       Maturity Date, reduced by any outstanding Policy Debt.
                       (See "POLICY BENEFITS--Loan Benefits--REPAYMENT OF POLICY
                       DEBT.") Benefits at maturity may be paid in a lump sum or
                       under a payment option. The Maturity Date is Attained Age
                       115.
--------------------------------------------------------------------------------
PAYMENT OPTIONS        Death proceeds and Accumulated Value paid at maturity, or
                       upon surrender or partial withdrawal of a Policy, may be paid in whole or in part under a payment option. There are currently five payment options available. Payments may also be made under any new payment option available at the time proceeds become payable. In addition, proceeds may be paid in any other manner acceptable to the Company.

                       An option may be designated in the application or by notifying the Company in writing at its Home Office. During the life of the Insured, the Policyowner may select a payment option; in addition, during that time the Policyowner may change a previously selected option by sending written notice to the Company requesting the cancellation of the prior option and the designation of a new option. If the Policyowner has not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to the Company, provided that a prior option chosen by the Policyowner is not in effect.

                       If no option is chosen, the Company will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if, (i) the proceeds are less than $2,000; (ii) periodic payments would be less than $20; or
                       (iii) the payee is an assignee, estate, trustee, partnership, corporation or association.

                       Amounts paid under a payment option are paid pursuant to a payment contract and will not depend upon the investment performance of the Variable Account. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3.0% compounded yearly. The Company may be crediting higher interest rates on the effective date of the payment contract. The Company may, but is not obligated to, declare additional interest to be applied to such funds.

                       If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. The Company reserves the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.

                       Payments under Options 2, 3, 4 or 5 will begin as of the date of the Insured's death, on surrender or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

                           OPTION 1--INTEREST INCOME. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

                           OPTION 2--INCOME FOR A FIXED TERM. Periodic payments will be made for a fixed term not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 3--LIFE INCOME WITH TERM CERTAIN. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3.0% compounded yearly.

                           OPTION 5--JOINT AND TWO-THIRDS SURVIVOR MONTHLY LIFE INCOME. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3.0% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

                           ALTERNATE PAYMENT OPTION. In lieu of one of the above options, the accumulated value, net surrender value or death benefit, as applicable, may be settled under any other payment option made available by the Company or requested and agreed to by the Company.
--------------------------------------------------------------------------------
                   CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
                       Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, for distributing and administering the Policy, for applicable taxes and for assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------
PREMIUM EXPENSE CHARGE Prior to allocation of Net Premiums among the Subaccounts and the Declared Interest Option, premiums paid will be reduced by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

                       The premium expense charge is 7.0% of each premium up to the Target Premium (or 2% for each premium over the Target Premium) and is intended to compensate the Company for expenses incurred in distributing the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and advertising costs and to compensate for the amount the Company considers necessary to pay all taxes on premiums received by insurance companies imposed by various states and subdivisions thereof. Premium taxes charged by the various states currently range from 1% to 3%.

                       The premium expense charge in any Policy Year is not
                       necessarily related to actual distribution expenses in
                       that year. Instead, the Company expects to incur the
                       majority of distribution expenses in the early Policy
                       Years and to recover any deficiency over the life of the
                       Policy and from the Company's general assets, including
                       amounts derived from the mortality and expense risk
                       charge.
--------------------------------------------------------------------------------
MONTHLY DEDUCTION      Charges will be deducted monthly from the Accumulated
                       Value of each Policy ("monthly deduction") to compensate the Company for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL
                       PROVISIONS-- Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs.
                       The monthly deduction will be deducted on the Policy Date and on each Monthly Deduction Day. (If the Monthly
                       Deduction Day falls on Thanksgiving, the Friday following
                       Thanksgiving or the weekend following Thanksgiving; or on the 27th or 28th day of February, 1999, the monthly deduction will be deducted on the preceding Business
                       Day.) It will be deducted from the Declared Interest
                       Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared
                       Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, Accumulated
                       Values will be determined as of the end of the Business
                       Day coinciding with or immediately following the Monthly
                       Deduction Day. (If the Monthly Deduction Day falls on
                       Thanksgiving, the Friday following Thanksgiving or the weekend following Thanksgiving; or on the 27th or 28th day of February, 1999, Accumulated Values will be determined as of the end of the preceding Business Day.)
                       Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

                       The monthly deduction will be made on the Business Day coinciding with or immediately following each Monthly Deduction Day and will equal:

                                (a) the cost of insurance for the Policy; plus

                                (b) the cost of any optional insurance benefits
                                    added by rider; plus

                                (c) the monthly policy expense charge.

                       During the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

                       COST OF INSURANCE. This charge is designed to compensate the Company for the anticipated cost of paying death proceeds to Beneficiaries of those Insureds who die prior to the Maturity Date. The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and for any subsequent increases in Specified Amount. The Company will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month.

                       NET AMOUNT AT RISK. Under Option A the net amount at risk for a Policy Month is equal to (a) divided by (b), and under Option B the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

                                (a) is the Specified Amount;

                                (b) is 1.0032737;(1) and

                                (c) is the Accumulated Value.

--------------
(1)Dividing by 1.0032737 reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%.

                       The Specified Amount and the Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

                       The net amount at risk is determined separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, the Accumulated Value will be first considered a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, it will be considered to be a part of any increase in the Specified Amount in the same order as the increases occurred.

                       COST OF INSURANCE RATE. The cost of insurance rate for the initial Specified Amount will be based on the Insured's sex, premium class and Attained Age. For any increase in Specified Amount, the cost of insurance rate will be based on the Insured's sex, premium class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Policies have been in force the same length of time.

                       The cost of insurance rates generally increase as the Insured's Attained Age increases. The premium class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. (The Company may offer preferred classes in addition to the standard tobacco and non-tobacco classes.) Non-tobacco-using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco, and preferred Insureds will generally have a lower cost of insurance rate than similarly situated standard Insureds.

                       The cost of insurance rate is determined separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, the rate for the premium class on the Policy Date will be applied to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, the rate for the premium class applicable to the increase will be used. However, if the death benefit is calculated as the Cash Value times the specified amount factor, the rate for the premium class for the most recent increase that required evidence of insurability will be used for the amount of death benefit in excess of the total Specified Amount.

                       ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL PROVISIONS--Additional Insurance Benefits.")

                       MONTHLY POLICY EXPENSE CHARGE. The Company has primary responsibility for the administration of the Policy and the Variable Account. Policy expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for policy expenses related to the maintenance of each Policy and the Variable Account, the Company assesses a monthly policy expense charge against each Policy. This charge currently is $5.00 per Policy Month and is guaranteed not to exceed $7 per Policy Month.

                       FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. Monthly administrative charges will be deducted from Accumulated Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate the Company for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing policy records. The first year monthly administrative charge currently is $0.05 per $1,000 of Specified Amount, or increase in Specified Amount and is guaranteed not to exceed $0.07 per $1,000 of Specified Amount.

                       FIRST YEAR MONTHLY EXPENSE CHARGE. A monthly expense
                       charge will be deducted from Accumulated Value as part of
                       the monthly deduction during the first twelve Policy
                       Months. This charge currently is $5 per Policy Month and
                       is guaranteed not to exceed $7 per Policy Month.
--------------------------------------------------------------------------------
TRANSFER CHARGE        A transfer charge of $25 may be imposed for the second
                       and each subsequent transfer during a Policy Year to compensate the Company for the costs in effectuating the transfer. The transfer charge, unless paid in cash, will be deducted from the amount transferred. Once a Policy is issued, the amount of this charge is guaranteed for the life of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy
                       Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

                       Currently there is no charge for changing the net premium
                       allocation instructions.
--------------------------------------------------------------------------------
PARTIAL WITHDRAWAL FEE Upon partial withdrawal of a Policy, a fee equal to the lesser of $25 or 2% of the amount withdrawn will be
                       assessed to compensate the Company for costs incurred in
                       accomplishing the withdrawal. The fee will be deducted
                       from Accumulated Value.
--------------------------------------------------------------------------------
SURRENDER CHARGE       At the time of surrender, a Surrender Charge will apply
                       during the first ten Policy Years, as well as during the first ten years following an increase in Specified
                       Amount. The Surrender Charge is an amount per $1,000 of Specified Amount, declining to $0 in the eleventh year.
                       The Surrender Charge varies by age, sex, underwriting category and Policy Year.


                       The following table lists the maximum surrender charge for select ages in various underwriting categories in the first Policy Year.



ISSUE AGE    MALE, TOBACCO    FEMALE, TOBACCO    UNISEX, TOBACCO
----------  ---------------  -----------------  -----------------
    30             17.48             11.40              16.26
    50             44.66             25.82              40.68
    70             57.48             57.48              57.48



                       Maximum surrender charges for insureds of the same age and sex in the non-tobacco underwriting category are generally less than those in the tobacco underwriting category. (See "Appendix C--Maximum Surrender Charges.") The Surrender Charge is level within each Policy Year.



                       At the time of a requested decrease in Specified Amount, the full original Surrender Charge stays in place. The Surrender Charge may be waived after the first Policy Year if the insured is terminally ill or stays in a qualified nursing care center for 90 days.


                       At the time of a partial withdrawal, no Surrender Charge applies.

--------------------------------------------------------------------------------
VARIABLE ACCOUNT CHARGES
                       MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge from each Subaccount at an effective annual rate of 0.90% of the average daily net assets of the Subaccounts and is guaranteed not to exceed 1.05% of the average daily net assets of the Subaccounts.

                       The mortality risk assumed by the Company is that Insureds may die sooner than anticipated and therefore, the Company may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

                       FEDERAL TAXES. Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. The Company may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                       INVESTMENT OPTION EXPENSES. The value of net assets of
                       the Variable Account will reflect the investment advisory
                       fee and other expenses incurred by each Investment
                       Option. The investment advisory fee and other expenses
                       applicable to each Investment Option are listed in the
                       "SUMMARY OF THE POLICY" and described in the prospectus
                       for each Fund's Investment Option.
--------------------------------------------------------------------------------
                   THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------
                       Policyowners may allocate Net Premiums and transfer
                       Accumulated Value to the Declared Interest Option.
                       BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS,
                       INTERESTS IN THE DECLARED INTEREST OPTION HAVE NOT BEEN
                       REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE
                       DECLARED INTEREST OPTION HAS NOT BEEN REGISTERED AS AN
                       INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF
                       1940. ACCORDINGLY, NEITHER THE DECLARED INTEREST OPTION
                       NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS
                       OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE
                       SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE
                       DISCLOSURES IN THIS PROSPECTUS RELATING TO THE DECLARED
                       INTEREST OPTION. DISCLOSURES REGARDING THE DECLARED
                       INTEREST OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN
                       GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES
                       LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF
                       STATEMENTS MADE IN PROSPECTUSES.
--------------------------------------------------------------------------------
GENERAL DESCRIPTION    The Declared Interest Option is supported by the General
                       Account. The General Account consists of all assets owned by the Company other than those in the Variable Account and other separate accounts. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account.

                       A Policyowner may elect to allocate Net Premiums to the
                       Declared Interest Option, the Variable Account, or both.
                       The Policyowner may also transfer Accumulated Value from
                       the Subaccounts to the Declared Interest Option, or from
                       the Declared Interest Option to the Subaccounts. The
                       allocation or transfer of funds to the Declared Interest
                       Option does not entitle a Policyowner to share in the
                       investment experience of the General Account. Instead,
                       the Company guarantees that Accumulated Value in the
                       Declared Interest Option will accrue interest at an
                       effective annual rate of at least 4.0%, independent of
                       the actual investment experience of the General Account.
--------------------------------------------------------------------------------
THE POLICY             This Prospectus describes a flexible premium variable
                       life insurance policy. This Prospectus is generally
                       intended to serve as a disclosure document for the
                       aspects of the Policy involving the Variable Account. For
                       complete details regarding the Declared Interest Option,
                       see the Policy itself.
--------------------------------------------------------------------------------
DECLARED INTEREST OPTION ACCUMULATED VALUE
                       Net premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. The Company guarantees that interest credited to each Policyowner's Accumulated
                       Value in the Declared Interest Option will not be less than an effective annual rate of 4.0%. The

                       Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4.0% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4.0% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4.0% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4.0%, but will in no event be greater than the current effective loan interest rate minus no more than 3.0%. From time to time, the Company may allow, by Company practice, a loan spread of 0% on the gain in a Policy in effect a minimum of ten years. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

                       The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4.0% per year, plus any excess interest which the Company credits, less the sum of all policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.
--------------------------------------------------------------------------------
TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND POLICY LOANS
                       Amounts may be transferred between the Subaccounts and the Declared Interest Option. A transfer charge of $25 may be imposed in connection with the transfer unless such transfer is the first transfer requested by the Policyowner during such Policy Year. Unless paid in cash, the transfer charge will be deducted from the amount transferred. A Policyowner may make only one transfer between the Variable Account and the Declared Interest Option in each Policy Year. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer will be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, the full Net Accumulated Value in the Declared Interest Option may be transferred. A Policyowner may also make partial withdrawals, surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date.

                       Transfers, partial withdrawals and surrenders from, and
                       payments of Policy Loans allocated to, the Declared
                       Interest Option may be delayed for up to six months.
--------------------------------------------------------------------------------
                   GENERAL PROVISIONS
--------------------------------------------------------------------------------
THE CONTRACT           The Policy is issued in consideration of the statements
                       in the application and the payment of the initial
                       premium. The Policy, the application, and any
                       supplemental applications and endorsements make up the
                       entire contract. In the absence of fraud, the statements
                       made in an application or supplemental application will
                       be treated as representations and not as warranties. No
                       statement will void the Policy or be used in defense of a
                       claim unless contained in the application or any
                       supplemental application.
--------------------------------------------------------------------------------
INCONTESTABILITY       The Policy is incontestable, except for fraudulent
                       statements made in the application or supplemental
                       applications, after it has been in force during the
                       lifetime of the Insured for two years from the Policy
                       Date or date of reinstatement. Any increase in Specified
                       Amount will be incontestable only after it has been in
                       force during the lifetime of the Insured for two years
                       from the effective date of the increase.
--------------------------------------------------------------------------------
CHANGE OF PROVISIONS   The Company reserves the right to change the Policy, in
                       the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

                       Except as provided in the foregoing paragraph, no one can
                       change any part of the Policy except the Policyowner and
                       the President, a Vice President, the Secretary or an
                       Assistant Secretary of the Company. Both must agree to
                       any change and such change must be in writing. No agent
                       may change the Policy or waive any of its provisions.
--------------------------------------------------------------------------------
MISSTATEMENT OF AGE OR SEX
                       If the Insured's age or sex was misstated in the
                       application, each benefit and any amount to be paid under
                       the Policy will be adjusted to reflect the correct age
                       and sex.
--------------------------------------------------------------------------------
SUICIDE EXCLUSION      If the Policy is in force and the Insured commits
                       suicide, while sane or insane, within one year from the
                       Policy Date, life insurance proceeds payable under the
                       Policy will be limited to all premiums paid, reduced by
                       any outstanding Policy Debt and any partial withdrawals,
                       and increased by any unearned loan interest. If the
                       Policy is in force and the Insured commits suicide, while
                       sane or insane, within one year from the effective date
                       of any increase in Specified Amount, any increase in the
                       death benefit resulting from the requested increase in
                       specified amount will not be paid. Instead, the Company
                       will refund to the Policyowner an amount equal to the
                       total cost of insurance applied to the increase.
--------------------------------------------------------------------------------
ANNUAL REPORT          At least once each year, an annual report will be sent to
                       each Policyowner. The report will show the current death
                       benefit, the Accumulated Value in each Subaccount and in
                       the Declared Interest Option, outstanding Policy Debt and
                       premiums paid, partial withdrawals made and charges
                       assessed since the last report. The report will also
                       include any other information required by state law or
                       regulation. Further, the Company will send the
                       Policyowner the reports required by the Investment
                       Company Act of 1940.
--------------------------------------------------------------------------------
NON-PARTICIPATION      The Policy does not participate in the Company's profits
                       or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------
OWNERSHIP OF ASSETS    The Company shall have the exclusive and absolute
                       ownership and control over assets, including the assets
                       of the Variable Account.
--------------------------------------------------------------------------------
WRITTEN NOTICE         Any written notice should be sent to the Company at its
                       Home Office. The notice should include the policy number
                       and the Insured's full name. Any notice sent by the
                       Company to a Policyowner will be sent to the address
                       shown in the application unless an appropriate address
                       change form has been filed with the Company.
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
                       The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after the Policyowner's signed request is received at the Home Office. The Company will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, payment of any amount upon surrender or partial withdrawal, payment of any Policy Loan, and payment of death proceeds or benefits at maturity may be postponed whenever:

                                a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

                                b) the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

                                c) an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

                       Transfers may also be postponed under these circumstances.

                       Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

--------------------------------------------------------------------------------
CONTINUANCE OF INSURANCE
                       The insurance under a Policy will continue until the earlier of:

                                a) the end of the Grace Period following the Monthly Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;

                                b)  the date the Policyowner surrenders the
                                    Policy for its entire Net Accumulated Value;

                                c)  the death of the Insured; or

                                d)  the Maturity Date.

                       Any rider to a Policy will terminate on the date
                       specified in the rider.
--------------------------------------------------------------------------------
OWNERSHIP              The Policy belongs to the Policyowner. The original
                       Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy.
                       During the Insured's lifetime, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.

                       Special ownership rules may apply if the Insured is under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

                       The Policyowner may assign the Policy as collateral
                       security. The Company assumes no responsibility for the
                       validity or effect of any collateral assignment of the
                       Policy. No assignment will bind the Company unless in
                       writing and until received by the Company at its Home
                       Office. The assignment is subject to any payment or
                       action taken by the Company before it received the
                       assignment at the Home Office.
--------------------------------------------------------------------------------
THE BENEFICIARY        The primary Beneficiaries and contingent Beneficiaries
                       are designated by the Policyowner in the application. If changed, the primary Beneficiary or contingent
                       Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent
                       Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

                       Unless a payment option is chosen, the proceeds payable at the Insured's death will be paid in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured, the proceeds will be paid to the contingent Beneficiary. If no Beneficiary survives the Insured, the proceeds will be paid to the Policyowner or the Policyowner's estate.
--------------------------------------------------------------------------------
CHANGING THE POLICYOWNER OR BENEFICIARY
                       During the Insured's life, the Policyowner and the Beneficiary may be changed. To make a change, written request must be sent to the Company at its Home Office. The request and the change must be in a form satisfactory to the Company and must actually be received and recorded by the Company. The change will take effect as of the date the request is signed by the Policyowner. The change will be subject to any payment made before the change is recorded by the Company. The Company may require return of the Policy for endorsement.
--------------------------------------------------------------------------------
ADDITIONAL INSURANCE BENEFITS
                       Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider: (i) Cost of Living Increase; (ii) Waiver of Charges; (iii) Other Adult Universal Life Insurance;
                       (iv) Children's Term Insurance and (v) Guaranteed Insurability Option. The cost of any additional insurance benefits will be deducted as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") Detailed information concerning available riders may be obtained from the agent selling the Policy.

--------------------------------------------------------------------------------
                   DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------
                       The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are registered representatives of the principal underwriter of the Policies, EquiTrust Marketing, a broker-dealer having a selling agreement with EquiTrust marketing or a broker-dealer having a selling agreement with such broker-dealer. EquiTrust Marketing (formerly FBL Marketing Services, Inc.), a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. EquiTrust Marketing currently receives annual compensation of $100 per registered representative for acting as principal underwriter.

                       For Policies sold in states other than Kansas, writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first year commissions at a rate not exceeding 50% of Target Premiums and 4% above Target Premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 5% of Target Premiums and 4% above Target Premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 50% of the increase in Target Premiums may be paid during the first year following an increase in Specified Amount.

                       For Policies sold in Kansas, writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first year commissions at a rate not exceeding 60% of Target Premiums and 3% above Target Premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 4% of Target Premiums and 3% above Target Premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 60% of the increase in Target Premiums may be paid during the first year following an increase in Specified Amount.

                       These commissions (and other distribution expenses, such
                       as production incentive bonuses, agent's insurance and
                       pensions benefits, agency management compensation and
                       bonuses and expense allowances) are paid by the Company.
                       They do not result in any additional charges against the
                       Policy that are not described above under "CHARGES AND
                       DEDUCTIONS."
--------------------------------------------------------------------------------
                   FEDERAL TAX MATTERS
--------------------------------------------------------------------------------
INTRODUCTION           The following discussion is general and is not intended
                       as tax advice. Any person concerned about these tax
                       considerations should consult a competent tax adviser.
                       This discussion is based on the Company's understanding
                       of the present federal income tax laws as they are
                       currently interpreted by the Internal Revenue Service. No
                       representation is made as to the likelihood of
                       continuation of these current laws and interpretations,
                       and various changes have been proposed that would alter
                       these laws in ways that would have significant adverse
                       impacts. It should be further understood that the
                       following discussion is not exhaustive and does not
                       purport to be complete or to cover all situations and
                       that special rules not described in this Prospectus may
                       be applicable in certain situations. Moreover, no attempt
                       has been made to consider any applicable state or other
                       tax laws.
--------------------------------------------------------------------------------
TAX STATUS OF THE POLICY
                       Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for federal tax purposes. The
                       Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations interpreting and implementing section 7702 and has issued proposed regulations on certain aspects of section 7702. If a Policy were determined not to be a life insurance contract for purposes of section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

                       With respect to a Policy issued exclusively on the basis of a standard premium class, while there is some uncertainty due to the limited guidance on section 7702, the Company believes that in light of the proposed regulations such a Policy should meet the section 7702 definition of a life insurance contract. However, with respect to a Policy issued in whole or in part on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether or not such a Policy would satisfy section 7702, particularly if the Policyowner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under section 7702.

                       Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Account, through each Fund, intends to comply with the diversification requirements prescribed in Regulations section 1.817-5, which affect how each Fund's assets may be invested. Although the investment adviser of EquiTrust Variable Insurance Series Fund is an affiliate of the Company, the Company does not have control over the Fund or its investments. Nonetheless, the Company believes that each Investment Option in which the Variable Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.

                       In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

                       The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.

                       The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.
--------------------------------------------------------------------------------
TAX TREATMENT OF POLICY BENEFITS
                       IN GENERAL. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under section 101(a)(l) of the Code.

                       A change in a Policy's Specified Amount, the payment of an unscheduled premium, a Policy loan, a partial withdrawal, a surrender, a lapse with outstanding indebtedness, a change in death benefit options, the exchange of a Policy for a fixed-benefit policy (see "THE POLICY--Special Transfer Privilege") and the assignment of a Policy or the exercise of the right to change Policyowners (see "GENERAL PROVISIONS-- Changing the Policyowner or Beneficiary") may have tax consequences depending upon the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

                       Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, the Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, the Policyowner should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.

                       The Company further believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). An exchanging owner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have tax consequences to such owner.

                       The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if it is contemplated that a Policy may be used in any arrangement the value of which depends in part on its tax consequences, a qualified tax adviser should be consulted regarding the tax attributes of the particular arrangement.

                       Generally, the Policyowner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract."

                       Whether a Policy is or is not a modified endowment contract, upon a complete surrender or lapse of a Policy, or when benefits are paid at such Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

                       MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the cash value at the time of such change and the additional premiums paid in the seven policy years starting with the date on which the material change occurs.

                       Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before paying any unscheduled premiums or changing the planned premium schedule or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

                       DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. In this regard, the Internal Revenue Service could take the position that capitalized interest on such loans are to be treated as a taxable distribution. Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 59 1/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.

                       If a Policy becomes a modified endowment contract after it is issued, distributions made during the policy year in which it becomes a modified endowment contract, distributions in any subsequent policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

                       DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the policy (described below) and then, only after the return of all such investment in the policy, as distributing taxable income. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the Specified Amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policyowner in order for the Policy to continue complying with the section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in section 7702.

                       Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner.

                       Finally, neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional tax.

                       POLICY LOAN INTEREST. Interest paid on any loan under a Policy may not be deductible. Therefore, a Policyowner should consult a competent tax adviser before deducting any Policy loan interest.

                       INVESTMENT IN THE POLICY. Investment in the policy means
                       (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
                       (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

                       MULTIPLE POLICIES. All modified endowment contracts that
                       are issued by the Company (or its affiliates) to the same
                       Policyowner during any calendar year are treated as one
                       modified endowment contract for purposes of determining
                       the amount includable in gross income under section
                       72(e).
--------------------------------------------------------------------------------
TAXATION OF
THE COMPANY            At the present time, the Company makes no charge to the
                       Variable Account, or to the Policy for any Federal, state
                       or local taxes (other than state premium taxes) that it
                       incurs that may be attributable to such Account or to the
                       Policies. The Company, however, reserves the right in the
                       future to make a charge for any such tax or other
                       economic burden resulting from the application of the tax
                       laws that it determines to be properly attributable to
                       the Variable Account or to the Policies.
--------------------------------------------------------------------------------
EMPLOYMENT-RELATED BENEFIT PLANS
                       The Supreme Court held in ARIZONA GOVERNING COMMITTEE V.
                       NORRIS that optional annuity benefits provided under an
                       employer's deferred compensation plan could not, under
                       Title VII of the Civil Rights Act of 1964, vary between
                       men and women on the basis of sex. In addition,
                       legislative, regulatory or decisional authority of some
                       states may prohibit use of sex-distinct mortality tables
                       under certain circumstances. The Policy described in this
                       Prospectus contains guaranteed cost of insurance rates
                       and guaranteed purchase rates for certain payment options
                       that distinguish between men and women. Accordingly,
                       employers and employee organizations should consider, in
                       consultation with legal counsel, the impact of NORRIS,
                       and Title VII generally, on any employment-related
                       insurance or benefit program for which a Policy may be
                       purchased.
--------------------------------------------------------------------------------
                   ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
                       The Company holds the assets of the Variable Account. The
                       assets are kept physically segregated and held separate
                       and apart from the General Account. The Company maintains
                       records of all purchases and redemptions of shares by
                       each Investment Option for each corresponding Subaccount.
                       Additional protection for the assets of the Variable
                       Account is afforded by a blanket fidelity bond issued by
                       Chubb Insurance Group in the amount of $5,000,000
                       covering all the officers and employees of the Company.
--------------------------------------------------------------------------------
VOTING RIGHTS          To the extent required by law, the Company will vote the
                       Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, the Company determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

                       The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing a Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

                       The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a PRO RATA basis to reduce the votes eligible to be cast on a matter.

                       Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

                       DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------
STATE REGULATION AND OWNERSHIP OF THE COMPANY
                       The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

                       In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF       NAME AND POSITION               PRINCIPAL OCCUPATION
FARM BUREAU LIFE INSURANCE      WITH THE COMPANY*               LAST FIVE YEARS**
                                ------------------------------  --------------------------------------------------
COMPANY                         Kenneth R. Ashby, Director      Farmer; President, Utah Farm Bureau Federation and
                                                                affiliated companies and Ashby's Valley View
                                                                Farms; Vice President and Director, Utah Farm
                                                                Bureau Insurance Co.; Director, Millard County
                                                                Water Conservancy District, American Farm Bureau
                                                                Federation and affiliated companies, Multi States
                                                                Farmers Service Co., FBL Financial Group, Inc. and
                                                                Universal Assurors Life Insurance Company
                                Al Christopherson, Director     Farmer; President, Minnesota Farm Bureau
                                                                Federation; Director, FBL Financial Group, Inc.,
                                                                Universal Assurors Life Insurance Company, Farm
                                                                Bureau Mutual Insurance Company and FBL Insurance
                                                                Brokerage, Inc.
                                Ernest A. Glienke, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc., Utah Farm
                                                                Bureau Insurance Company and FBL Financial
                                                                Services, Inc.
                                Philip A. Hemesath, Director    Farmer
                                Craig D. Hill, Director         Farmer; President, CAPA Hill, Inc.; Director, Farm
                                                                Bureau Mutual Insurance Company, FBL Insurance
                                                                Brokerage, Inc., Utah Farm Bureau Insurance
                                                                Company and FBL Financial Services, Inc.
                                Daniel L. Johnson, Director     Farmer; Farm Bureau Mutual Insurance Company, FBL
                                                                Insurance Brokerage, Inc. and FBL Financial
                                                                Services, Inc.
                                Richard G. Kjerstad, Director   Farmer; President and Director, South Dakota Farm
                                                                Bureau Federation and South Dakota Farm Bureau
                                                                Mutual Insurance Company; Director, FBL Financial
                                                                Group, Inc. and Universal Assurors Life Insurance
                                                                Company
                                Lindsey D. Larsen, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc., Utah Farm
                                                                Bureau Insurance Company and FBL Financial
                                                                Services, Inc.
                                David R. Machacek, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc., and FBL
                                                                Financial Services, Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
   Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
   Corporate positions may, in some instances, have changed during the period.

                                NAME AND POSITION               PRINCIPAL OCCUPATION
                                WITH THE COMPANY*               LAST FIVE YEARS**
                                ------------------------------  --------------------------------------------------
                                Donald O. Narigon, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc., and FBL
                                                                Financial Services, Inc.
                                Bryce P. Neidig, Director       Farmer; President, Nebraska Farm Bureau
                                                                Federation, Nebraska Farm Bureau Services, Inc.,
                                                                Farm Bureau Insurance Company of Nebraska,
                                                                Nebraska Farm Bureau Insurance Agency, Inc.;
                                                                Director, American Agriculture Insurance Company,
                                                                American Agriculture Insurance Agency, Inc.,
                                                                American Farm Bureau Service Company, American
                                                                Farm Bureau Federation, American Agricultural
                                                                Communications Systems, Inc., Western Agricultural
                                                                Insurance Co., Western Agricultural Management
                                                                Corp., FBL Financial Group, Inc., Blue Cross/Blue
                                                                Shield of Nebraska and Universal Assurors Life
                                                                Insurance Company
                                Charles E. Norris, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc. and FBL
                                                                Financial Services, Inc.
                                Keith R. Olsen, Director        Farmer
                                Bennett M. Osmonson, Director   Farmer
                                Howard D. Poulson, Director     Farmer; President, Wisconsin Farm Bureau
                                                                Federation, Rural Mutual Insurance Company and
                                                                Midwest Livestock Producers; Director, FBL
                                                                Financial Group, Inc. and Universal Assurors Life
                                                                Insurance Company
                                Sally A. Puttmann, Director     Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc. and FBL
                                                                Financial Services, Inc.
                                Beverly L. Schnepel, Director   Farmer; Director, Farm Bureau Mutual Insurance
                                                                Company, FBL Insurance Brokerage, Inc. and FBL
                                                                Financial Services, Inc.
                                F. Gary Steiner, Director       Farmer; Director, Wisconsin Farm Bureau Insurance
                                                                Company and Bank of Alma (Alma, WI)

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
   Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
   Corporate positions may, in some instances, have changed during the period.

                                NAME AND POSITION               PRINCIPAL OCCUPATION
                                WITH THE COMPANY*               LAST FIVE YEARS**
                                ------------------------------  --------------------------------------------------
                                Edward M. Wiederstein,          Farmer; Chairman and Director, FBL Financial
                                  President and Director        Group, Inc.; President and Director, Iowa Farm
                                                                Bureau Federation, FBL Insurance Brokerage, Inc.,
                                                                Farm Bureau Mutual Insurance Company, Utah Farm
                                                                Bureau Insurance Company, FBL Financial Services,
                                                                Inc., Universal Assurors Life Insurance Company
                                                                and Farm Bureau Agricultural Business Corporation;
                                                                Director, Multi-Pig Corporation, Western
                                                                Agricultural Insurance Company, Western Ag
                                                                Insurance Agency, Inc., Western Farm Bureau Life
                                                                Insurance Company and American Ag Insurance
                                                                Company
                                Craig A. Lang, Vice President   Farmer; Director, Growmark, Inc., Western Farm
                                  and Director                  Bureau Life Insurance Company, Utah Farm Bureau
                                                                Insurance Company, Vice President and Director,
                                                                Farm Bureau Mutual Insurance Company, FBL
                                                                Insurance Brokerage, Inc. and FBL Financial
                                                                Services, Inc., Vice President, Universal Assurors
                                                                Life Insurance Company
                                Richard D. Harris, Senior Vice  Senior Vice President and Secretary- Treasurer,
                                  President and                 Farm Bureau Mutual Insurance Company, FBL
                                  Secretary-Treasurer           Insurance Brokerage, Inc., Universal Assurors Life
                                                                Insurance Company, Utah Farm Bureau Insurance
                                                                Company, Western Farm Bureau Life Insurance
                                                                Company, FBL Financial Services, Inc. and FBL
                                                                Financial Group, Inc.; Senior Vice President and
                                                                Assistant Secretary-Treasurer, South Dakota Farm
                                                                Bureau Mutual Insurance Company
                                Stephen M. Morain, Senior Vice  Senior Vice President and General Counsel, FBL
                                  President, and General        Financial Group, Inc.
                                  Counsel
                                Thomas R. Gibson, Chief         Chief Executive Officer, FBL Financial Group, Inc.
                                  Executive Officer
                                William J. Oddy, Executive      Chief Operating Officer, FBL Financial Group, Inc.
                                  Vice President, and General
                                  Manager
                                Timothy J. Hoffman, Vice        Vice President, Chief Property/Casualty Officer,
                                  President                     FBL Financial Group, Inc.
                                James W. Noyce, Chief           Chief Financial Officer, FBL Financial Group, Inc.
                                  Financial Officer
                                Barbara J. Moore, Vice          Vice President-Property/Casualty Operations, FBL
                                  President                     Financial Group, Inc.

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
   Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
   Corporate positions may, in some instances, have changed during the period.

                                NAME AND POSITION               PRINCIPAL OCCUPATION
                                WITH THE COMPANY*               LAST FIVE YEARS**
                                ------------------------------  --------------------------------------------------
                                JoAnn W. Rumelhart, Vice        Vice President-Life Operations, FBL Financial
                                  President-Life Operations     Group, Inc.
                                John M. Paule, Vice President-  Vice President-Corporate Administration, FBL
                                  Corporate Administration      Financial Group, Inc.
                                Lynn E. Wilson, Vice            Vice President-Life Sales, FBL Financial Group,
                                  President-                    Inc.
                                  Life Sales
                                F. Walter Tomenga, Vice         Vice President-Corporate Affairs and Marketing
                                  President-Corporate Affairs   Services, FBL Financial Group, Inc.
                                  and Marketing Services
                                Robert L. Tatge, Vice           Vice President-Property/Casualty Operations, FBL
                                  President                     Financial Group, Inc.
                                Lou Ann Sandburg, Vice          Vice President-Investments and Assistant
                                  President-                    Treasurer, FBL Financial Group, Inc.
                                  Investments and Assistant
                                  Treasurer
                                Thomas E. Burlingame, Vice      Vice President-Associate General Counsel, FBL
                                  President-Associate General   Financial Group, Inc.
                                  Counsel
                                Kathryn Coleson Horner,         Accounting Vice President, FBL Financial Group,
                                  Accounting Vice President     Inc.
                                Dennis M. Marker, Investment    Investment Vice President, Administration, FBL
                                  Vice President,               Financial Group, Inc.
                                  Administration
                                Paul Grinvalds, Variable        Variable Operations Vice President, Appointed
                                  Operations Vice President     Actuary, FBL Financial Group, Inc.
                                James P. Brannen, Tax and       Tax and Investment Accounting Vice President, FBL
                                  Investment Accounting Vice    Financial Group, Inc.
                                  President
                                Ronald J. Palmer, Agency        Agency Services Vice President, FBL Financial
                                  Services Vice President       Group, Inc.
                                Christopher G. Daniels, Life    Life Product Development and Pricing Vice
                                  Product Development and       President, FBL Financial Group, Inc.
                                  Pricing Vice President
                                James M. Mincks, Human          Human Resources Vice President, FBL Financial
                                  Resources Vice President      Group, Inc.
                                Don Seibel, GAAP Accounting     GAAP Accounting Vice President, FBL Financial
                                  Vice President                Group, Inc.
                                Scott Shuck, Marketing          Marketing Services Vice President, FBL Financial
                                  Services Vice President       Group, Inc.
                                Jim Streck, Traditional         Traditional Operations Vice President, FBL
                                  Operations Vice President     Financial Group, Inc.
                                Blake D. Weber, Sales Services  Sales Services Vice President, FBL Financial
                                  Vice President                Group, Inc.
                                Kermit J. Larson, Agency Vice   Agency Vice President, Farm Bureau Life Insurance
                                  President                     Company
                                Larry W. Riley, Agency Vice     Agency Vice President, Farm Bureau Life Insurance
                                  President                     Company

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
   Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
   Corporate positions may, in some instances, have changed during the period.

                                NAME AND POSITION               PRINCIPAL OCCUPATION
                                WITH THE COMPANY*               LAST FIVE YEARS**
                                ------------------------------  --------------------------------------------------
                                John F. Mottet, Agency Vice     Agency Vice President, Farm Bureau Life Insurance
                                  President                     Company
                                Richard J. January, Senior      Senior Agency Vice President, Farm Bureau Life
                                  Agency Vice President         Insurance Company
                                Cyrus S. Winters, Senior        Senior Agency Vice President, Farm Bureau Life
                                  Agency Vice President         Insurance Company
                                Michael J. Tousley, Senior      Senior Agency Vice President, Farm Bureau Life
                                  Agency Vice President         Insurance Company
                                Ronnie G. Lee, Agency Vice      Agency Vice President, Farm Bureau Life Insurance
                                  President                     Company
                                Art Sieler, Agency Vice         Agency Vice President, Farm Bureau Life Insurance
                                  President                     Company

--------------
 * The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West
   Des Moines, Iowa 50266.
** The principal occupation shown reflects the principal employment of each individual during the past five years.
   Corporate positions may, in some instances, have changed during the period.

--------------------------------------------------------------------------------
LEGAL MATTERS          Sutherland, Asbill & Brennan LLP of Washington, D.C. has
                       provided advice on certain legal matters relating to
                       federal securities laws applicable to the issuance of the
                       flexible premium variable life insurance policy described
                       in this Prospectus. All matters of Iowa law pertaining to
                       the Policy, including the validity of the Policy and the
                       Company's right to issue the Policy under Iowa Insurance
                       Law, have been passed upon by Stephen M. Morain, Senior
                       Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------
LEGAL PROCEEDINGS      The Company, like other insurance companies, is involved
                       in lawsuits. Currently, there are no class action
                       lawsuits naming the Company as a defendant or involving
                       the Variable Account. In some lawsuits involving other
                       insurers, substantial damages have been sought and/or
                       material settlement payments have been made. Although the
                       outcome of any litigation cannot be predicted with
                       certainty, the Company believes that at the present time,
                       there are no pending or threatened lawsuits that are
                       reasonably likely to have a material adverse impact on
                       the Variable Account or the Company.
--------------------------------------------------------------------------------
EXPERTS                The financial statements of the Company at December 31,
                       1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       Actuarial matters included in this Prospectus have been
                       examined by Christopher G. Daniels, FSA, MSAA, Life
                       Product Development and Pricing Vice President, as stated
                       in the opinion filed as an exhibit to the registration
                       statement.
--------------------------------------------------------------------------------
YEAR 2000              Like other investment funds, financial and business
                       organizations and individuals around the world, the Variable Account could be adversely affected if the computer systems used by the Company and other service providers do not properly process and calculate date-related information and data from and after January
                       1, 2000. In 1997, the Company completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. The Company has and will utilize both internal and external resources to reprogram, or replace, and test the software for Year
                       2000 modifications. The company anticipates completing the Year 2000 project no later than December 31, 1998, and prior to any anticipated impact on its operating systems.

                       The date on which the Company believes it will complete
                       the Year 2000 modifications is based on management's best
                       estimates, which were derived utilizing numerous
                       assumptions of future events. The Company also recognizes
                       there are outside influences and dependencies relative to
                       its Year 2000 effort, over which it has little or no
                       control. However, the Company is putting effort into
                       ensuring these considerations will have minimal impact.
                       These would include the continued availability of certain
                       resources, third-party modification plans and many other
                       factors. However, there can be no guarantee that these
                       estimates will be achieved and actual results could
                       differ from those anticipated.
--------------------------------------------------------------------------------
OTHER INFORMATION      A registration statement has been filed with the
                       Securities and Exchange Commission under the Securities
                       Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------
                   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                       The consolidated balance sheets of the Company at December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997 appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The unaudited consolidated balance sheet of the Company at June 30, 1998, the related unaudited consolidated statement of changes in stockholder's equity for the six months then ended, and the related unaudited consolidated statements of income and cash flows for the six months ended June 30, 1998 and 1997 also appear herein.

                       It is anticipated that the Variable Account will commence operations in 1998; accordingly, no financial statements currently exist for the Variable Account.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Farm Bureau Life Insurance Company

We have audited the accompanying consolidated balance sheets of Farm Bureau Life Insurance Company as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farm Bureau Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
Des Moines, Iowa
February 16, 1998

                       FARM BUREAU LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      JUNE 30,         YEAR ENDED DECEMBER 31,
                                                    -------------   -----------------------------
                                                        1998            1997            1996
                                                    -------------   -------------   -------------
                                                     (UNAUDITED)
ASSETS
Investments:
  Fixed maturities:
    Held for investment, at amortized cost
      (market: 1998--$502,531;
      1997--$541,332; 1996--$574,338)               $     484,903   $     522,411   $     562,283
    Available for sale, at market (amortized cost:
      1998--$1,246,833;
      1997--$1,218,469; 1996--$1,096,179)               1,318,812       1,286,169       1,128,587
  Equity securities, at market (cost:
    1998--$48,420; 1997--$54,861; 1996--$69,915)           37,774          51,268          79,786
  Mortgage loans on real estate                           238,108         253,093         235,331
  Investment real estate, less allowances for
    depreciation of $3,343 in 1998, $2,507 in 1997
    and $1,741 in 1996                                     40,699          38,774          26,384
  Policy loans                                             90,193          90,052          88,940
  Other long-term investments                               6,450           9,989          22,157
  Short-term investments                                   57,661          23,853          62,025
                                                    -------------   -------------   -------------
Total investments                                       2,274,600       2,275,609       2,205,493

Cash and cash equivalents                                   2,119           1,678           1,802
Securities and indebtedness of related parties             65,156          63,394          39,244
Accrued investment income                                  24,455          25,340          24,298
Accounts and notes receivable                                 616             703           1,526
Amounts receivable from affiliates                          1,170           6,686           7,095
Reinsurance recoverable                                     3,662           3,934           5,552
Deferred policy acquisition costs                         166,938         157,096         145,614
Property and equipment, less allowances for
  depreciation of $4,015 in 1998, $18,330 in 1997
  and $17,313 in 1996                                       7,703          32,518          36,182
Current income taxes recoverable                            9,841          10,349              --
Goodwill, less accumulated amortization of $3,136
  in 1998, $2,792 in 1997 and $2,172 in 1996               10,296          10,640           9,726
Other assets                                                9,223           7,443           5,388
Assets held in separate accounts                          182,328         138,409          79,043
                                                    -------------   -------------   -------------
Total assets                                        $   2,758,107   $   2,733,799   $   2,560,963
                                                    -------------   -------------   -------------
                                                    -------------   -------------   -------------

                                                      JUNE 30,         YEAR ENDED DECEMBER 31,
                                                    -------------   -----------------------------
                                                        1998            1997            1996
                                                    -------------   -------------   -------------
                                                     (UNAUDITED)
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy liabilities and accruals:
    Future policy benefits:
      Interest sensitive products                   $   1,152,489   $   1,172,881   $   1,132,491
      Traditional life insurance and accident and
        health products                                   582,556         576,405         555,664
      Unearned revenue reserve                             24,122          23,341          22,182
    Other policy claims and benefits                        6,700           7,091           7,313
                                                    -------------   -------------   -------------
                                                        1,765,867       1,779,718       1,717,650
  Other policyholders' funds:
    Supplementary contracts without life
      contingencies                                       135,858         129,389         120,649
    Advance premiums and other deposits                    66,745          66,626          66,572
    Accrued dividends                                      10,733          12,107          12,796
                                                    -------------   -------------   -------------
                                                          213,336         208,122         200,017
  Long-term debt                                               74              77              81
  Amounts payable to affiliates                                20              --           1,700
  Current income taxes payable                                 --              --              56
  Deferred income taxes                                    45,686          45,123          43,810
  Other liabilities                                        41,780          29,639          27,602
  Liabilities related to separate accounts                182,328         138,409          79,043
                                                    -------------   -------------   -------------
Total liabilities                                       2,249,091       2,201,088       2,069,959

Commitments and contingencies

Stockholder's equity:
  Preferred stock, 7 1/2% cumulative, par value
    $50.00 per share-- authorized 6,000 shares                 --              --              --
  Common stock, par value $50.00 per
    share--authorized 994,000 shares, issued and
    outstanding 50,000 shares                               2,500           2,500           2,500
  Additional paid-in capital                               55,285          55,285          55,285
  Accumulated other comprehensive income--Net
    unrealized investment gains                            41,677          38,719          26,327
  Retained earnings                                       409,554         436,207         406,892
                                                    -------------   -------------   -------------
Total stockholder's equity                                509,016         532,711         491,004
                                                    -------------   -------------   -------------
Total liabilities and stockholder's equity          $   2,758,107   $   2,733,799   $   2,560,963
                                                    -------------   -------------   -------------
                                                    -------------   -------------   -------------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                            SIX MONTHS ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                                          -----------------------------   ---------------------------------------------
                                              1998            1997            1997            1996            1995
                                          -------------   -------------   -------------   -------------   -------------
                                                   (UNAUDITED)
Revenues:
  Interest sensitive product charges      $      20,464   $      17,876   $      37,802   $      33,755   $      33,343
  Traditional life insurance and
    accident and health premiums                 33,040          33,682          61,675          61,611          57,907
  Property-casualty premiums                         --              --              --              --          18,709
  Net investment income                          90,217          86,446         174,763         166,422         184,348
  Realized gains on investments                  (2,804)         21,689          38,639          54,454           5,902
  Realized gain on dividend of home
    office properties                             8,346              --              --              --              --
  Other income                                    1,436           2,088           4,968          11,887          28,011
                                          -------------   -------------   -------------   -------------   -------------
    Total revenues                              150,699         161,781         317,847         328,129         328,220
Benefits and expenses:
  Interest sensitive product benefits            48,154          21,536          95,052          90,720          88,147
  Traditional life insurance and
    accident and health benefits                 23,833          21,536          42,121          42,370          37,710
  Increase in traditional life and
    accident and health future policy
    benefits                                      6,213           8,215          15,107          13,679          15,310
  Distributions to participating
    policyholders                                11,436          12,182          22,784          23,725          23,838
  Property-casualty losses and loss
    adjustment expenses                              --              --              --              --          13,621
  Underwriting, acquisition and
    insurance expenses                           24,733          22,593          48,380          45,714          54,336
  Interest expense                                    4              43               9             425           1,007
  Other expenses                                    602             406           1,149           7,814          17,776
                                          -------------   -------------   -------------   -------------   -------------
    Total benefits and expenses                 114,975         113,452         224,602         224,447         251,745
                                          -------------   -------------   -------------   -------------   -------------
                                                 33,724          48,329          93,245         103,682          76,475
Income taxes                                     (9,481)        (16,175)        (31,579)        (34,156)        (27,291)
Minority interest in earnings of
  subsidiaries                                       --              --              --              --             (12)
Equity income (loss), net of related
  income taxes                                      554              87           1,908           4,138           1,488
                                          -------------   -------------   -------------   -------------   -------------
Net income                                $      26,797   $      32,241   $      63,574   $      73,664   $      50,660
                                          -------------   -------------   -------------   -------------   -------------
                                          -------------   -------------   -------------   -------------   -------------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                         NET
                                                                                     UNREALIZED
                                                                     ADDITIONAL      INVESTMENT                         TOTAL
                                                                       PAID-IN          GAINS         RETAINED      STOCKHOLDER'S
                                                    COMMON STOCK       CAPITAL        (LOSSES)        EARNINGS         EQUITY
                                                    -------------   -------------   -------------   -------------   -------------
Balance at January 1, 1995                          $      1,194    $     51,732    $    (10,768)   $     313,314   $    355,472
    Comprehensive income:
        Net income for 1995                                   --              --              --           50,660         50,660
        Change in net unrealized investment gains/
          losses                                              --              --          45,375               --         45,375
                                                                                                                    -------------
    Total comprehensive income                                                                                            96,035
    Issuance of 26,119.72 shares pursuant to stock
      dividend                                             1,306          (1,306)             --               --             --
    Dividend of Utah Farm Bureau Insurance Company
      to parent                                               --              --            (461)         (10,650)       (11,111)
                                                    -------------   -------------   -------------   -------------   -------------
Balance at December 31, 1995                               2,500          50,426          34,146          353,324        440,396
    Comprehensive income:
        Net income for 1996                                   --              --              --           73,664         73,664
        Change in net unrealized investment gains/
          losses                                              --              --          (7,819)              --         (7,819)
                                                                                                                    -------------
    Total comprehensive income                                                                                            65,845
    Adjustment resulting from capital transaction
      of equity investee                                      --           4,859              --               --          4,859
    Dividend of FBL Financial Services, Inc. to
      parent                                                  --              --              --          (15,096)       (15,096)
    Cash dividend paid to parent                              --              --              --           (5,000)        (5,000)
                                                    -------------   -------------   -------------   -------------   -------------
Balance at December 31, 1996                               2,500          55,285          26,327          406,892        491,004
    Comprehensive income:
        Net income for 1997                                   --              --              --           63,574         63,574
        Change in net unrealized investment gains/
          losses                                              --              --          12,392               --         12,392
                                                                                                                    -------------
    Total comprehensive income                                                                                            75,966
    Cash dividends paid to parent                             --              --              --          (33,000)       (33,000)
    Other                                                     --              --              --           (1,259)        (1,259)
                                                    -------------   -------------   -------------   -------------   -------------
Balance at December 31, 1997                               2,500          55,285          38,719          436,207        532,711
    Comprehensive income:
        Net income for six months ended June 30,
          1998                                                --              --              --           26,797         26,797
        Change in net unrealized investment gains/
          losses                                              --              --           2,958               --          2,958
                                                                                                                    -------------
    Total comprehensive income                                                                                            29,755
    Cash dividends paid to parent                             --              --              --           (7,800)        (7,800)
    Dividend of home office properties                        --              --              --          (45,650)       (45,650)
                                                    -------------   -------------   -------------   -------------   -------------
Balance at June 30, 1998                            $      2,500    $     55,285    $     41,677    $     409,554   $    509,016
                                                    -------------   -------------   -------------   -------------   -------------
                                                    -------------   -------------   -------------   -------------   -------------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                     SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                                    ---------------------------   ------------------------------------------
                                                        1998           1997           1997           1996           1995
                                                    ------------   ------------   ------------   ------------   ------------
                                                            (UNAUDITED)
OPERATING ACTIVITIES
  Net income                                        $     26,797   $     32,241   $     63,574   $     73,664   $     50,660
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Adjustments related to interest sensitive
     products:
      Interest credited to account balances               41,057         40,982         82,821         80,867         80,132
      Charges for mortality and administration           (20,420)       (18,650)       (38,134)       (35,050)       (34,083)
      Deferral of unearned revenues                        1,238          1,076          2,266          1,825          1,696
      Amortization of unearned revenue reserve              (419)          (302)          (779)          (530)          (956)
    Provision for depreciation and amortization           (1,968)         2,114          3,088          5,906         10,034
    Net gains and losses related to investments
     held by broker-dealer and investment company
     subsidiaries                                             --         (1,223)        (1,223)        (3,125)       (25,801)
    Realized gains on investments                          2,804        (21,689)       (38,639)       (54,454)        (5,902)
    Realized gain on dividend of home office
     properties                                           (8,346)            --             --             --             --
    Increase in traditional life, accident and
     health and property-casualty benefit accruals         6,151          8,371         15,198         13,646         16,144
    Policy acquisition costs deferred                    (12,997)       (11,587)       (22,334)       (18,561)       (18,995)
    Amortization of deferred policy acquisition
     costs                                                 3,654          3,228          7,760          7,271         10,181
    Provision for deferred income taxes                   (1,030)        (6,316)        (5,172)         6,310         15,026
    Other                                                  3,023           (940)       (12,545)         8,635        (19,895)
                                                    ------------   ------------   ------------   ------------   ------------
Net cash provided by operating activities                 39,544         27,305         55,881         86,404         78,241

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
  Fixed maturities--held for investment                   38,895         16,212         40,460         33,212         16,529
  Fixed maturities--available for sale                   149,018        133,373        250,842        222,093        208,189
  Equity securities                                       15,576         75,549        109,641        101,937         29,766
  Mortgage loans on real estate                           25,658         13,525         38,725         21,977         18,646
  Investment real estate                                      65             --              6          4,829            927
  Policy loans                                            11,155         10,937         21,002         20,092         19,701
  Other long-term investments                                 64          7,225             52         10,404         11,609
  Short-term investments--net                                 --         16,281         41,061             --         68,799
                                                    ------------   ------------   ------------   ------------   ------------
                                                         240,431        273,102        501,789        414,544        374,166

                       FARM BUREAU LIFE INSURANCE COMPANY

                             (DOLLARS IN THOUSANDS)

                                                     SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                                    ---------------------------   ------------------------------------------
                                                        1998           1997           1997           1996           1995
                                                    ------------   ------------   ------------   ------------   ------------
                                                            (UNAUDITED)
INVESTING ACTIVITIES (CONTINUED)
Acquisition of investments:
  Fixed maturities--held for investment             $         --   $         --   $         --   $    (38,472)  $   (120,885)
  Fixed maturities--available for sale                  (176,711)      (212,092)      (363,560)      (374,808)      (282,657)
  Equity securities                                         (945)       (28,700)       (45,520)       (28,824)       (30,380)
  Mortgage loans on real estate                          (10,689)       (23,074)       (56,571)       (40,601)       (17,110)
  Investment real estate                                  (2,624)          (345)       (10,142)        (4,988)        (8,034)
  Policy loans                                           (11,296)       (12,059)       (22,114)       (20,506)       (20,275)
  Other long-term investments                                 --             --         (1,936)          (535)       (13,632)
  Short-term investments--net                            (33,809)            --             --        (30,249)            --
                                                    ------------   ------------   ------------   ------------   ------------
                                                        (230,074)      (276,270)      (499,843)      (538,983)      (492,973)
Proceeds from disposal, repayments of advances and
  other distributions from equity investees                2,107          4,367         16,084         36,265         31,986
Investments in and advances to equity investees           (2,797)        (3,623)       (41,018)       (10,396)       (21,463)
Net cash paid for acquisitions                                --             --         (9,694)            --             --
Net purchases of property and equipment and other           (407)        (3,822)           (28)        (7,062)        (7,664)
                                                    ------------   ------------   ------------   ------------   ------------
Net cash used in investing activities                      3,260          6,246        (32,710)      (105,632)      (115,948)

FINANCING ACTIVITIES
Receipts from interest sensitive products credited
  to policyholder account balances                       112,682        118,753        220,437        181,148        169,207
Return of policyholder account balances on
  interest sensitive products                           (147,242)      (108,778)      (210,728)      (153,784)      (124,802)
Proceeds from short-term borrowings                           --             --             --             --              8
Repayments of short-term borrowings                           --             --             --             --         (6,396)
Repayments of long-term debt                                  (3)            (1)            (4)        (1,199)        (5,915)
Dividends paid                                            (7,800)       (29,700)       (33,000)        (5,135)          (248)
                                                    ------------   ------------   ------------   ------------   ------------
Net cash provided by (used in) financing
  activities                                             (42,363)       (19,726)       (23,295)        21,030         31,854
                                                    ------------   ------------   ------------   ------------   ------------
Increase (decrease) in cash and cash equivalents             441          1,333           (124)         1,802         (5,853)
Cash and cash equivalents at beginning of year             1,678          1,802          1,802             --          5,853
                                                    ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of year            $      2,119   $      3,135   $      1,678   $      1,802   $         --
                                                    ------------   ------------   ------------   ------------   ------------
                                                    ------------   ------------   ------------   ------------   ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                          $          4   $          4   $          8   $        415   $      1,086
  Income taxes                                             9,802         31,528         48,876         17,694         16,833

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Farm Bureau Life Insurance Company (the Company), a wholly-owned subsidiary of FBL Financial Group, Inc., operates predominantly in the life insurance industry. The Company currently markets its products, which consist primarily of individual life insurance policies and annuity contracts, to Farm Bureau members and other individuals and businesses in 15 midwestern and western states.

Prior to May 31, 1996, the Company owned 100% of the outstanding common stock of FBL Financial Services, Inc., a holding company which, through its subsidiaries, provided investment advisory, marketing and distribution, and leasing services. On May 31, 1996, the common stock of FBL Financial Services, Inc. was transferred to FBL Financial Group, Inc. in the form of a dividend. FBL Financial Services, Inc. had investments of $6.1 million, property and equipment of $26.1 million, other assets of $3.3 million, long-term debt of $11.3 million and other liabilities of $8.8 million on the date of the dividend.

Prior to December 31, 1995, the Company owned approximately 99% of the outstanding common stock of Utah Farm Bureau Insurance Company, a property-casualty insurance company providing individual and small business coverages. On December 31, 1995, the common stock of Utah Farm Bureau Insurance Company was transferred to FBL Financial Group, Inc. in the form of a dividend. Utah Farm Bureau Insurance Company had investments of $26.0 million, reinsurance recoverable of $26.7 million, other assets of $7.6 million, reserves on property-casualty policies of $30.0 million and other liabilities of $19.1 million on the date of the dividend.

CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries. All significant intercompany transactions have been eliminated.

INTERIM FINANCIAL INFORMATION

The consolidated financial statements as of June 30, 1998 and for the three-month periods ended June 30, 1998 and 1997 and related notes have not been audited. The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

Fixed maturity securities, comprised of bonds and redeemable preferred stocks, that the Company has the positive intent and ability to hold to maturity are designated as "held for investment". Held for investment securities are reported at cost adjusted for amortization of premiums and discounts. Changes in the market value of these securities, except for declines that are other than temporary, are not reflected in the Company's financial statements. Fixed maturity securities which may be sold are designated as "available for sale". Available for sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholder's equity, net of certain adjustments (see Note 2). Premiums and discounts are amortized/accrued using methods which result in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporates prepayment assumptions to estimate the securities' expected lives.

Equity securities, comprised of common and non-redeemable preferred stocks, are reported at market value. The change in unrealized appreciation and depreciation of equity securities is included directly in stockholder's equity, net of any related deferred income taxes.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

mortgage loan is reduced to its fair value, which may be based upon the present value of expected future cash flows from the loan (discounted at the loan's effective interest rate), or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, changes to which are recognized as realized gains or losses on investments. Interest income on impaired loans is recorded on a cash basis.

OTHER INVESTMENTS

Investment real estate is reported at cost less allowances for depreciation. Policy loans are reported at unpaid principal balance. Short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts.

Other long-term investments include certain nontraditional investments and securities held by a subsidiary engaged in the venture capital investment company industry. Nontraditional investments include a debt-related instrument and investment deposits which are reported at cost. In accordance with accounting practices for the investment company industry, marketable securities held by subsidiaries in this industry are valued at market value if readily marketable or at fair value, as determined by the Board of Directors of the subsidiary holding the security, if not readily marketable. The resulting difference between cost and market is included in the statements of income as net investment income. Realized gains and losses are also reported as a component of net investment income. The Company recorded transfers from its venture capital subsidiary, which was dissolved during 1997, at fair value on the date of transfer, re-establishing a new cost basis for the security.

Securities and indebtedness of related parties include investments in partnerships and corporations over which the Company may exercise significant influence. Such investments are accounted for using the equity method. Changes in the value of the Company's investment in equity investees attributable to capital transactions of the investee, such as a public offering of stock, are recorded directly to stockholder's equity. Securities and indebtedness of related parties also includes advances and loans to the partnerships and corporations which are principally reported at cost.

REALIZED GAINS AND LOSSES ON INVESTMENTS

The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows for securities or fair value for mortgage loans on real estate) and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments. Realized gains and losses on sales are determined on the basis of specific identification of investments. If the Company expects that an issuer of a security will modify its payment pattern from contractual terms but no writedown is required, future investment income is recognized at the rate implicit in the calculation of net realizable value under the expected payment pattern.

MARKET VALUES

Market values of fixed maturity securities are reported based on quoted market prices, where available. Market values of fixed maturity securities not actively traded in a liquid market are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U. S. Treasury bonds. Market values of redeemable preferred stock and equity securities are based on the latest quoted market prices, or for those not readily marketable, generally at values which are representative of the market values of comparable issues.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEFERRED POLICY ACQUISITION COSTS

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. For participating traditional life insurance and interest sensitive products (principally universal life insurance policies and annuity contracts), these costs are being amortized generally in proportion to expected gross profits (after dividends to policyholders, if applicable) from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits/margins (including the impact of investment gains and losses) to be realized from a group of products are revised. For nonparticipating traditional life and accident and health insurance products, these costs are amortized over the premium paying period

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits. The deferred policy acquisition costs for property-casualty insurance are amortized over the effective period of the related insurance policies; deferred policy acquisition costs for these policies are charged to expense when such costs are deemed not to be recoverable from the related unearned premiums and any related investment income.

PROPERTY AND EQUIPMENT

Property and equipment, comprised primarily of home office properties, furniture and equipment, are reported at cost less allowances for depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $2.3 million, $5.1 million and $9.3 million, respectively.

On March 30, 1998, the Company transferred its home office properties to its parent in the form of a dividend. The fair value of the properties, which served as the basis for the transaction, was $45.7 million and the book value was $24.7 million. The Company will lease a portion of the properties back from its parent under a sublease arrangement. Of the $21.0 million gain on the transaction, $8.3 million was recognized in the income statement and $12.7 million was deferred and will be amortized over the term of the operating lease.

GOODWILL

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is generally being amortized on a straight-line basis over a period of 20 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary. If facts and circumstances suggest that goodwill is impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the underlying business approximating fair value. The Company has not recorded any such writedowns during the years ended December 31, 1997, 1996 or 1995.

FUTURE POLICY BENEFITS

The liability for future policy benefits for participating traditional life insurance is based on net level premium reserves, including assumptions as to interest, mortality, and other assumptions underlying the guaranteed policy cash values. Reserve interest assumptions are level and range from 2.5% to 6.0%. The average rate of assumed investment yields used in estimating gross margins was 8.15% in 1997, 8.34% in 1996 and 8.14% in 1995. Accrued dividends for participating business are established for anticipated amounts earned to date for the period through the policy's next anniversary and are provided for as a separate liability. The declaration of future dividends for participating business is at the discretion of the Board of Directors. Participating life insurance business accounted for 42% of receipts from policyholders during the year ended December 31, 1997 and represented 19% of life insurance inforce at December 31, 1997.

The liabilities for future policy benefits for accident and health insurance are computed using a net level or two-year preliminary term method, including assumptions as to morbidity, mortality and interest and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Future policy benefit reserves for interest sensitive products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Interest crediting rates for interest sensitive products ranged from 5.25% to 6.90% in 1997, 5.75% to 7.50% in 1996 and 5.50% to 7.50% in 1995.

The unearned revenue reserve reflects the unamortized balance of the excess of first year administration charges over renewal period administration charges (policy initiation fees) on interest sensitive products. These excess charges have been deferred and are being recognized in income over the period benefited using the same assumptions and factors used to amortize deferred policy acquisition costs.

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESERVES AND UNEARNED PREMIUMS ON PROPERTY-CASUALTY POLICIES

Unpaid property-casualty losses and loss adjustment expenses represent the estimated liability for reported claims plus those incurred but not yet reported and the related estimated adjustment expenses. The reserve for unpaid claims and related adjustment expenses was determined using case-basis evaluations and statistical analyses and represented estimates of the ultimate cost of all unpaid losses incurred through December 31 of each year. Salvage and subrogation recoverables were offset against reserves on property-casualty policies and were estimated using statistical analysis.

Property-casualty insurance unearned premiums were calculated on a pro rata basis.

GUARANTEE FUND ASSESSMENTS

From time to time assessments are levied on the Company by guaranty associations in most states in which the Company is licensed. These assessments are to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. During 1997, the Company adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments", which requires the accrual of such assessments. Prior to 1997, the Company recognized its obligation for guarantee fund assessments when such assessments were received and an asset was recorded for future premium tax offsets on assessments paid. The impact of adopting SOP 97-3 was not separately reported as a change in accounting principle because the impact of adoption was not material to the Company.

At December 31, 1997, the Company had an undiscounted reserve of $1.8 million to cover estimated future assessments on known insolvencies and had an asset totaling $2.3 million representing estimated premium tax offsets on paid and future assessments. Expenses incurred for guaranty fund assessments, net of related premium tax offsets, totaled $1.1 million (including $0.9 million related to the adoption of SOP 97-3) during the year ended December 31, 1997, and $0.1 million during each of the years ended December 31, 1996 and 1995. It is estimated future guarantee fund assessments on known insolvencies will be paid during the three year period ended December 31, 2000 and substantially all the related future premium tax offsets will be realized during the six year period ended December 31, 2003. The Company believes the reserve for guarantee fund assessments is sufficient to provide for future assessments based upon known insolvencies and projected premium levels.

DEFERRED INCOME TAXES

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the underlying investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Revenues for interest sensitive products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees and surrender charges assessed against policyholder account balances. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Traditional life insurance premiums are recognized as revenues over the premium-paying period. Future policy benefits and policy acquisition costs are recognized as expenses over the life of the policy by means of the provision for future policy benefits and amortization of deferred policy acquisition costs.

Property-casualty insurance premiums were recognized using a daily or monthly pro rata method over the terms of the policies.

All insurance-related revenues, benefits, losses and expenses are reported net of reinsurance ceded.

                       FARM BUREAU LIFE INSURANCE COMPANY

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE

The Company uses reinsurance to manage certain risks associated with its insurance operations. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential risks arising from large losses and provide additional capacity for growth.

The Company's life insurance operations cede reinsurance to various reinsurers. The cost of reinsurance is generally amortized over the contract periods of the reinsurance agreements.

The Company's property-casualty operations assumed and ceded reinsurance, principally as a participant in a reinsurance pooling agreement with two affiliates. The Company's contracts were prospective and the cost of insurance was amortized over the contract periods in proportion to the amount of insurance protection provided.

OTHER INCOME AND OTHER EXPENSES

Other income and other expenses include revenue and expenses generated by the Company's various non-insurance subsidiaries for investment advisory, marketing and distribution, and leasing services. A portion of these activities are performed on behalf of affiliates of the Company. In addition, certain revenue generated by the insurance companies have been classified as other income. During the years ended December 31, 1997, 1996 and 1995, revenues of the insurance companies included as other income aggregated $3.7 million, $2.7 million and $8.4 million, respectively.

RECLASSIFICATIONS

Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Statement No. 130, "Reporting Comprehensive Income". Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholder's equity. Statement No. 130 requires unrealized gains and losses on the Company's available-for-sale securities to be included in other comprehensive income.

Comprehensive income for the periods presented is as follows (dollars in millions):

Three months ended June 30, 1998..................  $      7.9
Three months ended June 30, 1997..................        27.7
Six months ended June 30, 1998....................        29.8
Six months ended June 30, 1997....................        32.1
Year ended December 31, 1997......................        76.0
Year ended December 31, 1996......................        65.8
Year ended December 31, 1995......................        96.0

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS

FIXED MATURITIES AND EQUITY SECURITIES

The following tables contain amortized cost and market value information on fixed maturities and equity securities at December 31, 1997 and 1996:

                                                                      HELD FOR INVESTMENT
                                                    --------------------------------------------------------
                                                                       GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED     ESTIMATED
                                                    AMORTIZED COST     GAINS       LOSSES      MARKET VALUE
                                                    --------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997
Bonds:
  Corporate securities                              $        5,008   $     814   $        (8) $        5,814
  Mortgage-backed securities                               517,403      19,575        (1,460)        535,518
                                                    --------------------------------------------------------
Total fixed maturities                              $      522,411   $  20,389   $    (1,468) $      541,332
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------


                                                                       AVAILABLE FOR SALE
                                                    --------------------------------------------------------
                                                                       GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED     ESTIMATED
                                                    AMORTIZED COST     GAINS       LOSSES      MARKET VALUE
                                                    --------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997
Bonds:
  United States Government and agencies             $       14,406   $      18   $       (19) $       14,405
  State, municipal and other governments                    37,986       1,012          (126)         38,872
  Public utilities                                          80,071       4,637          (390)         84,318
  Corporate securities                                     688,362      55,095        (6,089)        737,368
  Mortgage and asset-backed securities                     372,482      13,418        (1,283)        384,617
Redeemable preferred stock                                  25,162       1,533          (106)         26,589
                                                    --------------------------------------------------------
Total fixed maturities                              $    1,218,469   $  75,713   $    (8,013) $    1,286,169
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------
Equity securities                                   $       54,861   $   3,635   $    (7,228) $       51,268
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------

                                                                       HELD FOR INVESTMENT
                                                      ------------------------------------------------------
                                                                        GROSS        GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
                                                          COST          GAINS       LOSSES     MARKET VALUE
                                                      ------------------------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
DECEMBER 31, 1996
Bonds:
  Corporate securities                                $       5,009   $     649    $      (9)   $     5,649
  Mortgage-backed securities                                557,274      16,577       (5,162)       568,689
                                                      ------------------------------------------------------
Total fixed maturities                                $     562,283   $  17,226    $  (5,171)   $   574,338
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------

                       FARM BUREAU LIFE INSURANCE COMPANY

2.  INVESTMENT OPERATIONS (CONTINUED)

                                                                        AVAILABLE FOR SALE
                                                      ------------------------------------------------------
                                                                        GROSS        GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
                                                          COST          GAINS       LOSSES     MARKET VALUE
                                                      ------------------------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
DECEMBER 31, 1996
Bonds:
  United States Government and agencies               $      44,440   $     237    $    (281)   $    44,396
  State, municipal and other governments                     11,530         383          (53)        11,860
  Public utilities                                          119,619       4,995         (836)       123,778
  Corporate securities                                      611,021      32,078       (9,989)       633,110
  Mortgage and asset-backed securities                      278,308       7,391       (2,793)       282,906
Redeemable preferred stock                                   31,261       1,369          (93)        32,537
                                                      ------------------------------------------------------
Total fixed maturities                                $   1,096,179   $  46,453    $ (14,045)   $ 1,128,587
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------
Equity securities                                     $      69,915   $  28,671    $ (18,800)   $    79,786
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------

                       FARM BUREAU LIFE INSURANCE COMPANY

2.  INVESTMENT OPERATIONS (CONTINUED)

Amortized cost of securities held by a subsidiary engaged in the investment company industry was $8.7 million at December 31, 1996. Gross unrealized appreciation and depreciation on these securities totaled $5.4 million and $0.3 million, respectively. Short-term investments have been excluded from the above schedules as amortized cost approximates market value for these securities.

The carrying value and estimated market value of the Company's portfolio of fixed maturity securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      HELD FOR INVESTMENT            AVAILABLE FOR SALE
                                                   --------------------------  ------------------------------
                                                                  ESTIMATED                      ESTIMATED
                                                    AMORTIZED       MARKET       AMORTIZED         MARKET
                                                       COST         VALUE           COST           VALUE
                                                   ----------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Due in one year or less                            $         --  $         --  $       19,224  $       19,274
Due after one year through five years                        --            --         133,569         139,424
Due after five years through ten years                    5,008         5,814         207,167         222,249
Due after ten years                                          --            --         460,865         494,016
                                                   ----------------------------------------------------------
                                                          5,008         5,814         820,825         874,963
Mortgage and asset-backed securities                    517,403       535,518         372,482         384,617
Redeemable preferred stocks                                  --            --          25,162          26,589
                                                   ----------------------------------------------------------
                                                   $    522,411  $    541,332  $    1,218,469  $    1,286,169
                                                   ----------------------------------------------------------
                                                   ----------------------------------------------------------

The unrealized appreciation or depreciation on fixed maturity and equity securities available for sale is reported as a separate component of stockholder's equity, reduced by adjustments to deferred policy acquisition costs, value of insurance in force acquired and unearned revenue reserve that would have been required as a charge or credit to income had such amounts been realized, and a provision for deferred income taxes. Net unrealized investment gains as reported were comprised of the following:

                                                                                          DECEMBER 31,
                                                                                     -----------------------
                                                                                        1997         1996
                                                                                     -----------------------
                                                                                     (DOLLARS IN THOUSANDS)
Unrealized appreciation on fixed maturity and equity securities available for sale   $    64,107  $   42,279
Adjustments for assumed changes in amortization pattern of:
  Deferred policy acquisition costs                                                       (5,251)     (2,159)
  Unearned revenue reserve                                                                   711         383
Provision for deferred income taxes                                                      (20,848)    (14,176)
                                                                                     -----------------------
Net unrealized investment gains                                                      $    38,719  $   26,327
                                                                                     -----------------------
                                                                                     -----------------------

MORTGAGE LOANS ON REAL ESTATE

The Company's mortgage loan portfolio consists principally of commercial mortgage loans. The Company's lending policies require that the loans be collateralized by the value of the related property, establish limits on the amount that can be loaned to one borrower and require diversification by geographic location and collateral type. Regions in which at least 20% of the Company's mortgage loan portfolio is invested during the years presented include; Pacific (26% in 1997 and 28% in 1996), which includes California, Oregon and Washington; West South Central (22% in 1997 and 12% in 1996), which includes Oklahoma and Texas; and Mountain (15% in 1997 and 20% in 1996), which includes Arizona, Colorado, Idaho, New Mexico, Utah and Wyoming. Mortgage loans on real estate have also been analyzed during the years presented by collateral types with office buildings (44% in 1997 and 46% in 1996) and retail facilities (36% in 1997 and 34% in 1996), representing the largest holdings.

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

The Company has also provided an allowance for possible losses against its mortgage loan portfolio. An analysis of this allowance for loan losses is as follows:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1997       1996       1995
                                                                                             -------------------------------
                                                                                                 (DOLLARS IN THOUSANDS)
Balance at beginning of year                                                                 $     600  $     600  $     600
Realized losses                                                                                     --      2,527         --
Uncollectible amounts written off, net of recoveries                                               (77)    (2,527)        --
                                                                                             -------------------------------
Balance at end of year                                                                       $     523  $     600  $     600
                                                                                             -------------------------------
                                                                                             -------------------------------

Impaired loans (those loans in which the Company does not believe it will collect all amounts due according to the contractual terms of the respective loan agreements) totaled $3.1 million at December 31, 1996. There were no impaired loans at December 31, 1997. No valuation allowance was established on the impaired loans at December 31, 1996.

NET INVESTMENT INCOME

Components of net investment income are as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------------
                                                                                     1997         1996         1995
                                                                                 --------------------------------------
                                                                                         (DOLLARS IN THOUSANDS)
Fixed maturities:
  Held for investment                                                            $     43,648  $    45,744  $    42,016
  Available for sale                                                                   97,044       85,722       83,490
Equity securities                                                                       1,259        1,345        1,098
Mortgage loans on real estate                                                          21,027       20,297       19,544
Investment real estate                                                                  4,457        4,495        4,191
Policy loans                                                                            5,692        5,653        5,567
Other long-term investments                                                             2,921        3,698       26,249
Short-term investments                                                                  3,691        3,166        2,671
Other                                                                                   4,105        3,485        5,581
                                                                                 --------------------------------------
                                                                                      183,844      173,605      190,407
Less investment expenses                                                               (9,081)      (7,183)      (6,059)
                                                                                 --------------------------------------
Net investment income                                                            $    174,763  $   166,422  $   184,348
                                                                                 --------------------------------------
                                                                                 --------------------------------------

Investment income from other long-term investments, which includes investments held by subsidiaries engaged in the broker-dealer and investment company industries, is comprised of:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      --------------------------------
                                                                                         1997       1996       1995
                                                                                      --------------------------------
                                                                                           (DOLLARS IN THOUSANDS)
Dividends, interest and other income                                                  $    1,698  $     613  $     519
Net realized gain (loss) from investment transactions                                      6,288     (1,811)    25,810
Change in unrealized appreciation/depreciation of investments                             (5,065)     4,896        (80)
                                                                                      --------------------------------
                                                                                      $    2,921  $   3,698  $  26,249
                                                                                      --------------------------------
                                                                                      --------------------------------

During the year ended December 31, 1997, 13 securities with a total fair value of $15.0 million were transferred to the Company from its venture capital subsidiary, upon its dissolution. During the year ended December 31, 1995, two securities with a total fair value of $27.6 million were transferred out of the subsidiary. Realized gains (recognized in net investment income) of $6.3 million and $24.6 million were recognized on the 1997 and 1995 transfers, respectively, although neither transfer had an impact on net income (as unrealized appreciation had been reported prior to the transfer).

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

REALIZED AND UNREALIZED GAINS AND LOSSES

Realized gains (losses) and the change in unrealized appreciation/depreciation on investments, excluding amounts attributed to investments held by subsidiaries engaged in the broker-dealer and investment company industries discussed above, are summarized below:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------------
                                                                                     1997         1996        1995
                                                                                  ------------------------------------
                                                                                         (DOLLARS IN THOUSANDS)
REALIZED
Fixed maturities--available for sale                                              $     4,300  $    2,199  $     5,526
Equity securities                                                                      35,120      56,522         (763)
Mortgage loans on real estate                                                              --      (2,527)          --
Investment real estate                                                                      6         619          123
Other long-term investments                                                              (300)       (154)        (158)
Securities and indebtedness of related parties                                           (487)     (1,438)       1,182
Notes receivable and other                                                                 --        (767)          (8)
                                                                                  ------------------------------------
Realized gains on investments                                                     $    38,639  $   54,454  $     5,902
                                                                                  ------------------------------------
                                                                                  ------------------------------------
UNREALIZED
Fixed maturities:
  Held for investment                                                             $     6,866  $  (12,225) $    50,905
  Available for sale                                                                   35,292     (25,675)      75,590
Equity securities                                                                     (13,464)      4,429        9,209
                                                                                  ------------------------------------
Change in unrealized appreciation/depreciation of investments                     $    28,694  $  (33,471) $   135,704
                                                                                  ------------------------------------
                                                                                  ------------------------------------

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 1997, 1996, and 1995 is as follows:

                                                                                      GROSS      GROSS
                                                                       AMORTIZED    REALIZED    REALIZED
                                                                          COST        GAINS      LOSSES      PROCEEDS
                                                                      -------------------------------------------------
                                                                                   (DOLLARS IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1997
  Scheduled principal repayments and calls:
    Available for sale                                                $    154,939  $      --  $       --  $    154,939
    Held for investment                                                     40,460         --          --        40,460
  Sales--available for sale                                                 91,603      6,313      (2,013)       95,903
                                                                      -------------------------------------------------
      Total                                                           $    287,002  $   6,313  $   (2,013) $    291,302
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
  Scheduled principal repayments and calls:
    Available for sale                                                $    148,299  $      --  $       --  $    148,299
    Held for investment                                                     33,212         --          --        33,212
  Sales--available for sale                                                 71,095      5,197      (2,498)       73,794
                                                                      -------------------------------------------------
      Total                                                           $    252,606  $   5,197  $   (2,498) $    255,305
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
  Scheduled principal repayments and calls:
    Available for sale                                                $     74,710  $      --  $       --  $     74,710
    Held for investment                                                     16,529         --          --        16,529
  Sales--available for sale                                                127,738      7,186      (1,445)      133,479
                                                                      -------------------------------------------------
      Total                                                           $    218,977  $   7,186  $   (1,445) $    224,718
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------

Realized losses totaling $0.5 million and $0.2 million were incurred during the years ended December 31, 1996 and 1995, respectively, as a result of writedowns for other than temporary impairment of fixed maturity securities. No such writedowns were recorded during the year ended December 31, 1997.

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

OTHER

In December 1997, the Company acquired a 35% interest (with 20% voting control) in an unaffiliated life insurance company for $25.0 million. The excess (approximately $5.1 million) of the carrying amount of the investment, which is classified as securities and indebtedness of related parties on the consolidated balance sheet, over the amount of underlying equity in net assets is attributable to goodwill and is being amortized over a 20 year period. The investment is being accounted for using the equity method. The insurance company underwrites and markets life insurance and annuity products throughout the United States.

Also in December 1997, the Company acquired all of the common stock of EquiTrust Life Insurance Company for $9.7 million. EquiTrust Life Insurance Company is a shell life insurance company licensed in 38 states. Goodwill totaling $1.5 million was recorded in connection with the acquisition and is being amortized over 20 years.

In February 1996, an equity investee of the Company completed an initial public offering which resulted in an increase of $4.9 million, net of $2.6 million in taxes, in the Company's share of the investee's stockholders' equity. This increase was credited directly to additional paid-in capital. Subsequent to the public offering, the Company reclassified the investment to equity securities. The Company has sold the majority of its holdings in this investment and realized gains of $24.3 million during the year ended December 31, 1997 and $50.4 million during the year ended December 31, 1996.

At December 31, 1997, affidavits of deposits covering investments with a carrying value totaling $2,081.4 million were on deposit with state agencies to meet regulatory requirements.

At December 31, 1997, the Company had committed to provide additional funding for mortgage loans on real estate aggregating $6.5 million. These commitments arose in the normal course of business at terms which are comparable to similar investments.

The carrying value of investments which have been non-income producing for the twelve months preceding December 31, 1997, include fixed maturities of $3.2 million and other long-term investments of $1.6 million.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded ten percent of stockholder's equity at December 31, 1997.

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

FIXED MATURITY SECURITIES: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U. S. Treasury bonds.

EQUITY SECURITIES: The fair values for equity securities are based on quoted market prices, where available. For equity securities that are not actively traded, estimated fair values are based on values of comparable issues.

MORTGAGE LOANS ON REAL ESTATE AND POLICY LOANS: Fair values are estimated by discounting expected cash flows using interest rates currently being offered for similar loans.

                       FARM BUREAU LIFE INSURANCE COMPANY

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

OTHER LONG-TERM INVESTMENTS: The fair values for nontraditional debt instruments and investment deposits are estimated by discounting expected cash flows using interest rates currently being offered for similar investments. The fair values for investments held by a subsidiary in the investment company industry are based on quoted market prices, where available. For holdings that are not actively traded, fair values are determined in good faith by the Board of Directors of the subsidiary holding the security.

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the consolidated balance sheet for these instruments approximate their fair values.

SECURITIES AND INDEBTEDNESS OF RELATED PARTIES: Fair values for loans and advances are estimated by discounting expected cash flows using interest rates currently being offered for similar investments. As allowed by Statement No. 107, fair values are not assigned to investments accounted for using the equity method.

ASSETS AND LIABILITIES OF SEPARATE ACCOUNTS: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheet.

FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' FUNDS: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities, deposit administration funds and supplementary contracts) are stated at cash surrender value, the cost the Company would incur to extinguish the liability. The Company is not required to estimate the fair value of its liabilities under other contracts.

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement No. 107:

                                                                        DECEMBER 31,
                                                      ------------------------------------------------
                                                                1997                     1996
                                                      ------------------------  ----------------------
                                                       CARRYING       FAIR       CARRYING
                                                         VALUE        VALUE       VALUE     FAIR VALUE
                                                      ------------------------------------------------
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
Fixed maturities:
  Held for investment                                 $   522,411  $   541,332  $  562,283  $  574,338
  Available for sale                                    1,286,169    1,286,169   1,128,587   1,128,587
Equity securities                                          51,268       51,268      79,786      79,786
Mortgage loans on real estate                             253,093      265,059     235,331     245,125
Policy loans                                               90,052       97,712      88,940      88,940
Other long-term investments                                 9,989        9,587      22,157      21,671
Cash and short-term investments                            25,531       25,531      63,827      63,827
Securities and indebtedness of related parties              5,451        5,829      11,658      12,292
Assets held in separate accounts                          138,409      138,409      79,043      79,043

LIABILITIES
Future policy benefits                                $   782,933  $   767,030  $  744,369  $  730,272
Other policyholders' funds                                195,330      195,330     186,535     186,535
Liabilities related to separate accounts                  138,409      138,409      79,043      79,043

4. REINSURANCE AND POLICY PROVISIONS

LIFE INSURANCE OPERATIONS

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers. Reinsurance coverages for life insurance vary according to the age and risk classification of the insured with retention limits ranging up to $0.5 million of coverage per individual life. The Company does not use financial or surplus relief reinsurance. Life insurance in force ceded totaled $663.4 million (5.1% of total life insurance in force) at December 31, 1997 and $594.9 million (4.9% of total life insurance in force) at December 31, 1996.

                       FARM BUREAU LIFE INSURANCE COMPANY

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)

Reinsurance contracts do not relieve the Company of its obligations to its policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company's life insurance subsidiaries would be liable for these obligations, and payment of these obligations could result in losses to the Company. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

No allowance for uncollectible amounts has been established against the Company's asset for reinsurance recoverable since none of the receivables are deemed to be uncollectible. Insurance premiums and product charges have been reduced by $3.7 million, $3.4 million and $3.3 million and insurance benefits have been reduced by $2.9 million, $4.0 million and $1.7 million during the years ended December 31, 1997, 1996 and 1995, respectively, as a result of cession agreements. The amount of reinsurance assumed is not significant.

Unpaid claims on accident and health policies (entirely disability income products) include amounts for losses and related adjustment expense and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors. The activity in the liability for unpaid claims and related adjustment expense, net of reinsurance, is summarized as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                       1997       1996       1995
                                                    --------------------------------
                                                         (DOLLARS IN THOUSANDS)
Unpaid claims liability, net of related
  reinsurance, at beginning of year                 $   13,812  $  13,899  $  10,494
Add:
  Provision for claims occurring in the current
   year                                                  5,829      4,737      5,011
  Increase (decrease) in estimated expense for
   claims occurring in the prior years                   2,236       (371)     2,357
                                                    --------------------------------
Incurred claim expense during the current year           8,065      4,366      7,368
Deduct expense payments for claims occurring
  during:
  Current year                                           1,692      1,681      2,109
  Prior years                                            2,564      2,772      1,854
                                                    --------------------------------
                                                         4,256      4,453      3,963
                                                    --------------------------------
Unpaid claims liability, net of related
  reinsurance, at end of year                           17,621     13,812     13,899
Active life reserve                                     15,832     15,376     14,614
                                                    --------------------------------
Net accident and health reserves                        33,453     29,188     28,513
Reinsurance ceded                                        1,721      1,483        934
                                                    --------------------------------
Gross accident and health reserves                  $   35,174  $  30,671  $  29,447
                                                    --------------------------------
                                                    --------------------------------

Reserves for unpaid claims are developed using industry mortality and morbidity data. One year development on prior year reserves represents Company experience being more or less favorable than that of the industry. Over time, the Company expects its experience with respect to disability income business to be comparable to that of the industry. A certain level of volatility in development is inherent in these reserves since the underlying block of business is relatively small.

PROPERTY-CASUALTY OPERATIONS

Utah Insurance is a participant with Farm Bureau Mutual Insurance Company and South Dakota Farm Bureau Mutual Insurance Company, another affiliate, in a reinsurance pooling agreement (the Farm Bureau Mutual pool). Under the terms of the agreement, Utah Insurance and South Dakota Farm Bureau Mutual Insurance Company cede to Farm Bureau Mutual Insurance Company all of their insurance business and assume back from Farm Bureau Mutual Insurance Company an amount equal to their participation in the pooling agreement. Also, losses, loss adjustment expenses, and other underwriting and administrative expenses are prorated among the companies on the basis of their participation in the pooling agreement. For the year ended December 31, 1995, Utah Insurance's participation in the reinsurance pool was 8%.

                       FARM BUREAU LIFE INSURANCE COMPANY

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)

Property-casualty premiums earned and losses and loss adjustment expenses incurred, reflect the following reinsurance amounts during the year ended December 31, 1995 (dollars in thousands):

PREMIUMS EARNED
Direct premiums written                             $  26,244
Assumed from non-affiliates                                 5
Ceded to non-affiliates                                  (615)
Assumed from Farm Bureau Mutual pool                   18,851
Ceded to Farm Bureau Mutual pool                      (25,634)
                                                    ---------
Net premiums written                                   18,851
Increase in reserve for unearned premiums, net of
  reinsurance                                            (150)
Increase in accrued retrospective premiums                  8
                                                    ---------
Total premiums earned                               $  18,709
                                                    ---------
                                                    ---------
LOSSES AND LOSS ADJUSTMENT EXPENSES INCURRED
Direct losses and loss adjustment expenses paid     $  18,532
Net ceded to non-affiliates                                91
Assumed from Farm Bureau Mutual pool                   13,030
Ceded to Farm Bureau Mutual pool                      (18,623)
                                                    ---------
Net losses and loss adjustment expenses paid           13,030
Increase in losses and loss adjustment expense
  reserves, net of reinsurance                            591
                                                    ---------
Total losses and loss adjustment expenses incurred  $  13,621
                                                    ---------
                                                    ---------

The difference between premiums on a written and on an earned basis is not significant.

The activity in the reserves on property-casualty policies, net of reinsurance and salvage and subrogation recoverables, is summarized as follows during the year ended December 31, 1995 (dollars in thousands):

Reserves on property-casualty policies (gross),
  beginning of year                                 $  28,828
Less reinsurance recoverable on unpaid losses and
  loss adjustment expenses, beginning of year         (16,646)
                                                    ---------
Reserve for losses and loss adjustment expenses,
  net of related reinsurance, beginning of year        12,182
Add:
  Provision for losses and loss adjustment
   expenses for claims occurring in the current
   year                                                14,529
  Decrease in estimated losses and loss adjustment
   expenses for claims occurring in the prior
   years                                                 (908)
                                                    ---------
Incurred losses and loss adjustment expenses
  during the current year                              13,621
Deduct loss and loss adjustment expense payments
  for claims occurring during:
  Current year                                         (7,678)
  Prior years                                          (5,351)
                                                    ---------
                                                      (13,029)
                                                    ---------
Reserve for losses and loss adjustment expenses,
  net of related reinsurance, end of year              12,774
Reinsurance recoverables on unpaid losses and loss
  adjustment expenses, end of year                     17,210
Transfer to parent as part of dividend of Utah
  Farm Bureau Insurance Company                       (29,984)
                                                    ---------
Reserves on property-casualty policies (gross),
  end of year                                       $      --
                                                    ---------
                                                    ---------

5. INCOME TAXES

The Company files a consolidated federal income tax return with FBL Financial Group, Inc. and a majority of its subsidiaries. FBL Financial Group, Inc. and its direct and indirect subsidiaries included in the consolidated federal income tax return each report current income tax expense as allocated under a consolidated tax allocation agreement.

                       FARM BUREAU LIFE INSURANCE COMPANY

5.  INCOME TAXES (CONTINUED)

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The companies file separate state income tax returns.

Deferred income taxes have been established based upon the temporary differences between the financial statement and income tax bases of assets and liabilities within each entity. The reversal of the temporary differences will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

Income tax expenses (credits) are included in the consolidated financial statements as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                       1997       1996       1995
                                                    --------------------------------
                                                         (DOLLARS IN THOUSANDS)
Taxes provided in consolidated statements of
  income on:
  Income before minority interest in earnings of
    subsidiaries and equity income:
    Current                                         $   36,828  $  28,400  $  13,278
    Deferred                                            (5,249)     5,756     14,013
                                                    --------------------------------
                                                        31,579     34,156     27,291
  Equity income:
    Current                                                951      1,674       (212)
    Deferred                                                77        554      1,013
                                                    --------------------------------
                                                         1,028      2,228        801
Taxes provided in consolidated statement of
  changes in stockholder's equity:
  Change in net unrealized investment
    gains/losses--deferred                               6,672     (4,211)    24,435
  Adjustment resulting from capital transaction of
    equity investee-- deferred                              --      2,617         --
                                                    --------------------------------
                                                         6,672     (1,594)    24,435
                                                    --------------------------------
                                                    $   39,279  $  34,790  $  52,527
                                                    --------------------------------
                                                    --------------------------------

The effective tax rate on income before income taxes, minority interest in earnings of subsidiaries and equity income is different from the prevailing federal income tax rate as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1997        1996        1995
                                                    ----------------------------------
                                                          (DOLLARS IN THOUSANDS)
Income before income taxes, minority interest in
  earnings of subsidiaries and equity income        $   93,245  $   103,682  $  76,475
                                                    ----------------------------------
                                                    ----------------------------------
Income tax at federal statutory rate (35%)          $   32,636  $    36,289  $  26,766
Tax effect (decrease) of:
  Tax-exempt interest income                              (323)        (383)      (574)
  Tax-exempt dividend income                            (1,148)      (1,246)      (798)
  State income taxes                                        39          242      1,337
  Other items                                              375         (746)       560
                                                    ----------------------------------
Income tax expense                                  $   31,579  $    34,156  $  27,291
                                                    ----------------------------------
                                                    ----------------------------------

The Internal Revenue Service (IRS) has examined the federal income tax returns of FBL Financial Group, Inc. for the tax years through 1994 and FBL Financial Group, Inc. has reached a tentative settlement with the IRS's Appeals Division for tax years 1988 through 1994. The settlement is subject to approval of the Joint Committee on Taxation. Management believes that any settlement will not have a material impact on the Company's financial statements.

                       FARM BUREAU LIFE INSURANCE COMPANY

5.  INCOME TAXES (CONTINUED)

The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996, is as follows:

                                                         DECEMBER 31,
                                                    -----------------------
                                                       1997         1996
                                                    -----------------------
                                                    (DOLLARS IN THOUSANDS)
Deferred income tax liabilities:
  Fixed maturity and equity securities              $    25,247  $   17,265
  Deferred policy acquisition costs                      46,944      44,307
  Deferred investment gains                                  --      10,551
  Other                                                  14,236      13,437
                                                    -----------------------
                                                         86,427      85,560
Deferred income tax assets:
  Future policy benefits                                (21,320)    (22,304)
  Accrued dividends                                      (3,273)     (2,997)
  Accrued pension costs                                  (9,092)    (10,082)
  Other                                                  (7,619)     (6,367)
                                                    -----------------------
                                                        (41,304)    (41,750)
                                                    -----------------------
Deferred income tax liability                       $    45,123  $   43,810
                                                    -----------------------
                                                    -----------------------

Prior to 1984, a portion of current income of the Company was not subject to current income taxation, but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account". The aggregate accumulation in this account at December 31, 1997 was $11.1 million. Should the policyholders' surplus account of the Company exceed the limitation prescribed by federal income tax law, or should distributions be made by the Company to its stockholder in excess of $445.3 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes of $3.9 million have not been provided on amounts included in this memorandum account since the Company contemplates no action and can foresee no events that would create such a tax.

Deferred income taxes were also reported on equity income. These taxes arise from the recognition of income and losses differently for purposes of filing federal income tax returns than for financial reporting purposes.

6. CREDIT ARRANGEMENT

As an investor in the Federal Home Loan Bank (FHLB), the Company has the right to borrow up to $54.0 million and $43.9 million from the FHLB as of March 31, 1998 and December 31, 1997, respectively. As of December 31, 1997, the Company had no outstanding debt under this credit arrangement.

7. RETIREMENT AND COMPENSATION PLANS

The Company participates with several affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy of allocating the net periodic pension cost of the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Such allocations are reviewed annually. Pension expense aggregated $4.2 million, $5.9 million and $7.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Prior to January 1, 1996, the Company provided benefits to agents of the Company and certain of its affiliates through the Agents' Career Incentive Plan. Company contributions to the plan were based upon the individual agent's earned commissions and varied based upon the overall production level and the number of years of service. Company contributions charged to expense with respect to this plan during the year ended December 31, 1995 were $1.4 million. During 1996, in conjunction with a restructuring of the agents' compensation program, contributions to this plan were discontinued.

                       FARM BUREAU LIFE INSURANCE COMPANY

7.  RETIREMENT AND COMPENSATION PLANS (CONTINUED)

The Company has established deferred compensation plans for certain key current and former employees and has certain other benefit plans which provide for retirement and other benefits. These plans have been accrued or funded as deemed appropriate by management of the Company.

Certain of the assets related to these plans are on deposit with the Company and amounts relating to these plans are included in the financial statements herein. In addition, certain amounts included in the policy liabilities for interest sensitive products relate to deposit administration funds maintained by the Company on behalf of affiliates offering substantially the same benefit programs as the Company.

In addition to benefits offered under the aforementioned benefit plans, the Company and several other affiliates sponsor a plan that provides group term life insurance benefits to retired full-time employees who have worked ten years and attained age 55 while in service with the Company. Postretirement benefit expense is allocated in a manner consistent with pension expense discussed above. Postretirement pension expense aggregated $0.1 million for each of the years ended December 31, 1997, 1996 and 1995, respectively.

8. STATUTORY INFORMATION

STATUTORY LIMITATIONS ON DIVIDENDS

The ability of the Company to pay dividends to the parent company is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During 1998 the Company could pay dividends to the parent company of approximately $37.8 million without prior approval of insurance regulatory authorities.

STATUTORY ACCOUNTING POLICIES

The financial statements of the Company included herein differ from related statutory-basis financial statements principally as follows: (a) the bond portfolio is segregated into held-for-investment (carried at amortized cost) and available-for-sale (carried at fair value) classifications rather than generally being carried at amortized cost; (b) future policy benefit reserves for participating traditional life insurance products are based on net level premium methods and guaranteed cash value assumptions which may differ from statutory reserves; (c) future policy benefit reserves on certain interest sensitive products are based on full account values, rather than discounting methodologies utilizing statutory interest rates; (d) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (e) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized as gains or losses in the statement of income when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security or mortgage loan; (f) declines in the estimated realizable value of investments are charged to the statement of income when such declines are judged to be other than temporary rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (g) agents' balances and certain other assets designated as "non-admitted assets" for statutory purposes are reported as assets rather than being charged to surplus; (h) revenues for interest sensitive products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; (i) pension income or expense is recognized in accordance with Statement No. 87, "Employers' Accounting for Pensions" rather than in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974; (j) the financial statements of subsidiaries are consolidated with those of the Company; and (k) assets and liabilities are restated to fair values when a change in ownership occurs that is accounted for as a purchase, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

Total statutory capital and surplus of the Company was $291.3 million at December 31, 1997 and $280.6 million at December 31, 1996. Net income for the Company determined in accordance with statutory accounting practices was $73.5 million in 1997, $75.0 million in 1996 and $47.4 million in 1995.

                       FARM BUREAU LIFE INSURANCE COMPANY

8.  STATUTORY INFORMATION (CONTINUED)

The Company's insurance subsidiaries reported the following statutory amounts to regulatory agencies, after appropriate elimination of intercompany accounts:

                                           CAPITAL AND          NET INCOME
                                             SURPLUS            YEAR ENDED
                                           DECEMBER 31,        DECEMBER 31,
                                          --------------  ----------------------
                                           1997    1996    1997    1996    1995
                                          --------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Life insurance companies                  $13,111 $3,352  $  56   $  151  $   92
Property-casualty insurance subsidiary        --      --     --       --   1,454
                                          --------------------------------------
Total                                     $13,111 $3,352  $  56   $  151  $1,546
                                          --------------------------------------
                                          --------------------------------------

The National Association of Insurance Commissioners (NAIC) is in the process of codifying statutory accounting practices (Codification). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various state insurance departments before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective the state of domicile must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results. At this time it is unclear whether the state of Iowa will adopt Codification.

9. MANAGEMENT AND OTHER AGREEMENTS

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated by the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs.

In addition, prior to January 1, 1996, the Company participated in a management agreement with Farm Bureau Management Corporation, a wholly-owned subsidiary of the Iowa Farm Bureau Federation. Under this agreement, Farm Bureau Management Corporation provided general business, administration and management services to the Company. During 1996, the Company's parent assumed responsibility for providing a majority of these services for itself as well as Farm Bureau Management Corporation and other affiliates. During the years ended December 31, 1997, 1996 and 1995, the Company incurred expenses under these contracts of $0.8 million, $2.4 million and $3.7 million, respectively.

The Company has equipment and auto lease agreements with FBL Leasing Services, Inc., a wholly-owned subsidiary of FBL Financial Services, Inc. The Company incurred expenses totaling $1.7 million during 1997 and $0.7 million during the seven month period ended December 31, 1996 (period in 1996 subsequent to the dividend of FBL Financial Services, Inc. to FBL Financial Group, Inc.) under these agreements.

Equitrust Investment Management Services, Inc., a wholly-owned subsidiary of FBL Financial Services, Inc., provides investment advisory services to the Company. The related fees are based on the level of assets under management plus certain out-of-pocket expenses. The Company incurred expenses totaling $4.1 million during 1997 and $1.6 million during the seven month period ended December 31, 1996 relating to these services.

Effective January 1, 1996, the Company entered into marketing agreements with the property-casualty companies operating within its marketing territory, including Farm Bureau Mutual Insurance Company and other affiliates. Under the marketing agreements, the property-casualty companies assumed responsibility for development and management of the Company's agency force for a fee equal to a percentage of commissions on first year life insurance premiums and annuity deposits. During the years ended December 31, 1997 and 1996, the Company paid $3.3 million and $2.8 million, respectively, to the property-casualty companies under these arrangements.

The Company is licensed by the Iowa Farm Bureau Federation to use the "Farm Bureau" and "FB" designations in Iowa. In connection with this license, royalties of $0.5 million, $0.4 million and $0.3 million were paid to the Iowa Farm Bureau Federation for the years ended December 31, 1997, 1996 and 1995, respectively. The Company has

                       FARM BUREAU LIFE INSURANCE COMPANY

9.  MANAGEMENT AND OTHER AGREEMENTS (CONTINUED)

similar arrangements with Farm Bureau organizations in other states in its market territory. Total royalties paid to Farm Bureau organizations other than the Iowa Farm Bureau Federation were $0.4 million in 1997 and $0.3 million in 1996 and 1995.

10. COMMITMENTS AND CONTINGENCIES

IMPACT OF YEAR 2000 (UNAUDITED)

Many of the Company's computer programs were originally written using two digits rather than four to define a particular year. As a result, these computer programs have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions to operations, including, but not limited to, a temporary inability to process transactions, send premium notices and calculate policy reserves and accruals.

During 1997, the Company completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. The Company is currently in the process of modifying or replacing portions of its software to help ensure that its computer systems will function properly when using date-sensitive information. The testing of these modifications is also currently being performed. Furthermore, the Company has initiated formal communications with all of its significant vendors to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

The Company has and will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project no later than December 31, 1998, and prior to any anticipated impact on its operating systems. The total incremental cost of the Year 2000 project (those costs which the Company would not have incurred had the Year 2000 issue not existed) is estimated to be $1.4 million and is being funded through operating cash flows. Year 2000 modification costs incurred and charged to expense during the three month period ended March 31, 1998 and the year ended December 31, 1997 totaled $0.4 million and $0.6 million, respectively. It is anticipated the project costs to be charged to expense during the remainder of 1998 will total approximately $0.4 million.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

OTHER

In the normal course of business, the Company may be involved in litigation where amounts are alleged that are substantially in excess of contractual policy benefits or certain other agreements. At March 31, 1998 and December 31, 1997, management is not aware of any claims for which a material loss is reasonably possible.

The Company has extended a line of credit in the amount of $15.0 million to FBL Leasing Services, Inc., a wholly-owned subsidiary of FBL Financial Group, Inc. Interest on this agreement is equal to the prime rate of a national bank and payable monthly. At December 31, 1997, there was $4.8 million outstanding on the line of credit. No amounts were outstanding at March 31, 1998 or December 31, 1996.

The Company has extended a line of credit in the amount of $0.5 million to Western Computer Services, Inc., an affiliate. Interest on this agreement is equal to the prime rate of a national bank and payable monthly. At March 31, 1998 and December 31, 1997, there was $0.1 million outstanding on the line of credit. No amounts were outstanding at December 31, 1996.

The Company has guaranteed the payment of principal and interest on notes totaling $24.5 million payable by FBL Leasing Services, Inc. to a bank. The notes are due August 1999 and are collateralized by lease agreements primarily with affiliates. The Company believes no losses will be recognized in connection with this guarantee due to the credit worthiness of the lessees and the value of the underlying collateral.

                       FARM BUREAU LIFE INSURANCE COMPANY

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

During the first quarter of 1998, the Company entered into a 15-year operating lease with the Iowa Farm Bureau Federation for the lease of its home office properties. Future minimum lease payments under this lease are as follows: 1998 -$0.7 million; 1999 - $1.0 million; 2000 - $1.2 million; 2001 - $1.2 million;
2002 - $1.2 million; and thereafter, through 2013 - $14.8 million.

In connection with an investment in a limited real estate partnership in 1996, the Company has agreed to pay any cash flow deficiencies of a medium-sized shopping center owned by the partnership through January 1, 2001. At March 31, 1998, the Company assessed the probability and amount of future cash flows from the property and determined that no accrual was necessary. The limited partnership had a $5.4 million mortgage loan, secured by the shopping center, with Farm Bureau Mutual Insurance Company.

--------------------------------------------------------------------------------
                   APPENDIX A
--------------------------------------------------------------------------------
ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES
                       The following tables illustrate how the death benefits, Accumulated Values and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.

                       The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of 0.77% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 1997 the total fees and expenses ranged from an annual rate of 0.33% to an annual rate of 1.06% of average daily net assets. For information on Investment Option expenses, see the prospectuses for the Investment Options.

                       The tables reflect deduction of the premium expense charge, the monthly Policy expenses charge, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Insured. The surrender values illustrated in the tables also reflect deduction of applicable surrender charges. The current charges and the higher guaranteed maximum charges the Company may charge are reflected in separate tables on each of the following pages.

                       Applying the current charges and the average Investment Option fees and expenses of 0.77% of average net assets, the gross annual rates of investment return of 0%, 4%, 8% and 12% would produce net annual rates of return of -1.82%, 2.18%, 6.18% and 10.18%, respectively, on a guaranteed basis, and -1.67%, 2.33%, 6.33% and 10.33%,
                       respectively, on a current basis.

                       The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Values illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

                       The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

                       For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                              *    *    *

                       Upon request, the Company will provide a comparable illustration based upon the proposed insured's age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                                                                         ASSUMING
                                                           ASSUMING                            0% HYPOTHETICAL GROSS RETURN,
                                                0% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     106         $       0       $  100,106     $     227     $        0    $  100,227
      2...............         1,190            367                 0          100,367           563              0       100,563
      3...............         1,831            612                 0          100,612           886              0       100,886
      4...............         2,503              *                 *                *         1,194            218       101,194
      5...............         3,208              *                 *                *         1,488            512       101,488
      6...............         3,950              *                 *                *         1,766            930       101,766
      7...............         4,728              *                 *                *         2,028          1,375       102,028
      8...............         5,545              *                 *                *         2,273          1,795       102,273
      9...............         6,403              *                 *                *         2,502          2,191       102,502
     10...............         7,303              *                 *                *         2,715          2,563       102,715
     15...............        12,530              *                 *                *         3,482          3,482       103,482
     20...............        19,200              *                 *                *         3,611          3,611       103,611
     25...............        27,713              *                 *                *         2,976          2,976       102,976
     30...............        38,578              *                 *                *         1,329          1,329       101,329
     35...............             *              *                 *                *             *              *             *
     40...............             *              *                 *                *             *              *             *
     45...............             *              *                 *                *             *              *             *
     50...............             *              *                 *                *             *              *             *
     55...............             *              *                 *                *             *              *             *
     60...............             *              *                 *                *             *              *             *
     65...............             *              *                 *                *             *              *             *
     70...............             *              *                 *                *             *              *             *
     75...............             *              *                 *                *             *              *             *
     80...............             *              *                 *                *             *              *             *
 Age 65...............        38,578              *                 *                *         1,329          1,329       101,329
 Age 70...............             *              *                 *                *             *              *             *
Age 115...............             *              *                 *                *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                                                                         ASSUMING
                                                           ASSUMING                            4% HYPOTHETICAL GROSS RETURN,
                                                4% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     118         $       0       $  100,118     $     242     $        0    $  100,242
      2...............         1,190            399                 0          100,399           604              0       100,604
      3...............         1,831            674                 0          100,674           967              0       100,967
      4...............         2,503              *                 *                *         1,329            353       101,329
      5...............         3,208              *                 *                *         1,691            715       101,691
      6...............         3,950              *                 *                *         2,049          1,213       102,049
      7...............         4,728              *                 *                *         2,404          1,751       102,404
      8...............         5,545              *                 *                *         2,754          2,276       102,754
      9...............         6,403              *                 *                *         3,101          2,790       103,101
     10...............         7,303              *                 *                *         3,443          3,291       103,443
     15...............        12,530              *                 *                *         5,013          5,013       105,013
     20...............        19,200              *                 *                *         6,141          6,141       106,141
     25...............        27,713              *                 *                *         6,575          6,575       106,575
     30...............        38,578              *                 *                *         5,895          5,895       105,895
     35...............        52,445              *                 *                *         3,166          3,166       103,166
     40...............             *              *                 *                *             *              *             *
     45...............             *              *                 *                *             *              *             *
     50...............             *              *                 *                *             *              *             *
     55...............             *              *                 *                *             *              *             *
     60...............             *              *                 *                *             *              *             *
     65...............             *              *                 *                *             *              *             *
     70...............             *              *                 *                *             *              *             *
     75...............             *              *                 *                *             *              *             *
     80...............             *              *                 *                *             *              *             *
 Age 65...............        38,578              *                 *                *         5,895          5,895       105,895
 Age 70...............        52,445              *                 *                *         3,166          3,166       103,166
Age 115...............             *              *                 *                *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     130     $        0    $  100,130    $       257    $        0    $  100,257
      2...............         1,190           432              0       100,432            647             0       100,647
      3...............         1,831           740              0       100,740          1,053            77       101,053
      4...............         2,503         1,053             77       101,053          1,476           500       101,476
      5...............         3,208         1,371            395       101,371          1,916           940       101,916
      6...............         3,950         1,692            856       101,692          2,373         1,537       102,373
      7...............         4,728         2,014          1,361       102,014          2,846         2,193       102,846
      8...............         5,545         2,337          1,859       102,337          3,336         2,858       103,336
      9...............         6,403         2,662          2,351       102,662          3,845         3,534       103,845
     10...............         7,303         2,988          2,836       102,988          4,374         4,222       104,374
     15...............        12,530         4,581          4,581       104,581          7,279         7,279       107,279
     20...............        19,200         5,844          5,844       105,844         10,530        10,530       110,530
     25...............        27,713         6,274          6,274       106,274         14,032        14,032       114,032
     30...............        38,578         4,908          4,908       104,908         17,513        17,513       117,513
     35...............        52,445             *              *             *         20,079        20,079       120,079
     40...............        70,143             *              *             *         20,259        20,259       120,259
     45...............        92,730             *              *             *         14,180        14,180       114,180
     50...............       121,558             *              *             *              *             *             *
     55...............             *             *              *             *              *             *             *
     60...............             *             *              *             *              *             *             *
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        38,578         4,908          4,908       104,908         17,513        17,513       117,513
 Age 70...............        52,445             *              *             *         20,079        20,079       120,079
Age 115...............             *             *              *             *              *             *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                     ASSUMING                                      ASSUMING
                                          12% HYPOTHETICAL GROSS RETURN,                12% HYPOTHETICAL GROSS RETURN,
                                       GUARANTEED MAXIMUM COST OF INSURANCE        NON-GUARANTEED CURRENT COST OF INSURANCE
                                      CHARGES, AND GUARANTEED MAXIMUM EXPENSE    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                                      CHARGES                                      CHARGES
                        PREMIUMS     -----------------------------------------  ----------------------------------------------
       END OF          ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR     END OF YEAR     END OF YEAR
       POLICY             AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED      SURRENDER         DEATH
        YEAR            PER YEAR         VALUE         VALUE        BENEFIT         VALUE           VALUE          BENEFIT
    -----------       -------------  -------------  ------------  ------------  --------------  --------------  --------------
      1.............   $       581    $       142    $        0    $  100,142   $          271  $            0  $      100,271
      2.............         1,190            466             0       100,466              690               0         100,690
      3.............         1,831            809             0       100,809            1,144             168         101,144
      4.............         2,503          1,174           198       101,174            1,635             659         101,635
      5.............         3,208          1,562           586       101,562            2,167           1,191         102,167
      6.............         3,950          1,971         1,135       101,971            2,742           1,906         102,742
      7.............         4,728          2,403         1,750       102,403            3,364           2,711         103,364
      8.............         5,545          2,859         2,381       102,859            4,038           3,560         104,038
      9.............         6,403          3,344         3,033       103,344            4,768           4,457         104,768
     10.............         7,303          3,858         3,706       103,858            5,561           5,409         105,561
     15.............        12,530          6,940         6,940       106,940           10,633          10,633         110,633
     20.............        19,200         10,970        10,970       110,970           18,157          18,157         118,157
     25.............        27,713         16,109        16,109       116,109           29,447          29,447         129,447
     30.............        38,578         22,330        22,330       122,330           46,504          46,504         146,504
     35.............        52,445         28,283        28,283       128,283           72,006          72,006         172,006
     40.............        70,143         31,088        31,088       131,088          110,081         110,081         210,081
     45.............        92,730         21,633        21,633       121,633          165,382         165,382         265,382
     50.............       121,558              *             *             *          245,204         245,204         345,204
     55.............       158,351              *             *             *          359,631         359,631         459,631
     60.............       205,309              *             *             *          523,479         523,479         623,479
     65.............       265,240              *             *             *          701,287         701,287         801,287
     70.............       341,730              *             *             *          896,995         896,995         996,995
     75.............       439,352              *             *             *        1,185,875       1,185,875       1,285,875
     80.............       563,945              *             *             *        1,637,969       1,637,969       1,737,969
 Age 65.............        38,578         22,330        22,330       122,330           46,504          46,504         146,504
 Age 70.............        52,445         28,283        28,283       128,283           72,006          72,006         172,006
Age 115.............       563,945              *             *             *        1,637,969       1,637,969       1,737,969

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                                                                       ASSUMING
                                                          ASSUMING                           0% HYPOTHETICAL GROSS RETURN,
                                               0% HYPOTHETICAL GROSS RETURN,           NON-GUARANTEED CURRENT COST OF INSURANCE
                                       GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,      CHARGES, AND NON-GUARANTEED CURRENT
                                           AND GUARANTEED MAXIMUM EXPENSE CHARGES                   EXPENSE CHARGES
                          PREMIUMS     ----------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR      END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED       SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE            VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     107        $       0       $  100,000     $     228     $        0    $  100,000
      2...............         1,190           369                0          100,000           565              0       100,000
      3...............         1,831           614                0          100,000           888              0       100,000
      4...............         2,503             *                *                *         1,198            222       100,000
      5...............         3,208             *                *                *         1,494            518       100,000
      6...............         3,950             *                *                *         1,775            939       100,000
      7...............         4,728             *                *                *         2,039          1,386       100,000
      8...............         5,545             *                *                *         2,288          1,810       100,000
      9...............         6,403             *                *                *         2,522          2,211       100,000
     10...............         7,303             *                *                *         2,740          2,588       100,000
     15...............        12,500             *                *                *         3,546          3,546       100,000
     20...............        19,200             *                *                *         3,740          3,740       100,000
     25...............        27,713             *                *                *         3,190          3,190       100,000
     30...............        38,578             *                *                *         1,624          1,624       100,000
     35...............             *             *                *                *             *              *             *
     40...............             *             *                *                *             *              *             *
     45...............             *             *                *                *             *              *             *
     50...............             *             *                *                *             *              *             *
     55...............             *             *                *                *             *              *             *
     60...............             *             *                *                *             *              *             *
 Age 65...............        38,578             *                *                *         1,624          1,624       100,000
 Age 70...............             *             *                *                *             *              *             *
Age 115...............             *             *                *                *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                                                                         ASSUMING
                                                           ASSUMING                            4% HYPOTHETICAL GROSS RETURN,
                                                4% HYPOTHETICAL GROSS RETURN,            NON-GUARANTEED CURRENT COST OF INSURANCE
                                        GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,       CHARGES, AND NON-GUARANTEED CURRENT
                                            AND GUARANTEED MAXIMUM EXPENSE CHARGES                    EXPENSE CHARGES
                          PREMIUMS     ------------------------------------------------  -----------------------------------------
        END OF           ACCUMULATED     END OF YEAR       END OF YEAR     END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%        ACCUMULATED        SURRENDER         DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR          VALUE             VALUE          BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  ---------------  -----------------  ------------  -------------  ------------  ------------
      1...............   $       581      $     119         $       0       $  100,000     $     242     $        0    $  100,000
      2...............         1,190            400                 0          100,000           605              0       100,000
      3...............         1,831            676                 0          100,000           969              0       100,000
      4...............         2,503              *                 *                *         1,334            358       100,000
      5...............         3,208              *                 *                *         1,698            722       100,000
      6...............         3,950              *                 *                *         2,059          1,223       100,000
      7...............         4,728              *                 *                *         2,418          1,765       100,000
      8...............         5,545              *                 *                *         2,774          2,296       100,000
      9...............         6,403              *                 *                *         3,126          2,815       100,000
     10...............         7,303              *                 *                *         3,477          2,325       100,000
     15...............        12,530              *                 *                *         5,110          5,110       100,000
     20...............        19,200              *                 *                *         6,367          6,367       100,000
     25...............        27,713              *                 *                *         7,023          7,023       100,000
     30...............        38,578              *                 *                *         6,683          6,683       100,000
     35...............        52,445              *                 *                *         4,404          4,404       100,000
     40...............        70,143              *                 *                *             *              *             *
     45...............             *              *                 *                *             *              *             *
     50...............             *              *                 *                *             *              *             *
     55...............             *              *                 *                *             *              *             *
     60...............             *              *                 *                *             *              *             *
     65...............             *              *                 *                *             *              *             *
     70...............             *              *                 *                *             *              *             *
     75...............             *              *                 *                *             *              *             *
     80...............             *              *                 *                *             *              *             *
 Age 65...............        38,578              *                 *                *         6,683          6,683       100,000
 Age 70...............        52,445              *                 *                *         4,404          4,404       100,000
Age 115...............             *              *                 *                *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       581     $     131     $        0    $  100,000    $       257    $        0    $  100,000
      2...............         1,190           433              0       100,000            648             0       100,000
      3...............         1,831           743              0       100,000          1,056            80       100,000
      4...............         2,503         1,058             82       100,000          1,481           505       100,000
      5...............         3,208         1,380            404       100,000          1,924           948       100,000
      6...............         3,950         1,705            869       100,000          2,385         1,549       100,000
      7...............         4,728         2,033          1,380       100,000          2,863         2,210       100,000
      8...............         5,545         2,364          1,886       100,000          3,360         2,882       100,000
      9...............         6,403         2,698          2,387       100,000          3,878         3,567       100,000
     10...............         7,303         3,036          2,884       100,000          4,418         4,266       100,000
     15...............        12,530         4,731          4,731       100,000          7,426         7,426       100,000
     20...............        19,200         6,217          6,217       100,000         10,930        10,930       100,000
     25...............        27,713         7,073          7,073       100,000         14,975        14,975       100,000
     30...............        38,578         6,434          6,434       100,000         19,552        19,552       100,000
     35...............        52,445         1,834          1,834       100,000         24,290        24,290       100,000
     40...............        70,143             *              *             *         28,619        28,619       100,000
     45...............        92,730             *              *             *         32,407        30,407       100,000
     50...............       121,558             *              *             *         25,872        25,872       100,000
     55...............             *             *              *             *          4,724         4,724       100,000
     60...............             *             *              *             *              *             *             *
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        38,578         6,434          6,434       100,000         19,552        19,552       100,000
 Age 70...............        52,445         1,834          1,834       100,000         24,290        24,290       100,000
Age 115...............             *             *              *             *              *             *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                         FEMALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $553
                           NON-TOBACCO PREMIUM CLASS

                                                                                                   ASSUMING
                                                   ASSUMING                             12% HYPOTHETICAL GROSS RETURN,
                                        12% HYPOTHETICAL GROSS RETURN,             NON-GUARANTEED CURRENT COST OF INSURANCE
                                GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                    AND GUARANTEED MAXIMUM EXPENSE CHARGES                         CHARGES
                   PREMIUMS     ----------------------------------------------  ----------------------------------------------
    END OF        ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR
    POLICY           AT 5%       ACCUMULATED      SURRENDER         DEATH        ACCUMULATED      SURRENDER         DEATH
     YEAR          PER YEAR         VALUE           VALUE          BENEFIT          VALUE           VALUE          BENEFIT
---------------  -------------  --------------  --------------  --------------  --------------  --------------  --------------
      1........   $       581   $          143  $            0  $      100,000  $          272  $            0  $      100,000
      2........         1,190              467               0         100,000             691               0         100,000
      3........         1,831              813               0         100,000           1,146             170         100,000
      4........         2,503            1,180             204         100,000           1,640             664         100,000
      5........         3,208            1,572             596         100,000           2,176           1,200         100,000
      6........         3,950            1,987           1,151         100,000           2,756           1,920         100,000
      7........         4,728            2,426           1,773         100,000           3,385           2,732         100,000
      8........         5,545            2,893           2,415         100,000           4,068           3,590         100,000
      9........         6,403            3,390           3,079         100,000           4,810           4,499         100,000
     10........         7,303            3,922           3,770         100,000           5,619           5,467         100,000
     15........        12,530            7,171           7,171         100,000          10,856          10,856         100,000
     20........        19,200           11,653          11,653         100,000          18,865          18,865         100,000
     25........        27,713           17,902          17,902         100,000          31,429          31,429         100,000
     30........        38,578           26,751          26,751         100,000          51,677          51,677         100,000
     35........        52,445           39,032          39,032         100,000          85,218          85,218         100,000
     40........        70,143           57,039          57,039         100,000         141,152         141,152         151,032
     45........        92,730           86,186          86,186         100,000         232,243         232,243         243,855
     50........       121,558          139,258         139,258         146,220         378,555         378,555         397,483
     55........       158,351          220,540         220,540         231,567         611,274         611,274         641,838
     60........       205,309          348,805         348,805         352,293         987,640         987,640         997,517
     65........       265,240          551,296         551,296         556,809       1,597,290       1,597,290       1,613,263
     70........       341,730          850,593         850,593         859,099       2,563,667       2,563,667       2,589,304
     75........       439,352        1,310,844       1,310,844       1,323,952       4,103,173       4,103,173       4,144,205
     80........       563,945        2,018,604       2,018,604       2,038,790       6,555,314       6,555,314       6,620,867
 Age 65........        38,578           26,751          26,751         100,000          51,677          51,677         100,000
 Age 70........        52,445           39,032          39,032         100,000          85,218          85,218         100,000
Age 115........       563,945        2,018,604       2,018,604       2,038,790       6,555,314       6,555,314       6,620,867

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             0% HYPOTHETICAL GROSS RETURN,              0% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     227     $        0    $  100,227     $     356     $        0    $  100,356
      2...............         1,526           608              0       100,608           818              0       100,818
      3...............         2,347           969              0       100,969         1,265              0       101,265
      4...............         3,209         1,311             23       101,311         1,696            408       101,696
      5...............         4,114         1,634            503       101,634         2,110            979       102,110
      6...............         5,064         1,933          1,013       101,933         2,507          1,587       102,507
      7...............         6,061         2,209          1,491       102,209         2,884          2,166       102,884
      8...............         7,109         2,462          1,936       102,462         3,243          2,717       103,243
      9...............         8,209         2,689          2,347       102,689         3,582          3,240       103,582
     10...............         9,364         2,890          2,723       102,890         3,900          3,733       103,900
     15...............        16,064         3,419          3,419       103,419         5,091          5,091       105,091
     20...............        24,616         2,870          2,870       102,870         5,391          5,391       105,391
     25...............        35,530           539            539       100,539         4,348          4,348       104,348
     30...............        49,460             *              *             *         1,345          1,345       101,345
     35...............             *             *              *             *             *              *             *
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
     65...............             *             *              *             *             *              *             *
     70...............             *             *              *             *             *              *             *
     75...............             *             *              *             *             *              *             *
     80...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *         1,345          1,345       101,345
 Age 70...............             *             *              *             *             *              *             *
Age 115...............             *             *              *             *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             4% HYPOTHETICAL GROSS RETURN,              4% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     244     $        0    $  100,244     $     376     $        0    $  100,376
      2...............         1,526           655              0       100,655           875              0       100,875
      3...............         2,347         1,062              0       101,062         1,379             91       101,379
      4...............         3,209         1,465            177       101,465         1,885            597       101,885
      5...............         4,114         1,863            732       101,863         2,393          1,262       102,393
      6...............         5,064         2,252          1,332       102,252         2,902          1,982       102,902
      7...............         6,061         2,632          1,914       102,632         3,411          2,693       103,411
      8...............         7,109         3,001          2,475       103,001         3,918          3,392       103,918
      9...............         8,209         3,356          3,014       103,356         4,424          4,082       104,424
     10...............         9,364         3,696          3,529       103,696         4,925          4,758       104,925
     15...............        16,064         5,061          5,061       105,061         7,268          7,268       107,268
     20...............        24,616         5,450          5,450       105,450         9,023          9,023       109,023
     25...............        35,530         3,872          3,872       103,872         9,545          9,545       109,545
     30...............        49,460             *              *             *         7,882          7,882       107,882
     35...............        67,239             *              *             *         2,685          2,685       102,685
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
     65...............             *             *              *             *             *              *             *
     70...............             *             *              *             *             *              *             *
     75...............             *             *              *             *             *              *             *
     80...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *         7,882          7,882       107,882
 Age 70...............        67,239             *              *             *         2,685          2,685       102,685
Age 115...............             *             *              *             *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744    $       262    $        0    $  100,262    $       396    $        0    $  100,396
      2...............         1,526            704             0       100,704            934             0       100,934
      3...............         2,347          1,161             0       101,161          1,499           211       101,499
      4...............         3,209          1,632           344       101,632          2,090           802       102,090
      5...............         4,114          2,119           988       102,119          2,708         1,577       102,708
      6...............         5,064          2,618         1,698       102,618          3,355         2,435       103,355
      7...............         6,061          3,130         2,412       103,130          4,029         3,311       104,029
      8...............         7,109          3,653         3,127       103,653          4,734         4,208       104,734
      9...............         8,209          4,187         3,845       104,187          5,468         5,126       105,468
     10...............         9,364          4,731         4,564       104,731          6,234         6,067       106,234
     15...............        16,064          7,512         7,512       107,512         10,479        10,479       110,479
     20...............        24,616         10,025        10,025       110,025         15,290        15,290       115,290
     25...............        35,530         11,210        11,210       111,210         20,241        20,241       120,241
     30...............        49,460          9,110         9,110       109,110         24,497        24,497       124,497
     35...............        67,239              *             *             *         26,620        26,620       126,620
     40...............        89,929              *             *             *         23,935        23,935       123,935
     45...............       118,889              *             *             *         11,882        11,882       111,882
     50...............             *              *             *             *              *             *             *
     55...............             *              *             *             *              *             *             *
     60...............             *              *             *             *              *             *             *
     65...............             *              *             *             *              *             *             *
     70...............             *              *             *             *              *             *             *
     75...............             *              *             *             *              *             *             *
     80...............             *              *             *             *              *             *             *
 Age 65...............        49,460          9,110         9,110       109,110         24,497        24,497       124,497
 Age 70...............        67,239              *             *             *         26,620        26,620       126,620
Age 115...............             *              *             *             *              *             *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                      ASSUMING
                                            12% HYPOTHETICAL GROSS RETURN,                12% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE        NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                                        CHARGES                                      CHARGES
                          PREMIUMS     -----------------------------------------  ----------------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR     END OF YEAR     END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED      SURRENDER         DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE           VALUE          BENEFIT
     -----------        -------------  -------------  ------------  ------------  --------------  --------------  --------------
      1...............   $       744    $       279    $        0    $  100,279   $          416  $            0  $      100,416
      2...............         1,526            754             0       100,754              995               0         100,995
      3...............         2,347          1,265             0       101,265            1,625             337         101,625
      4...............         3,029          1,814           526       101,814            2,311           1,023         102,311
      5...............         4,114          2,404         1,273       102,404            3,059           1,928         103,059
      6...............         5,064          3,037         2,117       103,037            3,871           2,951         103,871
      7...............         6,061          3,715         2,997       103,715            4,755           4,037         104,755
      8...............         7,109          4,442         3,916       104,442            5,717           5,191         105,717
      9...............         8,209          5,221         4,879       105,221            6,763           6,421         106,763
     10...............         9,364          6,055         5,888       106,055            7,901           7,734         107,901
     15...............        16,064         11,166        11,166       111,166           15,221          15,221         115,221
     20...............        24,616         18,106        18,106       118,106           26,134          26,134         126,134
     25...............        35,530         26,953        26,953       126,953           42,232          42,232         142,232
     30...............        49,460         37,265        37,265       137,265           65,833          65,833         165,833
     35...............        67,239         47,076        47,076       147,076          100,390         100,390         200,390
     40...............        89,929         51,519        51,519       151,519          150,776         150,776         250,776
     45...............       118,889         39,636        39,636       139,636          223,892         223,892         323,892
     50...............       155,849              *             *             *          331,464         331,464         431,464
     55...............       203,020              *             *             *          491,497         491,497         591,497
     60...............       263,225              *             *             *          733,492         733,492         833,492
     65...............       340,062              *             *             *        1,044,009       1,044,009       1,144,009
     70...............       438,129              *             *             *        1,457,833       1,457,833       1,557,833
     75...............       563,290              *             *             *        2,103,237       2,103,237       2,203,237
     80...............       723,030              *             *             *        3,138,146       3,138,146       3,238,146
 Age 65...............        49,460         37,265        37,265       137,265           65,833          65,833         165,833
 Age 70...............        67,239         47,076        47,076       147,076          100,390         100,390         200,390
Age 115...............       723,030              *             *             *        3,138,146       3,138,146       3,238,146

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             0% HYPOTHETICAL GROSS RETURN,              0% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     228     $        0    $  100,000     $     356     $        0    $  100,000
      2...............         1,526           610              0       100,000           820              0       100,000
      3...............         2,347           973              0       100,000         1,269              0       100,000
      4...............         3,209         1,319             31       100,000         1,702            414       100,000
      5...............         4,114         1,645            514       100,000         2,120            989       100,000
      6...............         5,064         1,949          1,029       100,000         2,520          1,600       100,000
      7...............         6,061         2,231          1,513       100,000         2,903          2,185       100,000
      8...............         7,109         2,491          1,965       100,000         3,267          2,741       100,000
      9...............         8,209         2,726          2,384       100,000         3,613          3,271       100,000
     10...............         9,364         2,936          2,769       100,000         3,940          3,773       100,000
     15...............        16,064         3,533          3,533       100,000         5,195          5,195       100,000
     20...............        24,616         3,086          3,086       100,000         5,611          5,611       100,000
     25...............        35,530           852            852       100,000         4,746          4,746       100,000
     30...............        49,460             *              *             *         1,920          1,920       100,000
     35...............             *             *              *             *             *              *             *
     40...............             *             *              *             *             *              *             *
     45...............             *             *              *             *             *              *             *
     50...............             *             *              *             *             *              *             *
     55...............             *             *              *             *             *              *             *
     60...............             *             *              *             *             *              *             *
 Age 65...............        49,460             *              *             *         1,920          1,920       100,000
 Age 70...............             *             *              *             *             *              *             *
Age 115...............             *             *              *             *             *              *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF -1.82% ON A GUARANTEED BASIS AND -1.67% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             4% HYPOTHETICAL GROSS RETURN,              4% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744     $     245     $        0    $  100,000    $       376    $        0    $  100,000
      2...............         1,526           657              0       100,000            877             0       100,000
      3...............         2,347         1,067              0       100,000          1,382            94       100,000
      4...............         3,209         1,473            185       100,000          1,891           603       100,000
      5...............         4,114         1,876            745       100,000          2,404         1,273       100,000
      6...............         5,064         2,271          1,351       100,000          2,918         1,998       100,000
      7...............         6,061         2,659          1,941       100,000          3,433         2,715       100,000
      8...............         7,109         3,037          2,511       100,000          3,949         3,423       100,000
      9...............         8,209         3,404          3,062       100,000          4,464         4,122       100,000
     10...............         9,364         3,758          3,591       100,000          4,977         4,810       100,000
     15...............        16,064         5,235          5,235       100,000          7,424         7,424       100,000
     20...............        24,616         5,840          5,840       100,000          9,407         9,407       100,000
     25...............        35,530         4,612          4,612       100,000         10,371        10,371       100,000
     30...............        49,460             *              *             *          9,442         9,442       100,000
     35...............        67,239             *              *             *          5,185         5,185       100,000
     40...............             *             *              *             *              *             *             *
     45...............             *             *              *             *              *             *             *
     50...............             *             *              *             *              *             *             *
     55...............             *             *              *             *              *             *             *
     60...............             *             *              *             *              *             *             *
     65...............             *             *              *             *              *             *             *
     70...............             *             *              *             *              *             *             *
     75...............             *             *              *             *              *             *             *
     80...............             *             *              *             *              *             *             *
 Age 65...............        49,460             *              *             *          9,442         9,442       100,000
 Age 70...............        67,239             *              *             *          5,185         5,185       100,000
Age 115...............             *             *              *             *              *             *             *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 2.18% ON A GUARANTEED BASIS AND 2.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                       ASSUMING                                   ASSUMING
                                             8% HYPOTHETICAL GROSS RETURN,              8% HYPOTHETICAL GROSS RETURN,
                                         GUARANTEED MAXIMUM COST OF INSURANCE     NON-GUARANTEED CURRENT COST OF INSURANCE
                                        CHARGES, AND GUARANTEED MAXIMUM EXPENSE      CHARGES, AND NON-GUARANTEED CURRENT
                                                        CHARGES                                EXPENSE CHARGES
                          PREMIUMS     -----------------------------------------  -----------------------------------------
        END OF           ACCUMULATED    END OF YEAR   END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR   END OF YEAR
        POLICY              AT 5%       ACCUMULATED    SURRENDER       DEATH       ACCUMULATED    SURRENDER       DEATH
         YEAR             PER YEAR         VALUE         VALUE        BENEFIT         VALUE         VALUE        BENEFIT
     -----------        -------------  -------------  ------------  ------------  -------------  ------------  ------------
      1...............   $       744    $       262    $        0    $  100,000    $       396    $        0    $  100,000
      2...............         1,526            706             0       100,000            936             0       100,000
      3...............         2,347          1,166             0       100,000          1,503           215       100,000
      4...............         3,209          1,642           354       100,000          2,097           809       100,000
      5...............         4,114          2,134         1,003       100,000          2,721         1,590       100,000
      6...............         5,064          2,641         1,721       100,000          3,373         2,453       100,000
      7...............         6,061          3,162         2,444       100,000          4,056         3,338       100,000
      8...............         7,109          3,698         3,172       100,000          4,771         4,245       100,000
      9...............         8,209          4,248         3,906       100,000          5,519         5,177       100,000
     10...............         9,364          4,812         4,645       100,000          6,302         6,135       100,000
     15...............        16,064          7,777         7,777       100,000         10,715        10,715       100,000
     20...............        24,616         10,370        10,370       100,000         15,964        15,964       100,000
     25...............        35,530         12,875        12,875       100,000         21,964        21,964       100,000
     30...............        49,460         12,634        12,634       100,000         28,543        28,543       100,000
     35...............        67,239          6,389         6,389       100,000         35,461        35,461       100,000
     40...............        89,929              *             *             *         42,205        42,205       100,000
     45...............       118,889              *             *             *         47,783        47,783       100,000
     50...............       155,849              *             *             *         51,074        51,074       100,000
     55...............       203,020              *             *             *         48,862        48,862       100,000
     60...............       263,225              *             *             *         31,665        31,665       100,000
     65...............             *              *             *             *              *             *             *
     70...............             *              *             *             *              *             *             *
     75...............             *              *             *             *              *             *             *
     80...............             *              *             *             *              *             *             *
 Age 65...............        49,460         12,634        12,634       100,000         28,543        28,543       100,000
 Age 70...............        67,239          6,389         6,389       100,000         35,461        35,461       100,000
Age 115...............             *              *             *             *              *                           *

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 6.18% ON A GUARANTEED BASIS AND 6.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          MALE AGE 35 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
           INITIAL SPECIFIED AMOUNT $100,000--ANNUAL PREMIUM OF $709
                           NON-TOBACCO PREMIUM CLASS

                                                                                                     ASSUMING
                                                     ASSUMING                             12% HYPOTHETICAL GROSS RETURN,
                                          12% HYPOTHETICAL GROSS RETURN,             NON-GUARANTEED CURRENT COST OF INSURANCE
                                  GUARANTEED MAXIMUM COST OF INSURANCE CHARGES,    CHARGES, AND NON-GUARANTEED CURRENT EXPENSE
                                      AND GUARANTEED MAXIMUM EXPENSE CHARGES                         CHARGES
                     PREMIUMS     ----------------------------------------------  ----------------------------------------------
     END OF         ACCUMULATED    END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR     END OF YEAR
     POLICY            AT 5%       ACCUMULATED      SURRENDER         DEATH        ACCUMULATED      SURRENDER         DEATH
      YEAR           PER YEAR         VALUE           VALUE          BENEFIT          VALUE           VALUE          BENEFIT
-----------------  -------------  --------------  --------------  --------------  --------------  --------------  --------------
      1..........   $       744   $          280  $            0  $      100,000  $          416  $            0  $      100,000
      2..........         1,526              757               0         100,000             997               0         100,000
      3..........         2,347            1,270               0         100,000           1,630             342         100,000
      4..........         3,209            1,824             536         100,000           2,320           1,032         100,000
      5..........         4,114            2,421           1,290         100,000           3,073           1,942         100,000
      6..........         5,064            3,063           2,143         100,000           3,893           2,973         100,000
      7..........         6,061            3,754           3,036         100,000           4,787           4,069         100,000
      8..........         7,109            4,498           3,972         100,000           5,763           5,237         100,000
      9..........         8,209            5,299           4,957         100,000           6,828           6,486         100,000
     10..........         9,364            6,161           5,994         100,000           7,991           7,824         100,000
     15..........        16,064           11,570          11,570         100,000          15,577          15,577         100,000
     20..........        24,616           19,375          19,375         100,000          27,319          27,319         100,000
     25..........        35,530           30,601          30,601         100,000          45,823          45,823         100,000
     30..........        49,460           47,217          47,217         100,000          76,063          76,063         100,000
     35..........        67,239           73,564          73,564         100,000         126,351         126,351         146,567
     40..........        89,929          119,623         119,623         127,997         207,621         207,621         222,154
     45..........       118,889          194,460         194,460         204,183         339,949         339,949         356,946
     50..........       155,849          310,265         310,265         325,778         551,451         551,451         579,024
     55..........       203,020          484,714         484,714         508,949         886,595         886,595         930,925
     60..........       263,225          761,269         761,269         768,882       1,429,750       1,429,750       1,444,047
     65..........       340,062        1,200,489       1,200,489       1,212,494       2,311,648       2,311,648       2,334,764
     70..........       438,129        1,849,850       1,849,850       1,868,348       3,709,698       3,709,698       3,746,795
     75..........       563,290        2,848,418       2,848,418       2,876,902       5,936,787       5,936,787       5,996,154
     80..........       723,030        4,383,986       4,383,986       4,427,826       9,483,956       9,483,956       9,578,795
 Age 65..........        49,460           47,217          47,217         100,000          76,063          76,063         100,000
 Age 70..........        67,239           73,564          73,564         100,000         126,351         126,351         146,567
Age 115..........       723,030        4,383,986       4,383,986       4,427,826       9,483,956       9,483,956       9,578,795

------------------------------
* In the absence of an additional premium, the Policy would lapse.

The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.

The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.

THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING PREVAILING INTEREST RATES, RATES OF INFLATION AND THE ALLOCATIONS MADE BY A POLICYOWNER AMONG THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATES OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO NET ANNUAL RATES OF RETURN OF 10.18% ON A GUARANTEED BASIS AND 10.33% ON A CURRENT BASIS, RESPECTIVELY. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
                   APPENDIX B
--------------------------------------------------------------------------------
DEATH BENEFIT OPTIONS  OPTION A EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with a Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); a Accumulated Value of
                       $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least
                       2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).

                       Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be 1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

                       OPTION B EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and a Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

                       Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

                       The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

              SPECIFIED AMOUNT FACTOR TABLE
---------------------------------------------------------
      ATTAINED AGE            SPECIFIED AMOUNT FACTOR
------------------------  -------------------------------
    40 or younger                         2.50
    41                                    2.43
    42                                    2.36
    43                                    2.29
    44                                    2.22
    45                                    2.15
    46                                    2.09
    47                                    2.03
    48                                    1.97
    49                                    1.91
    50                                    1.85
    51                                    1.78
    52                                    1.71
    53                                    1.64
    54                                    1.57
    55                                    1.50
    56                                    1.46
    57                                    1.42
    58                                    1.38
    59                                    1.34
    60                                    1.30
    61                                    1.28
    62                                    1.26
    63                                    1.24
    64                                    1.22
    65                                    1.20
    66                                    1.19
    67                                    1.18
    68                                    1.17
    69                                    1.16
    70                                    1.15
    71                                    1.13
    72                                    1.11
    73                                    1.09
    74                                    1.07
    75 to 90                              1.05
    91                                    1.04
    92                                    1.03
    93                                    1.02
    94 to 114                             1.01
    115                                   1.00

--------------------------------------------------------------------------------
                   APPENDIX C
--------------------------------------------------------------------------------
MAXIMUM SURRENDER CHARGES
                       The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as policy years increase.

Male, Non-Tobacco

                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10             5.50   5.50   5.50   5.50   5.50   5.50   4.30   3.15   2.05   1.00   0.00
20             7.46   7.46   7.46   7.46   7.46   6.46   5.05   3.70   2.41   1.18   0.00
30            10.48  10.48  10.48  10.48   9.85   8.01   6.26   4.59   2.99   1.46   0.00
40            16.08  16.08  16.08  15.81  13.22  10.75   8.39   6.14   3.99   1.95   0.00
50            25.74  25.74  25.74  22.86  19.06  15.46  12.03   8.77   5.69   2.77   0.00
60            56.18  48.88  41.98  35.48  29.36  23.61  18.21  13.17   8.46   4.07   0.00
70            57.48  49.03  41.24  34.10  27.56  21.62  16.26  11.44   7.14   3.34   0.00
80            57.48  46.35  36.74  28.53  21.60  15.82  11.08   7.25   4.21   1.83   0.00

Male, Tobacco

                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10              N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A
20            12.00  12.00  12.00  10.90   9.12   7.42   5.79   4.24   2.76   1.35   0.00
30            17.48  17.48  16.34  13.95  11.66   9.49   7.41   5.42   3.53   1.72   0.00
40            27.74  26.34  22.80  19.43  16.22  13.16  10.25   7.49   4.86   2.37   0.00
50            44.66  39.17  33.75  28.62  23.76  19.18  14.86  10.79   6.96   3.37   0.00
60            57.48  49.60  42.24  35.39  29.02  23.12  17.67  12.65   8.04   3.83   0.00
70            57.48  48.27  39.97  32.50  25.84  19.94  14.74  10.20   6.26   2.88   0.00
80            57.48  45.30  35.12  26.68  19.79  14.22   9.78   6.30   3.60   1.55   0.00

Female, Non-Tobacco
                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10             5.30   5.30   5.30   5.30   5.30   5.15   4.03   2.95   1.92   0.94   0.00
20             5.66   5.66   5.66   5.66   5.66   5.66   4.69   3.44   2.24   1.10   0.00
30             8.04   8.04   8.04   8.04   8.04   7.37   5.76   4.22   2.75   1.34   0.00
40            11.98  11.98  11.98  11.98  11.84   9.63   7.52   5.50   3.58   1.75   0.00
50            17.96  17.96  17.96  17.96  16.44  13.34  10.40   7.60   4.93   2.40   0.00
60            43.60  40.26  34.72  29.46  24.49  19.79  15.34  11.15   7.20   3.49   0.00
70            57.48  49.61  42.25  35.38  28.99  23.06  17.59  12.56   7.96   3.78   0.00
80            57.48  47.51  38.62  30.77  23.90  17.97  12.92   8.67   5.15   2.29   0.00

Female, Tobacco
                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10              N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A
20             7.76   7.76   7.76   7.76   7.76   6.47   5.06   3.71   2.41   1.18   0.00
30            11.40  11.40  11.40  11.40   9.97   8.11   6.34   4.64   3.02   1.48   0.00
40            17.34  17.34  17.34  15.90  13.28  10.79   8.41   6.15   4.00   1.95   0.00
50            25.82  25.82  25.82  22.19  18.49  14.97  11.65   8.49   5.50   2.67   0.00
60            51.72  45.03  38.72  32.76  27.14  21.86  16.89  12.24   7.88   3.80   0.00
70            57.48  49.36  41.81  34.82  28.36  22.43  17.01  12.07   7.60   3.59   0.00
80            57.48  47.10  37.97  29.99  23.11  17.24  12.29   8.19   4.83   2.13   0.00

Unisex, Non-Tobacco
                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10             5.50   5.50   5.50   5.50   5.50   5.43   4.24   3.11   2.02   0.99   0.00
20             7.10   7.10   7.10   7.10   7.10   6.37   4.98   3.65   2.38   1.16   0.00
30             9.98   9.98   9.98   9.98   9.69   7.88   6.16   4.51   2.94   1.43   0.00
40            15.24  15.24  15.24  15.24  12.94  10.52   8.21   6.01   3.91   1.91   0.00
50            24.16  24.16  24.16  22.20  18.51  15.01  11.69   8.53   5.53   2.69   0.00
60            53.96  46.98  40.38  34.16  28.29  22.77  17.59  12.73   8.18   3.95   0.00
70            57.48  49.17  41.48  34.39  27.89  21.95  16.56  11.70   7.33   3.44   0.00
80            57.48  46.67  37.26  29.15  22.24  16.42  11.60   7.65   4.47   1.96   0.00

Unisex, Tobacco
                                              POLICY YEAR
ISSUE AGE     1      2      3      4      5      6      7      8      9      10     11+
------------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
10              N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A
20            11.14  11.14  11.14  10.61   8.88   7.23   5.64   4.13   2.69   1.32   0.00
30            16.26  16.26  15.85  13.53  11.32   9.20   7.19   5.26   3.42   1.67   0.00
40            25.60  25.32  21.92  18.68  15.59  12.66   9.86   7.20   4.68   2.28   0.00
50            40.68  37.18  32.05  27.19  22.60  18.25  14.15  10.28   6.64   3.22   0.00
60            57.48  49.70  42.42  35.62  29.28  23.38  17.91  12.86   8.20   3.92   0.00
70            57.48  48.56  40.46  33.12  26.52  20.61  15.35  10.70   6.62   3.07   0.00
80            57.48  45.95  36.14  27.88  20.98  15.30  10.69   6.98   4.05   1.76   0.00

                                    PART II
                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its factor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, offer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATIONS PURSUANT TO SECTION 26(e)(2)A

The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.

The Prospectus consisting of 94 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representation pursuant to Section 26(e)(2)(A)

The signatures.

Written consents of the following persons:
    Stephen M. Morain, Esquire.
    Messrs. Sutherland, Asbill & Brennan LLP.
    Ernst & Young LLP, Independent Auditors.
    Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President.

The following exhibits:


1.A.    1.  Certified Resolution of the Board of Directors of the Company
            establishing the Variable Account.(1)
        2.  None.
        3.  Form of Principal Underwriting Agreement.(1)
        4.  None.
        5.  (a) Form of Policy.(1)
            (b) Form of Application.(1)
        6.  (a) Articles of Incorporation of the Company.(1)
            (b) By-Laws of the Company.(1)
        7.  None.
        8.  None.(1)
        9.  (a) Participation Agreement relating to EquiTrust Variable Insurance
                Series Fund.(1)
            *(b) (1)Participation Agreement relating to Fidelity Variable
                    Insurance Products Fund.
          * (b) (2)Participation Agreement relating to Fidelity Variable
                   Insurance Products Fund II.
          * (b) (3)Participation Agreement relating to Fidelity Variable
                   Insurance Products Fund III.
            (c) Participation Agreement relating to T. Rowe Price Equity Series,
            Inc. and T. Rowe Price International Series, Inc.(1)
       10.  Form of Application (see Exhibit 1.A.(5)(c) above.)(1)
  2.  Opinion and Consent of Stephen M. Morain.(1)
  3.  None.
  4.  Not applicable.
  5.  Not applicable.
  6.  Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Life Product
      Development and Pricing Vice President.(1)
  7.  (a) Consent of Ernst & Young LLP.(1)
      (b) Consent of Messrs. Sutherland, Asbill & Brennan LLP.(1)
  8.  Memorandum describing the Company's conversion procedure (included in
      Exhibit 9 hereto).
  9.  Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy.(1)
 10.  Powers of Attorney.(1)


------------------------

*   Attached as an exhibit.


(1) Incorporated by reference to the initial filing of this Registration Statement (File No. 333-62265) on August 26, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Farm Bureau Life Variable Account III, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 28th day of October, 1998.


                                          Farm Bureau Life Insurance Company
                                          Farm Bureau Life Variable Account III

                                          By:      /s/ EDWARD M. WIEDERSTEIN
                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                             Farm Bureau Life Insurance Company

                                          Attest:      /s/ RICHARD D. HARRIS
                                               ---------------------------------
                                                       Richard D. Harris
                                                  SENIOR VICE PRESIDENT AND
                                                   SECRETARY-TREASURER
                                                  Farm Bureau Life Insurance
                                                         Company

    Pursuant to the requirements of by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.


             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

     /s/ EDWARD M. WIEDERSTEIN       President & Director
-----------------------------------   [Principal Executive      October 28, 1998
       Edward M. Wiederstein          Officer]

                                     Senior Vice President &
       /s/ RICHARD D. HARRIS          Secretary-Treasurer
-----------------------------------   [Principal Financial      October 28, 1998
         Richard D. Harris            Officer]

        /s/ JAMES W. NOYCE           Chief Financial Officer
-----------------------------------   [Principal Accounting     October 28, 1998
          James W. Noyce              Officer]

-----------------------------------  Vice President and         October 28, 1998
          Craig A. Lang*              Director

-----------------------------------  Director                   October 28, 1998
         Kenneth R. Ashby*

-----------------------------------  Director                   October 28, 1998
        Al Christopherson*

-----------------------------------  Director                   October 28, 1998
        Ernest A. Glienke*

-----------------------------------  Director                   October 28, 1998
        Philip A. Hemesath*

-----------------------------------  Director                   October 28, 1998
          Craig D. Hill*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                   October 28, 1998
        Daniel L. Johnson*

-----------------------------------  Director                   October 28, 1998
       Richard G. Kjerstad*

-----------------------------------  Director                   October 28, 1998
        Lindsey D. Larsen*

-----------------------------------  Director                   October 28, 1998
        David R. Machacek*

-----------------------------------  Director                   October 28, 1998
        Donald O. Narigon*

-----------------------------------  Director                   October 28, 1998
         Bryce P. Neidig*

-----------------------------------  Director                   October 28, 1998
        Charles E. Norris*

-----------------------------------  Director                   October 28, 1998
          Keith R. Olsen*

-----------------------------------  Director                   October 28, 1998
       Bennett M. Osmonson*

-----------------------------------  Director                   October 28, 1998
        Howard D. Poulson*

-----------------------------------  Director                   October 28, 1998
        Sally A. Puttmann*

-----------------------------------  Director                   October 28, 1998
       Beverly L. Schnepel*

-----------------------------------  Director                   October 28, 1998
         F. Gary Steiner*

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Farm Bureau Life Variable Account III, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 28th day of October, 1998


                                          Farm Bureau Life Variable Account III
                                          (Registrant)

                                          Farm Bureau Life Insurance Company
                                          (Depositor)

                                          By:      /s/ EDWARD M. WIEDERSTEIN
                                             -----------------------------------
                                                    Edward M. Wiederstein
                                                         PRESIDENT
                                             Farm Bureau Life Insurance Company

* By /s/ STEPHEN M. MORAIN  Attorney-In-Fact, pursuant to Power of Attorney.
    -----------------------
      Stephen M. Morain